Notice of
Annual Meeting of Stockholders

May 10, 2017; 9:00 a.m.

CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895



♥**CVS**Health



MESSAGE FROM OUR CHAIRMAN AND OUR CHIEF EXECUTIVE OFFICER

Dear Fellow Stockholders:

2016 was another successful year for CVS Health as we continued to benefit from our focus on delivering affordable, accessible and effective health care. Our unmatched suite of leading integrated assets continues to create superior value for patients, payors and providers.

While we delivered significant growth in Adjusted Earnings Per Share, this past year was also impacted by some headwinds that weighed on our stock's performance. Thanks in part to the rhetoric surrounding last year's presidential election, our stock, as well as that of others in our space, was affected by the public discussion regarding the rising costs of prescription drugs, and the possible repeal and replacement of the Affordable Care Act. Additionally, the loss of retail pharmacy prescriptions associated with a few pharmacy network changes announced in late 2016 is expected to challenge our retail pharmacy business and make this year a rebuilding year.



David Dorman   Larry Merlo

However, we have implemented plans that are expected to return us to more robust levels of earnings growth in the years ahead. We remain well-positioned to be successful and achieve long-term growth because of our ability to pivot as health care changes and deliver needed solutions that will enhance patient access, improve health outcomes and lower overall health care costs. When you consider the breadth of our assets, all of which are focused on making health care more accessible, affordable and effective, our competitive advantage is clear.

We continue to remain focused on our three pillars that maximize stockholder value. First, we drive productive, long-term growth as evidenced by our solid increases in revenues, operating profit and earnings per share. Second, we generate substantial levels of free cash flow, providing a solid platform to drive future growth. Third, we maintain a disciplined approach to optimizing capital allocation, investing our free cash opportunistically in value-enhancing projects while returning more than $6 billion to stockholders through dividends and share repurchases this past year alone. In addition, we have embarked on an enterprise streamlining initiative that will enable us to create significant savings that can be used to further maximize stockholder value.

CVS Health works every day to provide people with high quality pharmacy and basic health care services, and to make these services accessible and affordable. We align our purpose of helping people on their path to better health with our corporate social responsibility roadmap, Prescription for a Better World. We have taken the roadmap a step further by making our business operations, workplace, supply chain and communities more sustainable. Some of the highlights of our progress can be found inside the back cover of this proxy statement.

This past year we continued to engage proactively with our stockholders to ensure that we understand your needs. We pride ourselves on strong corporate governance practices and we believe that accountability to our stockholders is a mark of good governance. Within this proxy statement, you will find the details of the changes we have made as a result of conversations with many of you. We certainly welcome your feedback on the changes we have made.

Our 2017 Annual Meeting of Stockholders will be held on Wednesday, May 10, 2017, at 9:00 a.m., at the CVS Health Customer Support Center located at One CVS Drive in Woonsocket, Rhode Island. We invite you to attend, and ask you to please vote at your earliest convenience, whether or not you plan to attend. Your vote is important.

We remain confident that our leadership across the pharmacy spectrum will allow us to continue to drive superior value for our health care partners and our shareholders. Thank you for investing in CVS Health.

Sincerely,

David W. Dorman
Chairman of the Board

Larry J. Merlo
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time
May 10, 2017, 9:00 A.M.

Place
CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895

Items to be Voted

- Elect 12 directors named in this proxy statement;

- Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2017;

- Act, by non-binding vote, to approve the Company's executive compensation as disclosed in this proxy statement;

- Recommend, by non-binding vote, the frequency of future advisory votes on the Company's executive compensation;

- Adopt the Company's 2017 Incentive Compensation Plan;

- Act on three stockholder proposals, if properly presented; and

- Conduct any other business properly brought before the Annual Meeting.

Eligibility to Vote
Stockholders of record at the close of business on March 14, 2017 may vote at the Annual Meeting.

By Order of the Board of Directors,

Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President & Corporate Secretary

How to Vote

Your vote is important to the future of CVS Health. You are eligible to vote if you were a stockholder of record at the close of business on March 14, 2017. Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods. In all cases, you should have your proxy card in hand:



Use the Internet
www.proxyvote.com



Use a Mobile Device
Scan this QR Code



Call Toll-Free
1-800-690-6903



Mail Your Proxy Card
Follow the instructions on your voting form

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 10, 2017:

The proxy statement and annual report to security holders are available at **www.cvshealthannualmeeting.com** and at **www.proxyvote.com/cvs.**

Your vote is important.

Whether or not you plan to attend the Annual Meeting, please vote your shares. In addition to voting in person or by mail, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), please read your voting instructions to see which of these options are available to you. Even if you are attending the Annual Meeting in person, we encourage you to vote in advance by mail, phone or Internet.

We began mailing this proxy statement and the enclosed proxy card on or about March 31, 2017 to all stockholders entitled to vote. Our 2016 Annual Report, which includes our financial statements, is being sent with this proxy statement.

 

PROXY STATEMENT HIGHLIGHTS

This summary highlights selected information in this Proxy Statement – please review the entire document before voting.

All of our Annual Meeting materials are available in one place at www.cvshealthannualmeeting.com. There, you can download electronic copies of our Annual Report and Proxy Statement, and use the link to vote.

ITEM 1

Election of 12 directors named in this proxy statement



✓ FOR The Board of Directors unanimously recommends a vote each director nominee

- Our nominees are seasoned leaders who bring a mix of skills and qualifications to the Board

See pages 10-19 for further information

The CVS Health Board

You are asked to vote on the election of the following 12 nominees to serve on the Board of Directors of CVS Health. All directors are elected by a majority of votes cast.

NAME, PRIMARY OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC COMPANY BOARDS	CVS HEALTH COMMITTEES				
					A	MP&D	N&CG	PS&CQ	E
Richard M. Bracken *Retired Chairman and CEO of HCA Holdings, Inc.*	64	2015	YES	None			●	● (Chair)	
C. David Brown II *Chairman of Broad and Cassel*	65	2007	YES	2		● (Chair)	●		●
Alecia A. DeCoudreaux *Retired President of Mills College*	62	2015	YES	None	●			●	
Nancy-Ann M. DeParle *Co-Founding Partner of Consonance Capital Partners, LLC*	60	2013	YES	1	●			●	
David W. Dorman *Chairman of the Board of CVS Health Corporation, Founding Partner of Centerview Capital Technology Fund*	63	2006	YES	2		●	● (Chair)		●
Anne M. Finucane *Vice Chairman of Bank of America Corporation*	64	2011	YES	None		●	●		
Larry J. Merlo *President and CEO of CVS Health Corporation*	61	2010	NO	None					●
Jean-Pierre Millon *Retired President and CEO of PCS Health Systems, Inc.*	66	2007	YES	None	●			●	
NEW **Mary L. Schapiro** *Vice Chair, Advisory Board Promontory Financial Group*	61	----	YES	2					
Richard J. Swift *Retired Chairman of the Board, President and CEO of Foster Wheeler Ltd.*	72	2006	YES	4	● (Chair)				●
William C. Weldon *Retired Chairman of the Board and CEO of Johnson & Johnson*	68	2013	YES	2		●	●		
Tony L. White *Retired Chairman of the Board, President and CEO of Applied Biosystems, Inc.*	70	2011	YES	2		●		●	

● (red): Committee Chair
A: Audit
MP&D: Management Planning & Development
N&CG: Nominating & Corporate Governance
PS&CQ: Patient Safety & Clinical Quality
E: Executive

THE CVS HEALTH BOARD

2016 Board of Directors



David
Brown

William
Weldon

Richard
Bracken

Anne
Finucane

David
Dorman

Larry
Merlo

Jean-
Pierre
Millon

Nancy-
Ann
DeParle

Richard
Swift

Alecia
DeCoudreaux

Tony
White

For more information about our directors and our new nominee, please refer to pages 10-16 of this proxy statement.

BOARD AND CORPORATE GOVERNANCE HIGHLIGHTS

The CVS Health Board continues to evaluate the Company's corporate governance policies and practices to ensure that the right mix of individuals are present in our boardroom, to best serve the stockholders we represent by ensuring effective oversight of our strategy and management. We are committed to maintaining the highest standards of corporate governance, and have established a strong and effective framework by which the Company is governed and reviewed.

		FURTHER INFORMATION
2016-2017 Board and Corporate Governance Developments	• Formation of a new Committee focused on patient safety and clinical quality in March 2016	page 27
	• We adopted a proxy access by-law that allows holders of at least 3% of our stock for a period of three years the right to nominate candidates for up to 20% of board seats, with a minimum of two seats	page 18
	• In March 2017 we nominated Mary Schapiro for election to our Board of Directors; if elected, Ms. Schapiro will strengthen our Board and increase its gender diversity	pages 16-17
Board Communication and Stockholder Rights	• Our Board supports our stockholder outreach program and has responded to stockholder input with changes in our compensation program and other areas	pages 6-7, 20, 32, 42
	• Right to act by written consent and to call special meetings	
	• Majority voting in director elections	page 20
	• Annual election of all directors, annual "say-on-pay" vote	page 18
		pages 10, 34-35

		FURTHER INFORMATION
Director Alignment with Stockholder Interests	• At least 75% of our directors' annual retainer mix is paid in shares of CVS Health common stock • Directors must own at least 10,000 shares of CVS Health common stock • All directors except one had 100% meeting attendance	pages 32-33 page 77 page 28
Board Oversight of Risk	• Full Board and individual Committee focus on understanding Company risks • Annually, the Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major risks and the steps that have been taken to monitor and mitigate such risks • The Management Planning and Development Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices • Our independent Chairman and our CEO are focused on the Company's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for review	page 19 page 23 page 26 pages 19-20

STOCKHOLDER OUTREACH – GOVERNANCE AND COMPENSATION ACTIONS

During the fall of 2016, we reached out to our 50 largest stockholders, holders of more than 50% of our outstanding common stock in the aggregate, and offered to discuss corporate governance, our compensation programs and any other matters of interest. We had discussions with many stockholders and one of the leading proxy advisory firms. During those discussions, we heard several themes that caused us to take action:

What we heard	What we have done in response	Intended outcome	When effective
Proxy access is a right that is important to stockholders	Discussed our proxy access by-law, which was adopted early in 2016, with our stockholders	Provide stockholders the right to nominate candidates for election to our Board and have their nominees included in our proxy statement	2016
Diversity of the Board may be improved by ensuring that diverse candidates are included in director searches	Amended our Nominating and Corporate Governance Committee Charter to specifically include a requirement for diverse candidates	Memorialize and formalize our existing practice of including diverse candidates in all director searches	2017
Annual stockholder advisory votes on executive compensation ("say-on-pay") allow us to evaluate the Company's compensation practices	Recommended "annual" as the frequency for future stockholder advisory votes on executive compensation	Maintain a regular dialogue and receive annual feedback from our stockholders on our executive compensation practices	This proxy statement
Your ability to use discretion in determining bonus payments is unclear and allows substantial increases	Reduced cap on our Executive Incentive Plan (EIP) to be aligned with the broad-based Management Incentive Plan (MIP) and better articulated guidelines that the Committee uses for discretionary adjustments	Improved transparency; program design reflects the Management Planning and Development (MP&D) Committee's intentions	The MP&D Committee applied the new limits to the 2016 performance year EIP awards; improved disclosure in this proxy statement related to the Committee's use of discretion

What we heard	What we have done in response	Intended outcome	When effective
Describe how the incentive plan metrics support the Company's growth strategy	Improved disclosure	Improve stockholders' understanding of why we use certain incentive plan metrics	This proxy statement
Practice of paying dividend equivalents on unvested restricted stock units (RSUs) at the same time and rate as stockholders is inconsistent with time vesting requirements	Dividend equivalents on unvested RSUs will be paid only to the extent the underlying award vests	Align the dividend equivalent awards with the vesting provisions of RSUs; simplify accounting treatment of awards	Beginning with 2017 awards

For more information on corporate governance at CVS Health, please refer to pages 17-29 of this proxy statement and to our website at http://investors.cvshealth.com/corporate-governance.

ITEM 2

Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2017

✓ FOR The Board of Directors unanimously recommends a vote this proposal

- Based on its recent evaluation, our Audit Committee believes that the retention of Ernst & Young is in the best interests of the Company and its stockholders

See page 30 for further information

ITEM 3

Approve, on a non-binding basis, the Company's executive compensation as disclosed in this proxy statement

✓ FOR The Board of Directors unanimously recommends a vote this proposal

- Our executive compensation program reflects our unwavering commitment to paying for performance and reflects feedback received from stockholder outreach

See pages 32-33 for further information

ITEM 4

Recommend, by a non-binding vote, the frequency of future advisory votes Company's executive compensation

✓ FOR The Board of Directors unanimously recommends a vote every **(1) YEAR** for this proposal

- We believe that an annual vote on our executive compensation program provides us with valuable and actionable feedback from our stockholders

See page 33 for further information

ITEM 5

Approve the Company's 2017 Incentive Compensation Plan (ICP)

✓ FOR The Board of Directors unanimously recommends a vote this proposal

- Our ICP is an important tool to attract and retain quality executives and employees

See pages 67-71 for further information

ITEMS 6-8

Stockholder proposals

✗ AGAINST The Board of Directors unanimously recommends a vote all stockholder proposals

- See the Board's statement of opposition AGAINST each stockholder proposal

See pages 72-76 for further information

PERFORMANCE HIGHLIGHTS

For CVS Health, 2016 was a successful year. Here are some highlights:

NET REVENUES ($ billions)
1 year growth of 15.8%



OPERATING PROFIT ($ billions)
1 year growth of 9.3%



2014-2016 RETURN ON NET ASSETS (%)
Exceeded target by 22%



TOTAL SHAREHOLDER RETURN (TSR) (%)
LTIP Modifier (Percentile of S&P 500)



ANNUAL CASH DIVIDENDS ($ PER SHARE)
1 year increase of 21.4%



DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS ($)
1 year growth of 6.2%



For more information on our financial performance, please refer to our Annual Report available at www.cvshealthannualmeeting.com. Please also see page 56 of this proxy statement for additional information about how we calculate Return on Net Assets, a metric used in our Long-Term Incentive Plan.

 

COMPENSATION HIGHLIGHTS

LEADING PRACTICES IN COMPENSATION PROGRAMS

Our pay practices align with and support our core compensation principles. They also demonstrate our commitment to sound compensation and governance practices.

Our executive compensation program motivates executive officers to take personal responsibility for the performance of CVS Health	✔ Core Executive Compensation Principles Designed to Promote Company Growth ✔ Performance Measures Aligned with Stockholder Interests ✔ Majority of the Total Compensation Opportunity is Performance-Based ✔ Long-Term Incentive Plan (LTIP) Awards Settled in Common Stock that is Subject to Retention Requirement (Holding Period) ✔ Stock Ownership Guidelines
We apply leading executive compensation practices	✔ No Excise Tax Gross-Ups ✔ No Option Repricing ✔ No Recycling of Shares ✔ Recoupment Policy ✔ Broad Anti-Pledging and Hedging Policies ✔ Executive Severance Policy ✔ Limited Perquisites and Personal Benefits ✔ SERP Closed to New Participants ✔ Double Trigger Vesting of Equity Awards ✔ Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment
New this year	✔ Dividend Equivalents on RSUs Paid Only When Awards Vest ✔ Reduced Maximum Annual EIP Award to Align with Broad-Based MIP ✔ Limited Positive Discretion on Annual Incentive Awards ✔ Revised Total Shareholder Return (TSR) Modifier for 2017-2019 LTIP to Adjust Above or Below the 50th Percentile Relative Ranking

OUR 2016 EXECUTIVE PAY

The following shows the breakdown of reported 2016 compensation for our CEO and our other named executive officers, or NEOs.



CEO
89% Performance Aligned
Base Salary 7%
Annual Incentive Awards 10%
RSUs and Options 33%
LTIP 46%
Other 4%
79% Long-Term
All Other NEOs
85% Performance Aligned
Base Salary 12%
Annual Incentive Awards 12%
RSUs and Options 35%
LTIP 38%
Other 3%
73% Long-Term

For more information on our executive compensation practices, please refer to the Compensation Discussion and Analysis section, beginning on page 35 of this proxy statement.

CORPORATE GOVERNANCE AND RELATED MATTERS

ITEM 1: ELECTION OF DIRECTORS

Our Board of Directors has nominated 12 candidates for election as directors at the Annual Meeting. Eleven nominees currently serve as directors and one nominee would be a new member of our Board. If elected, each nominee will hold office until the next annual meeting.

The Nominating and Corporate Governance Committee believes that the Board, with Ms. Schapiro as a new nominee, is well-balanced and that it fully and effectively addresses the Company's needs. All of our nominees are seasoned leaders, the majority of whom are or were chief executive officers or other senior executives, who bring to the Board skills and qualifications gained during their tenure at a vast array of public companies, private companies, non-profits, governmental and regulatory agencies and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes or skills that led the Committee and the Board to conclude that the nominee should continue to serve as a director.

BIOGRAPHIES OF OUR INCUMBENT BOARD NOMINEES



Independent Director
Age 64
Director since
January 2015

CVS Health Board
Committees Patient Safety and Clinical Quality (Chair); Nominating and Corporate Governance
Other Public Boards
None

Richard M. Bracken
Retired Chairman and CEO of HCA Holdings, Inc.

Director Qualification Highlights
• Leadership – Former CEO
• Business Operations; Consumer Products or Services
• Finance
• Health Care/Regulated Industry
• Risk Management
• Corporate Governance

Education B.A., San Diego State University; M.H.A., Medical College of Virginia

Biography
Mr. Bracken is the former Chairman and Chief Executive Officer of HCA Holdings, Inc., one of the nation's leading providers of health care services. At the time of Mr. Bracken's retirement, HCA's facilities included approximately 165 hospitals and 115 freestanding surgery centers in 20 states and England. Mr. Bracken served in a number of executive roles in his 33 year career at HCA, including President of HCA's Pacific Division in 1995, Western Group President in 1997, Chief Operating Officer of HCA in July 2001, and President and Chief Operating Officer in January 2002. He was elected to the HCA Board of Directors in November 2002, became President and Chief Executive Officer in January 2009, and Chairman and Chief Executive Officer in December, 2009. He retired as CEO in December 2013, and as Chairman in December 2014.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Bracken's experience in leading a large, publicly traded health care company lends expertise and perspective greatly valued by the Board. In addition, his experience operating in the highly-regulated health care industry with significant experience in enterprise clinical quality is also a complementary skill set for the Board. In fact, that experience led the Board to appoint Mr. Bracken as Chair of the new Patient Safety and Clinical Quality Committee in March 2016.



C. David Brown II
Chairman of Broad and Cassel

Independent Director
CVS Health Board Committees Management Planning and Development (Chair), Nominating and Corporate Governance, Executive
Other Public Boards Rayonier Advanced Materials Inc.

Age 65
Director since
March 2007

Director Qualification Highlights
- Real Estate
- Business Development and Corporate Transactions
- Finance
- Legal and Regulatory Compliance
- Risk Management
- Public Company Board Service

Education B.S.B.A., University of Florida; J.D., University of Florida College of Law

Biography
Mr. Brown has been Chairman of Broad and Cassel, a Florida law firm, since March 2000. From 1989 until March 2000, he was Managing Partner of the Orlando office of the firm. He is also the lead director of Rayonier Advanced Materials Inc. (RYAM), a leading specialty cellulose production company. Mr. Brown previously served on the board of directors and as lead director of Rayonier Inc., a real estate development and timberland management company, prior to the spin-off of RYAM in June 2014. He also served as a director of ITT Educational Services, Inc., a national provider of technology-oriented undergraduate and graduate degree programs, from April 2015 until September 2016. Mr. Brown also previously served on the board of Caremark Rx, Inc. from March 2001 until the closing of the merger transaction involving CVS Health and Caremark, when he became a director of CVS Health.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Brown's legal expertise and health care experience are highly valued by the Board, as is his ability to analyze and interpret complex issues and facilitate Board engagement. Mr. Brown has significant health care experience, including through his oversight of UF Health while serving as Chairman of the Board of Trustees for the University of Florida and as a member of the Board of Directors and Executive Committee of Orlando Health, a not-for-profit health care network. The Board believes that Mr. Brown's experience adds knowledge and leadership depth to the Board.



Alecia A. DeCoudreaux
Former President of Mills College

Independent Director
CVS Health Board Committees Audit; Patient Safety and Clinical Quality
Other Public Boards None

Age 62
Director since
March 2015

Director Qualification Highlights
- Business Development and Corporate Transactions
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Corporate Governance
- Public Policy and Government Affairs

Education B.A., Wellesley College; J.D., Indiana University School of Law

Biography
Ms. DeCoudreaux is the former President of Mills College, a liberal arts college for women with graduate programs for women and men, having served in that position from July 2011 through June 2016. Previously, Ms. DeCoudreaux served in a number of leadership roles at Eli Lilly and Company, a global pharmaceutical manufacturer, including as Vice President and Deputy General Counsel, Specialty Legal Team, from 2010-2011, Vice President and General Counsel, Lilly USA, from 2005-2009, and Secretary and Deputy General Counsel of Eli Lilly from 1999-2005. During her 30-year career with Eli Lilly Ms. DeCoudreaux also previously served as Executive Director of Lilly Research Laboratories, Director of Federal Government Relations, Director of State Government Relations and Director of Community Relations. In addition, Ms. DeCoudreaux has served on a number of charitable, educational, for profit and nonprofit boards, including as both a trustee and board chair at Wellesley College.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeCoudreaux has more than 30 years of experience in the pharmaceutical industry, and her experience as an attorney in that field and in the area of corporate governance, makes her a great asset to our Board.

 



Nancy-Ann M. DeParle

Co-Founding Partner of Consonance Capital Partners, LLC

Independent Director
CVS Health Board Committees Audit; Patient Safety and Clinical Quality
Other Public Boards HCA Holdings, Inc.

Age 60
Director since September 2013

Director Qualification Highlights
- Business Development and Corporate Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care Industry
- Public Policy and Government Affairs
- Public Company Board Service

Education B.A., University of Tennessee; B.A. and M.A., Balliol College, Oxford University; J.D., Harvard Law School

Biography
Ms. DeParle has been a Co-Founding Partner of Consonance Capital Partners, LLC, a private equity firm focused on investing in small and mid-size health care companies, since August 2013. From March 2009 to January 2013, Ms. DeParle served in the White House, first as Counselor to the President and Director of the White House Office of Health Reform, and later as Assistant to the President and Deputy Chief of Staff for Policy. In addition, from 1993 to 2000, Ms. DeParle served as the Associate Director for Health and Personnel for the White House Office of Management and Budget, and later as the Administrator of the Centers for Medicare and Medicaid Services (then known as the Health Care Financing Administration). From 2001 to March 2009, Ms. DeParle served as a Senior Advisor with JPMorgan Partners and as a Managing Director of its successor entity, CCMP Capital, L.L.C., focusing on private equity investments in health care companies. Ms. DeParle is also a director of HCA Holdings, Inc., a health care services company that owns, manages or operates hospitals and various other health care facilities.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeParle has more than 25 years of experience in the health care arena, and is widely considered to be one of the nation's leading experts in health care policy, management and financing, which makes her an excellent fit for our Board.



David W. Dorman

Chairman of the Board of CVS Health Corporation, Founding Partner of Centerview Capital Technology Fund

Independent Director
CVS Health Board Committees Management Planning and Development, Nominating and Corporate Governance (Chair), Executive
Other Public Boards PayPal Holdings, Inc.; Yum! Brands, Inc.

Age 63
Director since March 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations; Consumer Products or Services
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., Georgia Tech University

Biography
Mr. Dorman has been the Chairman of the Board of CVS Health Corporation since May 2011. He has also been a Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013. He also served as Lead Director of Motorola Solutions, Inc. (formerly Motorola, Inc.), a communications products company, until his retirement from that board in May 2015, and was Non-Executive Chairman of the Board of Motorola from May 2008 through May 2011. From October 2006 through April 2008, he was a Managing Director and Senior Advisor with Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Inc., a telecommunications company (formerly known as SBC Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation. Mr. Dorman is also a director of PayPal Holdings, Inc., a leading digital and mobile payments company, and Yum! Brands, Inc., a global quick service restaurant company, as well as Dell Technologies Inc., the world's largest privately controlled technology company. He was also a director of SecureWorks Corp., an information security solutions provider and a subsidiary of Dell, from the time of SecureWorks' IPO in April 2016 until he joined the board of Dell in September 2016.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Dorman's experience in leading large companies, beginning with Sprint and later Pacific Bell and AT&T, lends a perspective and skill set that is greatly valued by the Board. His business background of growing companies is in line with and useful to our business strategy. The Board believes that Mr. Dorman's experience leading the boards of AT&T and Motorola make him well-suited to be the Company's Chairman.



Anne M. Finucane
Vice Chairman of Bank of America Corporation

Independent Director
CVS Health Board Committees Nominating and Corporate Governance; Management Planning and Development
Other Public Boards None

Age 64
Director since
January 2011

Director Qualification Highlights
- Consumer Products or Services
- Corporate Strategy Development and Oversight
- Marketing, Brand Management
- Public Policy
- Public Relations
- Regulated Industry

Education B.A., University of New Hampshire

Biography
Ms. Finucane has been Vice Chairman of Bank of America Corporation, an international financial services company, since July 2015 and is a member of its executive management team. From 2006 through July 2015 Ms. Finucane served as Global Chief Strategy and Marketing Officer for Bank of America and served as Northeast Market President from 2004 through July 2015. During her twenty-plus years as a senior leader at Bank of America and its legacy firms, Ms. Finucane has served as senior advisor to four chief executive officers and the Board of Directors. Ms. Finucane is responsible for the strategic positioning of Bank of America and oversees the public policy, customer research and analytics, global marketing, communications and corporate social responsibility efforts for the company. She is chair of Bank of America's Environmental, Social and Governance Committee, and is also chair of the Bank of America Charitable Foundation.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. Finucane's experience in the financial services industry, consumer policy, strategy, marketing, corporate social responsibility and government affairs provides the Board with valuable insight in those key areas.



Larry J. Merlo
President and Chief Executive Officer of CVS Health Corporation

Non-Independent Director
CVS Health Board Committees Executive
Other Public Boards None

Age 61
Director since
May 2010

Director Qualification Highlights
- Leadership – Current CEO
- Business Operations; Consumer Products or Services
- Health Care/Regulated Industry
- Public Policy
- Retail, Retail Pharmacy and Pharmacy Benefit Management

Education B.S., Pharmacy, University of Pittsburgh

Biography
Mr. Merlo has been Chief Executive Officer of CVS Health Corporation since March 2011 and President of CVS Health Corporation since May 2010. Mr. Merlo formerly served as Chief Operating Officer of CVS Health Corporation from May 2010 through March 2011 and was President of CVS Pharmacy from January 2007 through May 2010, and Executive Vice President – Stores from April 2000 to January 2007.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Merlo has been with CVS Health and its subsidiaries for more than 30 years, and provides the Board with invaluable experience and insight into the retail drugstore and health care industries.



Jean-Pierre Millon

Retired President and Chief Executive Officer of PCS Health Systems, Inc.

Independent Director
CVS Health Board Committees Audit; Patient Safety and Clinical Quality
Other Public Boards None

Age 66
Director since
March 2007

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Corporate Strategy Development and Oversight
- Health Care/Regulated Industry
- International Business Operations
- Pharmacy Benefit Management
- Public Company Board Service

Education B.S., Ecole Centrale de Lyon (France); B.A., Université de Lyon (France); M.B.A., Kellogg School of Business, Northwestern University

Biography
Mr. Millon is the retired former President and Chief Executive Officer of PCS Health Systems, Inc. Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to that, Mr. Millon served as an executive and held several global leadership positions with Eli Lilly and Company. Mr. Millon previously served on the board of Caremark from March 2004, upon Caremark's acquisition of AdvancePCS, and as a director of AdvancePCS (which resulted from the merger of PCS and Advance Paradigm, Inc.) beginning in October 2000. He became a director of CVS Health upon the closing of the merger transaction involving CVS Health and Caremark. Mr. Millon has over 10 years of financial management experience and fifteen years of general functional management experience, including strategic planning experience specific to pharmacy benefit management companies as the former head of PCS. He also has extensive venture capital and public and private company board experience.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Millon's extensive background and experience in the pharmacy benefit management, pharmaceutical and life sciences businesses, combined with his financial expertise, provide the Board with additional perspective across the enterprise.



Richard J. Swift

Retired Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd.

Independent Director
CVS Health Board Committees Audit (Chair), Executive
Other Public Boards Ingersoll-Rand plc, Kaman Corporation, Hubbell Incorporated, Public Service Enterprise Group Incorporated

Age 72
Director since
September 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., U.S. Military Academy at West Point; M.S., Purdue University; M.B.A., Fairleigh Dickinson University

Biography
Mr. Swift is the former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in October 2001. Mr. Swift also served as a member and as Chairman of the Financial Accounting Standards Advisory Council (FASAC) from 2002 until his retirement from FASAC in December 2006. Mr. Swift is also lead director of Ingersoll-Rand plc, a diversified industrial company, and a director of Kaman Corporation, a diversified manufacturer and distributor, Hubbell Incorporated, an electrical and electronic products company, and Public Service Enterprise Group Incorporated, an energy company.

Skills and Qualifications of Particular Relevance to CVS Health
The Board greatly values Mr. Swift's financial expertise, including his experience at FASAC and with various public company boards and audit committees for over 30 years of combined service. Mr. Swift is an audit committee financial expert and his accounting and financial skills are important to the oversight of our financial reporting, enterprise and operational risk management.



William C. Weldon

Retired Chairman of the Board and Chief Executive Officer of Johnson & Johnson

Independent Director
CVS Health Board
Committees Management Planning and Development, Nominating and Corporate Governance
Other Public Boards JPMorgan Chase & Co., Exxon Mobil Corporation

Age 68
Director since March 2013

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- International Business Operations; Consumer Products or Services
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., Quinnipiac University

Biography

Mr. Weldon is the former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, a global developer and manufacturer of health care products, having served in those positions from 2002 until his retirement as Chief Executive Officer in April 2012 and his retirement from the board in December 2012. Mr. Weldon previously served in a variety of senior executive positions during his 41-year career with Johnson & Johnson. Mr. Weldon is also a director of JPMorgan Chase & Co., a global financial services company, and Exxon Mobil Corporation, an international oil and gas company. He was formerly a director of The Chubb Corporation, an international insurance company, until it was acquired by ACE Limited in January 2016.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Weldon's experience in managing a complex global health care company and his deep knowledge of the worldwide health care market across multiple sectors makes him extremely well suited to serve on our Board. His background in international business management and operating in the highly-regulated health care industry is also greatly valued by the Board.



Tony L. White

Retired Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc.

Independent Director
CVS Health Board
Committees Management Planning and Development; Patient Safety and Clinical Quality
Other Public Boards Ingersoll-Rand plc, C.R. Bard, Inc.

Age 70
Director since March 2011

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.A., Western Carolina University

Biography

Mr. White is the former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc. (formerly Applera Corporation), a developer, manufacturer and marketer of life science systems and genomic information products, having served in those positions from September 1995 until his retirement in November 2008. Mr. White is also a director of Ingersoll-Rand plc, a diversified industrial company, and C.R. Bard, Inc., a company that designs, manufacturers, packages, distributes and sells medical, surgical, diagnostic and patient care devices.

Skills and Qualifications of Particular Relevance to CVS Health

Mr. White's wealth of management experience in the life sciences and health care industries, including over 13 years as Chairman and CEO of an advanced-technology life sciences company and 26 years in various management positions at Baxter International, Inc., a provider of medical products and services, makes him well qualified to serve as a director of CVS Health.

 

BIOGRAPHY OF OUR NEW BOARD NOMINEE



Independent Nominee
Age 61

CVS Health Board Committees
None

Other Public Boards
General Electric Company; London Stock Exchange Group plc

Mary L. Schapiro
Vice Chair of the Advisory Board Promontory Financial Group

Director Qualification Highlights
- Leadership – Former CEO
- Public Policy and Government Affairs
- Finance
- Risk Management
- Legal and Regulatory Compliance
- Public Company Board Service

Education B.A., Franklin and Marshall College; J.D., George Washington University

Biography
Since January 2014, Ms. Schapiro has served as the Vice Chair of Promontory Advisory Board, part of Promontory Financial Group, a leading strategy, risk management and regulatory compliance firm that was acquired by IBM Corporation in November 2016. She previously served as managing director of Promontory Financial Group from March 2013 through January 2014. From January 2009 through December 2012, Ms. Schapiro was Chairman of the U.S. Securities and Exchange Commission, becoming the first woman to serve as that agency's Chairman. Prior to becoming SEC Chairman, Ms. Schapiro was Chairman and CEO of the Financial Industry Regulatory Authority (FINRA) from 2006 through 2008, and prior to that held a number of key executive positions at FINRA and its predecessor from 1996 through 2006, including Vice Chairman and President of NASD Regulation. She also served as Chairman of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996, and was the first person to serve as Chairman of both the CFTC and the SEC. Ms. Schapiro is also a director of General Electric Company, a global diversified infrastructure company, and of The London Stock Exchange Group plc, which engages in market infrastructure and the capital markets business.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. Schapiro's experience in leading the SEC, FINRA and the CFTC makes her extremely well qualified to join our Board. Ms. Schapiro's leadership of the SEC during the turbulent period that followed the 2008 financial crisis, one of the busiest rulemaking periods in the agency's history, demonstrates her ability to navigate through a difficult and complex regulatory and political environment. The Board believes that her skills fill important needs in the areas of legal and regulatory compliance, finance, risk management, and public policy and government affairs.

The Board of Directors unanimously recommends a vote ✓FOR the election of all nominees.

SELECTING OUR DIRECTOR NOMINEES

Director Nominee Independence



Not Independent: 1

Independent: 11

11 nominees for Director, including our Chairman, are independent of management. Mr. Merlo, our President and CEO, is our only non-independent nominee.

Director Nominee Gender



Female: 4

Male: 8

Three of the last four additions to our Board, including our new nominee, are women.

Director Nominee Tenure



4-7 Years: 4

0-3 Years: 4

>7 Years: 4

Our nominees bring a balance of experience and fresh perspective to our boardroom. The average tenure of current CVS Health directors is seven years.

In addition to our current Directors, we have nominated Mary L. Schapiro for election to our Board. Ms. Schapiro has been determined to be independent, and her election would reduce average tenure to six years.

Director Skills and Experience

Our directors and our new nominee possess relevant experience, skills and qualifications that contribute to a well-functioning Board to effectively oversee the Company's strategy and management. Areas of director expertise include:



Business Development and Corporate Transactions

Corporate Governance

Health Care and Regulated Industries

Legal and Regulatory Compliance

Risk Management

International Business Operations

Consumer Products and Services

Finance

Leadership

Public Policy and Government Affairs

Technology and Innovation

Director Qualification Criteria; Diversity

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the Nominating and Corporate Governance Committee has established in its charter guidelines for the identification and evaluation of candidates for membership on the Board. Under its charter, the Committee recommends to the Board criteria for Board membership and recommends individuals for membership on our Board. The criteria used by the Committee in nominating directors are found in the Committee's charter and provide that candidates should be distinguished individuals who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. While the Committee does not believe it

appropriate to establish any specific minimum qualifications for candidates, it focuses on the following qualities in identifying and evaluating candidates for Board membership:

- Background, experience and skills
- Character, reputation and personal integrity
- Judgment
- Independence
- Diversity
- Commitment to the Company and service on the Board
- Any other factors that the Committee may determine to be relevant and appropriate

The Committee makes these determinations in the context of the existing composition of the Board so as to achieve an appropriate mix of characteristics. Consistent with this philosophy, the Committee is committed to including in each search qualified candidates who reflect diverse backgrounds, including diversity of gender and race. The Committee also takes into account all applicable legal, regulatory and stock exchange requirements concerning the composition of the Board and its committees. The Committee reviews these guidelines from time to time as appropriate (and in any event at least annually) and modifies them as it deems appropriate.

The Committee also reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, reputation, age, skills, background and experience.

The Committee values diversity, which it broadly views in terms of, among other things, gender, race, background and experience, as a factor in selecting members to serve on the Board. Our nominees reflect that diversity, including in terms of race, gender and ethnic background. In addition, to ensure that it has access to a broad range of qualified, experienced and diverse candidates, the Committee may use the services of an independent search firm to help identify and assist in the evaluation of candidates.

Board Evaluation Process

When considering current directors for re-nomination to the Board, the Committee takes into account the performance of each director, which is part of the Committee's annual Board evaluation process. That process consists of individual interviews of each director by our General Counsel, followed by a report summarizing his findings. The Committee then recommends actions for the Board to consider and adopt as it sees fit.

Board Refreshment; Retirement Age

The Committee and the Board believe that setting a retirement age for CVS Health directors is advisable to facilitate the addition of new directors. Accordingly, our Corporate Governance Guidelines provide that no director who is or would be over the age of 74 at the expiration of his or her current term may be nominated to a new term, unless the Board waives the retirement age for a specific director in exceptional circumstances. In the event any waiver is provided, the Board will disclose the rationale for its decision.

Majority Voting

As discussed elsewhere in this proxy statement, directors are elected by a majority of the votes cast at the Annual Meeting (assuming that the election is uncontested). Under our by-laws, each nominee who is a current director is required to submit an irrevocable resignation, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in an uncontested election, and (2) acceptance by the Board of that resignation in accordance with the policies and procedures adopted by the Board. The Board, acting on the recommendation of the Committee, will no later than at its first regularly scheduled meeting following certification of the stockholder vote, determine whether to accept the resignation of the unsuccessful incumbent. Absent a determination by the Board that a compelling reason exists for concluding that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director, the Board will accept that person's resignation. In the event any resignation is not accepted, the Board will disclose the rationale for its determination.

Stockholder Submission of Nominees

The Committee will consider any director candidates proposed by stockholders who submit a written request to our Corporate Secretary (including via our proxy access by-law, described below). All candidates should meet the Director Qualification Criteria, discussed above. The Committee evaluates all director candidates and nominees in the same manner regardless of the source. If a stockholder would like to nominate a person for election or re-election to the Board, he or she must provide notice to the Company as provided in our by-laws and described in this proxy statement. The notice must include a written consent indicating that the candidate is willing to be named in the proxy statement as a nominee and to serve as a director if elected and any other information that the SEC would require to be included in a proxy statement when a stockholder submits a proposal. See "Other Information – Stockholder Proposals and Other Business for our Annual Meeting in 2018" for additional information related to proposals, including any nominations, for our 2018 Annual Meeting.

Proxy Access

In January 2016, following the receipt of a stockholder proposal and extensive conversations with the proponent and several other stockholders, the Nominating and Corporate Governance Committee recommended and the Board adopted a proxy access by-law. Under the by-law a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board, provided that the stockholders and the nominees satisfy the requirements specified in the Company's by-laws.

Independence Determinations for Directors

Under our Corporate Governance Guidelines, a substantial majority of our Board must be comprised of directors who meet the director independence requirements set forth in the Corporate Governance Rules of the New York Stock Exchange (NYSE) Listed Company Manual. Under NYSE Rules, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company.

Our Board has adopted categorical standards to assist in making director independence determinations. Any relationship that falls within the following standards or relationships will not, in itself, preclude a determination of independence. These categorical

standards are set forth in Annex A to the Company's Corporate Governance Guidelines, which are available on our website at http://investors.cvshealth.com/corporate-governance/documents or upon request to our Corporate Secretary.

2016 Determinations

The Nominating and Corporate Governance Committee of the Board undertook its annual review of director and nominee independence in March 2017. The Committee recommended and the Board determined that each of Mmes. DeCoudreaux, DeParle, Finucane and Schapiro, and each of Messrs. Bracken, Brown, Dorman, Millon, Swift, Weldon and White, is independent. Mr. Merlo is not an independent director because of his employment as President and CEO of the Company.

THE BOARD'S ROLE AND ACTIVITIES IN 2016

The Board acts as the ultimate decision-making body of the Company and advises and oversees management, which is responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses CVS Health's long-term strategy and its strategic, competitive and financial performance.

In 2016 the Board oversaw the return of approximately $6 billion to our stockholders through a combination of cash dividends and stock repurchases. The Board increased the cash dividend significantly for both 2016 and 2017, taking the quarterly payment from $0.35 per share to $0.50 per share, an aggregate increase of over 40% from 2015. In November 2016, the Board approved a new $15 billion share buyback program, further showing its commitment to returning value to stockholders. The Board also approved the refinancing of much of the Company's long-term debt, resulting in significant ongoing savings in terms of interest rates and payments. In addition, given the Company's expanded offerings throughout the spectrum of health care, the Board formed a new Committee that is focused on the quality of pharmacy and medical care being delivered by the Company.

The Board's Role in Strategy and Succession Planning

The Board reviews the Company's financial performance on a regular basis at Board meetings and through periodic updates, with a particular focus on peer and competitive comparisons. The Board also periodically reviews the Company's long-term strategy, and assesses its strategic, competitive and financial performance, on both an absolute basis and in relation to the performance, practices and policies of its peers and competitors. While the Board receives updates regarding strategic matters throughout the year, one Board meeting per year, typically in September, is focused almost entirely on the Company's short- and long-term strategic direction. The Board receives reports from management and expert speakers are often engaged. At this meeting the Board provides input and oversight on short-term strategic goals and sets the long-term strategic direction of the Company.

The Board also reviews the Company's succession planning, including succession planning in the case of the incapacitation, retirement or removal of the CEO. In that regard, the CEO provides an annual report to the Board recommending and evaluating potential successors, along with a review of any development plans recommended for such individuals. The CEO also provides to the Board, on an ongoing basis, his recommendation as to a successor in the event of an unexpected emergency. The Board also reviews succession planning with respect to the Company's key executive officers, i.e., those who are members of the Business Planning Committee, or BPC.

The Board's Role in Risk Oversight

The Board's role in risk oversight involves both the full Board and its Committees, as well as members of management.

- The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee annually reviews our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. The Audit Committee also reviews CVS Health's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including developing steps to monitor, manage and mitigate those risks.

- Each of our other Board Committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Management Planning and Development Committee has oversight responsibility for our overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. See "Compensation Risk Assessment" on page 26 for additional information.

- As part of CVS Health's ongoing Enterprise Risk Management process, each of our major business units is responsible for identifying risks that could affect achievement of business goals and strategies, assessing the likelihood and potential impact of significant risks, prioritizing risks and actions to be taken in mitigation and/or response, and reporting to management's Executive Risk Steering Committee on actions to monitor, manage and mitigate significant risks.

- Additionally, the CFO, Chief Compliance Officer and General Counsel periodically report on the Company's risk management policies and practices to relevant Board Committees and to the full Board. The Board is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective Committees.

The Board considers its role in risk oversight when evaluating our Corporate Governance Guidelines and its leadership structure. Both the Corporate Governance Guidelines and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our independent Chairman and our CEO are focused on CVS Health's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for their review.

Stockholder Outreach

Because the Company values each of its stockholders and their opinions, we have regularly interacted with our stockholders on a variety of matters. Again in 2016, at the direction of the Board, the Company engaged in a robust stockholder outreach effort to best understand and address any concerns stockholders might have. Additional details regarding our outreach effort and the actions taken are found on pages 6,7 and 42 of this proxy statement.

Much of our dialogue with stockholders was focused on compensation-related matters, including the results of our most recent say-on-pay vote. The 80% vote in favor fell short of our expectations, and we received a great deal of feedback on that subject. In addition to compensation-related matters, a number of corporate governance matters were discussed with our stockholders during the outreach process, including our proxy access by-law amendment, frequency of our say-on-pay votes, board tenure and composition, board evaluations and board diversity. As a result of these discussions, in early 2017 the Board approved a change to the Nominating and Corporate Governance Committee Charter, memorializing its existing practice of including diverse candidates in each board search. Stockholders also were appreciative and supportive of the Company's proxy access by-law, which was adopted in January 2016. Based on stockholder input, the Board is recommending the continuation of annual say-on-pay votes.

We believe that taking the responsive actions summarized above will continue to strengthen our relationships with our stockholders and provide positive improvements in the areas identified.

Stockholder Rights

Under our Amended and Restated Certificate of Incorporation (Charter) and our Amended and Restated By-laws (By-laws), our stockholders have the right to call a special meeting of stockholders and to act by written consent that is less than unanimous. Holders of at least 25% of our common stock can call a special meeting or request an action by written consent by following the procedures described in our Charter and By-laws. Our stockholders also have the right to proxy access, as described below. Our Charter and By-laws are available to stockholders at no charge upon request to our Corporate Secretary.

Contact With the Board, the Chairman and Other Independent Directors

Stockholders and other parties interested in communicating directly with the Board, the independent Chairman of the Board or with the independent directors as a group may do so by writing to them care of CVS Health Corporation, One CVS Drive, MC 1160, Woonsocket, RI 02895. The Nominating and Corporate Governance Committee has approved a process for handling letters received by the Company and addressed to the Board, the independent Chairman of the Board or to independent members of the Board. Under that process, our Corporate Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its Committees or that she otherwise determines requires their attention.

Code of Conduct

CVS Health has adopted a Code of Conduct that applies to all of our directors, officers and employees, including our CEO, CFO and Chief Accounting Officer. Our Code of Conduct is available on our website at http://investors.cvshealth.com and will be provided to stockholders without charge upon request to our Corporate Secretary. We intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our executive officers or directors) at that location on our website within the timeframe required by SEC rules.

Related Person Transaction Policy

In accordance with SEC rules, the Board has adopted a written Related Person Transaction Policy. The Audit Committee has been designated as the Committee responsible for reviewing, approving or ratifying any related person transactions under the Policy. The Committee reviews the Policy on an annual basis and will amend the Policy as it deems appropriate.

Pursuant to the Policy, all executive officers, directors and director nominees are required to notify our General Counsel or Corporate Secretary of any financial transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving the Company in which an executive officer, director, director nominee, five percent beneficial owner or any immediate family member of such a person has a direct or indirect material interest. Such officers, directors, nominees, five percent beneficial owners and their immediate family members are considered "related persons" under the Policy. For the above purposes, "immediate family member" includes a person's spouse, parents, siblings, children, in-laws, step-relatives and any other person sharing the household (other than a tenant or household employee).

The General Counsel or the Corporate Secretary presents any reported new related person transactions, and significant proposed transactions involving related persons that might be deemed to be related person transactions, to the Audit Committee at its next regular meeting, or earlier if appropriate. The Committee reviews these transactions to determine whether the related person involved has a direct or indirect material interest in the transaction. The Committee may conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction, and thus that no further review is required under the Policy. On an annual basis, the Committee reviews previously approved related person transactions, under the standards described below, to determine whether such transactions should continue.

In reviewing a related person transaction or proposed transaction, the Committee considers all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to the Company, the availability and/or opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person. The Committee does not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

If after the review described above, the Committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being re-reviewed), the transaction will not be entered into or continued, as the Committee shall direct.

The Audit Committee reviewed certain transactions reported under the Policy and determined that no transactions constituted reportable related person transactions under the Policy.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our investor relations website at http://investors.cvshealth.com/corporate-governance/documents and are also available to stockholders at no charge upon request to our Corporate Secretary. These Guidelines meet the listing standards adopted by the NYSE, on which our common stock is listed.

BOARD STRUCTURE AND PROCESSES

THE BOARD'S LEADERSHIP STRUCTURE

David W. Dorman is our independent Chairman of the Board. The independent Chairman presides at all meetings of the Board, and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the independent Chairman has the following duties and responsibilities:

- the authority to call, and to lead, independent director sessions;
- the ability to retain independent legal, accounting or other advisors in connection with these sessions;
- the responsibility to facilitate communication and serve as a liaison between the CEO and the other independent directors; and
- the duty to advise the CEO of the informational needs of the Board.

The Board believes that Board independence and oversight of management will be maintained effectively through the independent Chairman, the Board's composition and its Committee system.

COMMITTEES OF THE BOARD

In 2016, the Board utilized five standing committees. The table below provides membership and meeting information for each of the committees during 2016. For further details regarding current committee membership and activities see pages 22-28.

NAME	AUDIT COMMITTEE	MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	PATIENT SAFETY AND CLINICAL QUALITY COMMITTEE	EXECUTIVE COMMITTEE
Richard M. Bracken			●	C	
C. David Brown II		C	●		●
Alecia A. DeCoudreaux	●			●	
Nancy-Ann M. DeParle	●			●	
David W. Dorman		●	C		●
Anne M. Finucane		●	●		
Larry J. Merlo					●
Jean-Pierre Millon	●†			●	
Richard J. Swift	C †				●
William C. Weldon		●	●		
Tony L. White		●		●	
2016 Meetings	9	5	5	4	0

C Committee Chair

†   Audit Committee Financial Expert

AUDIT COMMITTEE

Each member of the Audit Committee is financially literate and independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board designated each of Messrs. Swift and Millon as an audit committee financial expert, as defined under applicable SEC rules. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

Current Committee Members
(independent, photographed left to right)

* Jean-Pierre Millon*
* Nancy-Ann DeParle
* Richard Swift (Chair)*
* Alecia DeCoudreaux

* Audit Committee Financial Expert

Meetings in 2016: 9



Primary Responsibilities

Pursuant to its charter, the Committee assists the Board in its oversight of:

- the integrity of our financial statements;

- the qualifications, independence and performance of our independent registered public accounting firm, for whose appointment the Committee bears principal responsibility;

- the performance of our internal audit function;

- our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;

- compliance with our Code of Conduct;

- the review of our information governance framework, including its privacy and information security programs, as well as the cybersecurity aspects of the information security program;

- the review of our business continuity and disaster recovery program;

- the review of our environmental, health and safety program;

- the review and ratification of any related person transactions in accordance with our policy on such matters; and

- our compliance with legal and regulatory requirements, including the review and oversight of matters related to compliance with Federal health care program requirements.

Audit Committee Activities in 2016

The Audit Committee met nine times in 2016 and each member of the Committee attended all of its meetings while he or she was a member. Four of the Committee's meetings were focused primarily on our quarterly financial reports, including our Form 10-K, Forms 10-Q and our related earnings releases. At each of these meetings the Committee reviewed the documents in depth with our CFO and our Chief Accounting Officer, as well as our Chief Compliance Officer, Chief Audit Executive, General Counsel and other key members of management. The Committee also received reports from our internal audit department and our independent outside audit firm, Ernst & Young. The Committee regularly meets with Ernst & Young outside the presence of management, and also meets individually with members of management, including the CCO, the chief compliance officer for Omnicare and the head of Internal Audit. In addition to its responsibilities related to our financial statements, the Committee plays a primary role in risk oversight, including reviews of our enterprise risk management program, cybersecurity efforts, business continuity and disaster recovery program, privacy programs, and environmental, health and safety program. The Committee also reviews our legal and regulatory compliance program on a quarterly basis, including oversight of the Company's compliance with its Corporate Integrity Agreements, or CIAs. During 2016, the Committee provided the required annual certification of compliance with the Company's 2014 CIA, and also assumed oversight of a new CIA related to its institutional pharmacy services (long-term care) operations. The Committee provided the report found on page 30 of this proxy statement, recommending the inclusion of the Company's audited financial statements in its Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Each member of the Nominating and Corporate Governance Committee is independent of the Company and management under the standards set forth in the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

Current Committee Members
(independent, photographed left to right)

- David Brown
- Anne Finucane
- David Dorman (Chair)
- William Weldon
- Richard Bracken

Meetings in 2016: 5



Primary Responsibilities

Pursuant to its charter, the Committee has responsibility for:

- identifying individuals qualified to become Board members consistent with criteria approved by the Board;

- recommending to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;

- recommending directors for appointment to Board Committees;

- making recommendations to the Board as to determinations of director independence;

- evaluating Board and Committee performance;

- considering matters of corporate governance and reviewing, at least annually, our Corporate Governance Guidelines and overseeing compliance with such Guidelines; and

- reviewing and considering our policies and practices on issues relating to corporate social responsibility, charitable contributions, political spending practices and other significant public policy issues.

Nominating and Corporate Governance Committee Activities in 2016

The Nominating and Corporate Governance Committee met five times in 2016 and, except for two absences for one member of the Committee due to unavoidable conflicts, each member of the Committee attended all of its meetings. Throughout the year the Committee evaluated – and continues to evaluate – potential candidates for future election to the Board. In addition, the Committee reviewed the Company's political activities and expenditures in depth during two of its meetings, and reviewed the Company's corporate social responsibility roadmap, Prescription for a Better World, as well as the corporate social responsibility report itself. The Committee oversaw the development of the Company's proxy access by-law, which was finalized and recommended by the Committee, and adopted by the Board, in January 2016. The Committee also oversaw the evaluation process for the Board and its Committees in 2016, which consisted of an in-depth interview of each director by the Company's General Counsel. At the completion of the interview process, the General Counsel reviewed the results with the Committee and the Board, and a number of enhancements to the Board and Committee meeting process resulted. In addition, the Committee received updates regarding legal and regulatory developments related to corporate governance, as well as updates on the proxy season and stockholder communications.

MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE

Each member of the Management Planning and Development Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. No Committee member participates in any of our employee compensation programs and none is a current or former officer or employee of CVS Health or its subsidiaries. At its meetings, non-members, such as the CEO, the CFO, the Chief Human Resources Officer, the General Counsel, other senior human resources and legal officers, or external consultants, may be invited to provide information, respond to questions and provide general staff support. However, no CVS Health executive officer is permitted to be present during any discussion of his or her compensation or performance, and the Committee regularly exercises its prerogative to meet in executive session without management.

The Committee's responsibilities are specified in its charter. The charter, as approved by the Board, may be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.



Meetings in 2016: 5

Current Committee Members
(independent, photographed left to right)

- David Dorman
- Tony White
- David Brown (Chair)
- Anne Finucane
- William Weldon

Primary Responsibilities

Pursuant to its charter, the Committee:

- oversees our compensation and benefits policies and programs generally;

- evaluates the performance of designated senior executives, including the CEO;

- in consultation with our other independent directors, oversees and sets compensation for the CEO;

- oversees and sets compensation for our designated senior executives;

- reviews and recommends to the Board compensation (including cash and equity-based compensation) for our non-employee directors; and

- prepares and recommends to the full Board the inclusion of the Report of the Compensation Committee that is found on page 34 of this proxy statement.

The Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters.

Management Planning and Development Committee Activities in 2016

The Management Planning and Development Committee met five times in 2016 and, except for one absence due to an unavoidable conflict, each member of the Committee attended all of its meetings. In addition to reviewing the independence of its advisor as described below, the Committee devoted substantial time to its oversight of the Company's compensation and benefit programs as part of its annual governance process. This review is aimed at ensuring that the Company is providing its employees with compensation and benefit programs that are appropriate. The Committee received updates on compensation trends and legislative and regulatory developments. The Committee also reviewed the Company's compensation programs, retirement, health and welfare plans. In addition, the Committee devoted considerable time to CVS Health's stockholder outreach efforts and the feedback received from investors. The Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the Compensation Discussion and Analysis beginning on page 35 of this proxy statement.

Compensation Risk Assessment

The Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. In 2016, the Company performed a comprehensive risk assessment of its compensation policies and practices to ascertain any potential material risks that may be created by the programs. Included in its assessment were all major components of the Company's compensation programs, including: the mix between annual and long-term compensation; short-term incentive program design; long-term incentive program performance measures; incentive plan performance criteria and corresponding objectives; a comparison of the Company's programs with those of its peer group; the Company's severance and change-in-control policies; its recoupment policy; its share retention requirements and ownership guidelines; and the Internal Audit Department's review of the controls regarding the Company's long-term incentive program. The Committee considered the findings of the assessment and concluded that the Company's compensation programs are aligned with the interests of its stockholders, appropriately reward pay for performance, and do not promote excessive risk-taking.

Independent Consultant

Exequity LLP is the Committee's independent compensation consultant. Exequity provides no other services to the Company. Exequity's fees for executive compensation consulting to the Committee for 2016 were $244,763. During 2016, Exequity:

- Collected, organized and presented quantitative competitive market data for a relevant competitive peer group with respect to executive officers' target, annual and long-term compensation levels;

- Developed and delivered an annual Committee briefing on legislative and regulatory developments and trends in executive compensation and their implications for CVS Health; and

- Analyzed market data and provided recommendations for non-employee director compensation to the Committee for approval by the Board.

The Committee believes that the advice it receives from Exequity is objective and not influenced by any other business relationship. The Committee and Exequity have policies and procedures in place to preserve the objectivity and integrity of the executive compensation consulting advice, including:

- The Committee has the sole authority to retain and terminate the executive compensation consultant;

- The consultant reports to the Committee Chair and has direct access to the Committee without management involvement;

- While it is necessary for the consultant to interact with management to gather information, the Committee determines if and how the consultant's advice can be shared with management; and

- The Committee regularly meets with the consultant in executive session, without management present, to discuss recommendations.

The Committee conducts an annual review of the independence of its compensation consultant, taking into account the standards above, the items required to be considered under the NYSE listing standards and applicable rules and regulations. The Committee determined that its compensation consultant is independent and that its consultant's work does not raise any conflicts.

PATIENT SAFETY AND CLINICAL QUALITY COMMITTEE

Each member of the Patient Safety and Clinical Quality Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

In light of the Company's expanded offerings throughout the spectrum of health care, this Committee was formed in March 2016. Its focus is on the quality of pharmacy and medical care being delivered by the Company.

2016 Committee Members
(independent, photographed left to right)

- Jean-Pierre Million
- Nancy-Ann DeParle
- Richard Bracken (Chair)
- Tony White
- Alecia DeCoudreaux

Meetings in 2016: 4



Primary Responsibilities

Pursuant to its charter, the Committee:

- assists the Board in its oversight of the Company's policies and procedures relating to the delivery of quality pharmacy and medical care to its customers and patients, including clinical quality, patient safety and experience, management of health care claims against the enterprise and regulatory review by relevant authorities;

- reviews matters and receives reports concerning the quality performance of the Company's (1) pharmacy and medical care, such as (a) dispensing, compounding, and infusion services and (b) nursing and medical clinic operations; (2) patient safety and experience; (3) the management of health care claims against the enterprise; and (4) boards of pharmacy and nursing activity;

- reviews matters concerning efforts to (1) improve the quality of pharmacy and medical care, patient safety and experience, (2) reduce health care claims against the enterprise, and (3) enhance boards of pharmacy and nursing activity; and

- takes such other actions and performs such services as may be referred to it from time to time by the Board, including the conduct of special reviews as it may deem necessary or appropriate to fulfill its responsibilities.

Patient Safety and Clinical Quality Committee Activities in 2016

The Patient Safety and Clinical Quality Committee met four times in 2016 and each member of the Committee attended all of its meetings. The Committee's meetings focused on a wide variety of matters related to the Company's provision of health care services across the enterprise, including retail, mail, specialty, specialty mail and long-term care pharmacy, retail clinic services provided by MinuteClinic, and drug compounding activities conducted by Coram and across the enterprise. The Committee received reports regarding regulatory activity by boards of pharmacy and nursing related to the Company and reviewed accreditations issued by various agencies to the Company's various business lines. The Committee received updates on health care-related claims against the Company, as well as steps being taken to minimize and mitigate those claims. The Committee also provided oversight in the development of a number of scorecards in various lines of business, and other efforts to measure and improve patient safety and clinical effectiveness.

 

EXECUTIVE COMMITTEE

At all times when the Board is not in session, the Executive Committee may exercise most of the powers of the Board, as permitted by applicable law.

The Executive Committee did not meet during 2016.

2016 Committee Members
(photographed left to right)

- Richard Swift
- David Dorman
- David Brown
- Larry Merlo

Meetings in 2016: None



BOARD MEETINGS AND ATTENDANCE

During 2016, there were seven meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the Committees on which they serve. All of our directors at the time of our 2016 Annual Meeting of Stockholders attended that Annual Meeting. In 2016, all but one director attended 100% of the meetings of the Board and the Committees of which he or she was a member. Ms. Finucane attended 67% of the meetings of the Board and the Committees of which she was a member, missing two sets of meetings due to unavoidable conflicts that arose in connection with her role as a Vice Chairman at Bank of America Corporation. The independent Chairman of the

Board and the CEO use their best efforts to schedule Board and Committee meetings far enough in advance to avoid such conflicts, but they recognize unexpected and unresolvable conflicts sometimes occur. The Nominating and Corporate Governance Committee fully considered meeting attendance in its evaluation of nominees, and has reviewed dates for meetings in future years to ensure maximum attendance.

One Board meeting was our annual meeting of independent directors. The independent directors also regularly hold executive sessions during regularly scheduled Board meetings in which our management does not participate.

NON-EMPLOYEE DIRECTOR COMPENSATION

CVS Health's approach to compensating non-employee directors for Board service is to provide directors with an annual retainer comprised of a mandatory 75% paid in shares of our common stock and 25% paid in cash (or up to 100% stock at the director's election). The payment of a significant portion of the annual retainer, and additional retainers as outlined below, in our common stock is consistent with our policy of using equity compensation to better align directors' interests with stockholders. This also enhances the directors' ability to meet and continue to comply with our stock ownership guidelines described below.

For the 2016-2017 Board year, the total annual retainer for non-employee directors remained $280,000, consisting of shares of our stock valued at $210,000 (the mandatory annual stock retainer) and a cash payment of $70,000 (unless the director elected to receive up to 100% of the annual retainer in shares of our common stock).

Additional retainers were paid to the Chairs of the Committees and the Board as follows: Nominating and Corporate Governance, $15,000; Patient Safety and Clinical Quality, $15,000; Management Planning and Development, $20,000; Audit, $25,000; and Independent Chairman of the Board, $275,000.

At least 75% of each additional retainer must be paid in shares of our common stock, with the remaining 25% paid in cash, unless the director elects to be paid an additional percentage in shares. Each retainer was paid in two equal installments, in May and November of 2016. Directors may elect to defer receipt of shares; deferred shares are credited with dividend equivalents to the extent dividends are paid to stockholders. There are no meeting fees.



NON-EMPLOYEE DIRECTOR RETAINER MIX

Annual Cash Retainer
(Stock at Director Election)
$70,000
(25%)

Mandatory Annual
Stock Retainer
$210,000
(75%)

ALL OTHER COMPENSATION AND BENEFITS

Directors are eligible to participate in the employee discount program and are subject to the same terms of the program as our employees. Directors are generally reimbursed for business expenses incurred directly in connection with their roles and duties on the Board, such as services provided by an executive assistant, travel, meals and lodging. We allow all directors to enroll themselves and their eligible dependents in our prescription drug benefit program, paying the same premium rates as employees. If a director retires from the Board with at least five years of service, we will allow continued participation in the prescription drug benefit plan for life, but the director must bear the full cost of the premium after retirement.

The following table shows amounts paid to each of our non-employee directors in 2016.

NON-EMPLOYEE DIRECTOR COMPENSATION – 2016

NAME	FEES EARNED AND PAID IN CASH [1] ($)	CASH FEES ELECTED TO BE PAID IN STOCK [2] ($)	STOCK AWARDS [2] ($)	ALL OTHER COMPENSATION [3] ($)	TOTAL ($)
Richard M. Bracken [4]	74,524	—	222,976	200	297,700
C. David Brown II	—	75,000	225,000	2,056	302,056
Alecia A. DeCoudreaux	—	70,000	210,000	200	280,200
Nancy-Ann M. DeParle	70,075	—	209,925	200	280,200
David W. Dorman	92	142,408	427,500	200	570,200
Anne M. Finucane	70,075	—	209,925	—	280,000
Jean-Pierre Millon	70,075	—	209,925	2,056	282,056
Richard J. Swift	76,347	—	228,653	2,056	307,056
William C. Weldon	—	70,000	210,000	200	280,200
Tony L. White	70,075	—	209,925	2,056	282,056

[1] The amounts shown include cash payments made in lieu of fractional shares to Mmes. DeParle and Finucane and Messrs. Bracken, Dorman, Millon and White.

[2] These awards are fully vested at grant and the amounts shown represent both the fair market value and the full fair value at grant. During 2016, each director received 2,290 shares of stock with a total value of approximately $210,000 (the mandatory annual stock retainer) on the date of grant; each director electing to receive the remaining annual retainer in stock also received 762 shares valued at $70,000 on the date of grant. Two directors also elected to receive their additional chair retainers in stock in lieu of cash. As of December 31, 2016, our directors had deferred receipt of shares of common stock as follows: Mr. Brown, 47,933 shares; Ms. DeCoudreaux, 6,409 shares; Ms. DeParle, 3,283 shares; Mr. Dorman, 16,130 shares; Ms. Finucane, 2,678 shares; Mr. Swift, 52,921; and Mr. Weldon, 12,904 shares.

[3] Represents Company costs for director prescription benefits for Messrs. Brown, Millon, Swift and White. Also represents participation in our matching gifts program, under which director or employee contributors to the CVS Health Employee Political Action Committee may designate a charity to receive a matching contribution from the Company of up to $200. Mmes. DeCoudreaux and DeParle and Messrs. Bracken, Brown, Dorman, Millon, Swift, Weldon and White participated in this program.

[4] Mr. Bracken became Chair of the Patient Safety and Clinical Quality Committee in March 2016. His compensation includes a pro rata retainer for the portion of the 2015-2016 Board year that he served as Chair of that Committee.

AUDIT COMMITTEE MATTERS

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company's Board of Directors has appointed Ernst & Young LLP, an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2017, and recommended to our full Board that it approve that appointment. We are submitting the appointment by the Committee to you for your ratification.

The Board of Directors unanimously recommends a vote ✓ FOR this proposal.

AUDIT COMMITTEE REPORT

During most of 2016, Committee was composed of four independent directors. Set forth below is the report of the Committee on its activities with respect to CVS Health's audited financial statements for the fiscal year ended December 31, 2016 (audited financial statements).

- The Committee has reviewed and discussed the audited financial statements with management;

- The Committee has discussed with Ernst & Young, CVS Health's independent registered public accounting firm, the matters required to be discussed under applicable auditing standards;

- The Committee has received the written disclosures and the letter from Ernst & Young pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Committee concerning independence, and has discussed with Ernst & Young its independence from the Company; and

- Based on the review and discussions referred to above and relying thereon, the Committee recommended to the Board of Directors that the audited financial statements be included in CVS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the SEC.

Richard J. Swift, Chair

Nancy-Ann M. DeParle

Alecia A. DeCoudreaux

Jean-Pierre Millon

INDEPENDENT ACCOUNTING FIRM INDEPENDENCE AND FEE APPROVAL POLICY

The Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee has retained Ernst & Young as CVS Health's external audit firm since September 2007. In order to assure continuing external auditor independence, the Committee periodically considers whether there should be a rotation of the audit firm. Further, in conjunction with the mandated rotation of the external audit firm's lead engagement partner, the Committee and its chair are directly involved in the selection of Ernst & Young's new lead engagement partner. Based on its most recent evaluation of Ernst & Young, the members of the Committee believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders.

All audit services, audit-related services and tax services were pre-approved by the Committee, and the Committee is ultimately responsible for audit fee negotiations associated with the retention of Ernst & Young. The Committee has considered whether Ernst & Young's provision of services is compatible with maintaining Ernst & Young's independence. The Committee's audit approval policy provides for pre-approval of audit, audit-related and tax services that are specifically described on an annual basis to the Committee and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy also requires specific approval by the Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, so long as such pre-approvals are reported to the full Committee at its next scheduled meeting.

Representatives of Ernst & Young will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Ernst & Young, the Committee will reconsider its appointment, although in the event of reconsideration the Committee may determine that Ernst & Young should continue in its role. Even if you do ratify the appointment, the Committee retains its discretion to reconsider its appointment if it believes that reconsideration is necessary in the best interest of the Company and the stockholders.

FEES OF INDEPENDENT ACCOUNTING FIRM

The following table summarizes the fees paid to Ernst & Young for services rendered during fiscal 2016 and 2015.

	FISCAL YEAR ENDED 12/31/16	FISCAL YEAR ENDED 12/31/15
Audit Fees [1]	$10,360,000	$10,680,969
Audit Related Fees [2]	$624,008	$228,564
Tax Fees [3]	$2,985,026	$2,001,278
All Other Fees	—	—

[1] Represents the aggregate fees and expenses billed for the audit of our consolidated financial statements and the audit of our internal control over financial reporting for the fiscal year, the reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, audits of our insurance captives, services provided in connection with statutory and regulatory filings for the fiscal year, and consultations on technical matters.

[2] Represents the aggregate fees billed for audit and other services that are typically performed by auditors, including audits of our employee benefit plans, compliance reporting, non-financial metric reporting and certain agreed upon procedures.

[3] Represents the aggregate fees billed for tax compliance, consulting and related services.

EXECUTIVE COMPENSATION AND RELATED MATTERS

ITEM 3: PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPANY'S EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT

BACKGROUND

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our named executive officers, as described in the Compensation Discussion and Analysis (CD&A) and the Executive Compensation section of this proxy statement. Although the advisory vote is not binding upon the Company, the Management Planning and Development Committee, which is responsible for designing and administering our executive compensation program, values our stockholders' opinions and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

At CVS Health, our executive compensation philosophy and practice reflect our unwavering commitment to paying for performance – both short- and long-term. We define performance as the achievement of results against challenging internal financial targets that take into account our results relative to that of our peer companies, as well as industry and market conditions. We believe that our multi-faceted executive compensation plans, with their integrated focus on short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

OUR 2016 VOTE; STOCKHOLDER OUTREACH

Following our 2016 Annual Meeting of Shareholders, the Committee reviewed the results of the shareholder advisory vote on executive compensation that was held at the meeting with respect to the 2015 compensation actions and decisions for the named executive officers. Approximately 80% of votes were cast in favor of the proposal; this was lower than the support received in 2015 (94% in favor). During the fall of 2016, we contacted our 50 largest stockholders, holders of more than 50% of our common stock, to get their views on our program as well as the required vote on the frequency of the say on pay vote. We conducted meetings with many investors and one of the leading proxy advisory firms. The stockholders that we spoke with generally approved of our core compensation principles and our executive compensation program, but some of them offered suggestions for improvements to our program

or our disclosure. After careful consideration, the Committee implemented several changes to our plan design including:

- reducing maximum awards under the Executive Incentive Plan (EIP);

- implementing limits on discretion under the EIP;

- adopting vesting schedules for dividend equivalents on restricted stock units (RSUs); and

- revising the total shareholder return (TSR) modifier for the 2017-2019 cycle that adjusts for performance above and below the 50th percentile.

We also improved the disclosure of our performance metrics and how they correlate to the creation of long-term value for our stockholders.

OUR 2016 PERFORMANCE AND PAY ACTIONS

2016 was a successful year for the Company. We had record revenues and cash flow from operations and generated healthy profit growth across the enterprise. We also returned more than $6 billion to stockholders through dividends and share buybacks. However, we set challenging internal goals which resulted in below-target level annual bonus payments. Strong performance and our disciplined approach to capital allocation contributed to the satisfaction of the maximum performance levels under the 2014-2016 long-term performance awards, despite a decline in our stock price due to industry-wide pressures on reimbursement, drug pricing and headwinds created by restricted networks adopted by payors in 2016.

The value of our named executive officers' compensation is significantly influenced by the value of our stock. Approximately 70% of target total compensation is provided through stock-based pay (stock options, RSUs and the performance-based Long-Term Incentive Plan (LTIP)). As a result of our long vesting periods and the two-year holding requirement for net shares issued under the LTIP, the members of our executive team, like our stockholders, have been affected by the decrease in stock price and only ultimately achieve the full value of their equity compensation by creating long-term stockholder value.

CONCLUSION; RESOLUTION

We urge stockholders to read the letter from the Committee found on page 34 and the CD&A beginning on page 35 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative appearing on pages 57 through 66, which provide detailed information on the compensation of our NEOs. The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our NEOs reported in this proxy statement has contributed to CVS Health's long-term success.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the CVS Health executive officers named in the Summary Compensation Table, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

The Board of Directors unanimously recommends a vote ✓**FOR** this proposal.

ITEM 4: PROPOSAL REGARDING THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

BACKGROUND AND RECOMMENDATION

As described in Item 3 above, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers, the so-called "say-on-pay" proposal. This Item 4 affords stockholders the opportunity to cast an advisory vote on how often we should include a say-on-pay proposal in our proxy materials for future stockholder meetings for which we must include executive compensation information in the proxy statement for that meeting (often referred to as the "say-when-on-pay" proposal). Under this Item 4, stockholders may vote to have the say-on-pay vote every year, every two years, or every three years.

Our stockholders voted on a similar proposal in 2011, with a large majority voting to hold a say-on-pay vote every year, as then recommended by the Board. Though we currently hold our say-on-pay votes every year, there are valid arguments regarding the relative benefits of both annual and less frequent say-on-pay votes. After considering input from our stockholders, the preference evident from voting results at other *Fortune 500* companies, and practical commentary that has become widely available with respect to the say-when-on-pay vote since its implementation, our Board is again recommending that the say-on-pay vote be held on an annual basis.

As an advisory vote, this proposal is not binding on the Company, the Board or the Management Planning and Development Committee. However, the Board and the Committee value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of this vote when making future decisions regarding the frequency of conducting a say-on-pay vote. Unless and until the Board determines otherwise, the next say-when-on-pay vote will occur at our 2023 Annual Meeting, since this vote is required to be held every six years.

Stockholders may cast a vote on the preferred voting frequency by selecting the option of every one year, every two years, or every three years (or abstaining) when voting in response to the resolution set forth below.

"RESOLVED, that the stockholders recommend, on an advisory basis, that after the 2017 Annual Meeting of Stockholders, the Company conduct any required stockholder advisory vote on the executive compensation of the Company's named executive officers as set forth in the Company's proxy statement should be every year, every two years, or every three years in accordance with such frequency receiving the greatest number of votes cast for this resolution."

The Board of Directors unanimously recommends a vote ✓**FOR** every **(1) YEAR** for this proposal.

DEAR CVS HEALTH CORPORATION STOCKHOLDER,

As the members of the Management Planning and Development Committee of the Board of Directors, we are responsible for overseeing the design and implementation of competitive compensation programs that further the interests of stockholders and demonstrate strong pay-for-performance. This responsibility includes listening to and considering your views on executive compensation.

The Compensation Discussion & Analysis (CD&A) that follows describes what we pay, why we pay it, and how we made our pay decisions for 2016. It also demonstrates how our executive pay program reflects our compensation philosophy and our long-term corporate strategy. In addition, the program reflects the actions we took based on your feedback. For example:



- Beginning with 2017 grants, dividend equivalents on RSUs will only be paid if and when the underlying award vests.

- We reduced the maximum Executive Incentive Plan (EIP) award opportunity to align with the broad-based Management Incentive Plan (MIP) (maximum bonus is 200% of target).

- We formalized the guardrails we use for discretionary adjustments for superior performance under the EIP (no more than 25% of the calculated payout under the MIP).

- We revised the total shareholder return (TSR) modifier for the 2017-2019 Long-Term Incentive Plan (LTIP) award by adjusting awards by +/- 25% for performance above or below the 50th percentile.

We remain firm in our belief that our compensation programs drive the right behaviors for our executives, which in turn benefits our stockholders by driving our business strategies and goals. Though in the short-run the stock price may not correlate with these actions, we believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

You can find additional information in this Proxy Statement as well as the Annual Report, both of which can be found on the Company's website (www.cvshealth.com) or our annual meeting website (www.cvshealthannualmeeting.com).

| C. David Brown II (Chairman) | David W. Dorman | Anne M. Finucane | William C. Weldon | Tony L. White |

REPORT OF THE COMPENSATION COMMITTEE

We met with management to review and discuss the CD&A. Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS — SUMMARY

Our 2016 compensation programs:

- Are tailored to our short- and long-term **business strategies and drive performance**,

- Reflect the **rapidly changing health care landscape**,

- Drive **sustainable performance** in an era where human, social, natural, and intellectual capital are joining financial and operating capital as performance drivers, and

- Operate within **strong governance** parameters.

Our **business performance** showcases our financial discipline, conservative management, strong track record and focus on stockholder returns. In 2016 we delivered:



| 15.8% net revenue growth | 9.3% growth in operating profit | GAAP EPS growth of 6.2% |
| Return of >$6 billion to stockholders through dividends and share repurchases | Return on net assets that exceeded target by 22% | Outperformed the S&P 500 and Dow Jones Industrial Average for the prior 5 and 10 years |

The rapidly **changing health care landscape** includes uncertainties concerning health care policy and the exclusion of CVS Pharmacy from certain health plan retail networks, resulting in the loss of prescription volume beginning in late 2016. Together, these have created a headwind for 2017. Our compensation, both the cash component and the value of our outstanding stock awards, is — and should be — affected by such factors, whether or not those factors are within management's ability to influence.

We are committed to helping people on their path to better health. Our values of innovation, collaboration, caring, integrity and accountability affect how we drive performance. We are strongly committed to evaluating and incenting management to remain focused on **drivers of sustainable performance**, even though we recognize that this focus is not always reflected in the stock price. Our annual stockholder outreach to holders of over 50 percent of our shares confirms strong support for this commitment and for the value we place on other forms of capital—including human, natural, social and intellectual:

- We include retail service and client satisfaction in our pay calculations.

- Our decision to remove tobacco from pharmacy stores continues to show positive results by reinforcing the value of our brand in health care.

- We value the recruiting and reputation advantages of placing first in our sector of World's Most Admired Companies, of placing third in Fast Money's list of 50 Most Innovative Companies, and of being one of Forbes' Most Admired Brands.

Finally, our compensation program is implemented by a board that maintains good corporate governance practices. For example:

- We have an independent board chair,

- We do not have a staggered board, poison pill, supermajority voting requirements, or a dual class capitalization structure,

- Our stockholders have proxy access, special meeting, written consent and majority voting rights,

- Our Board is characterized by diversity of background, race, gender and ethnicity, and

- We engage in regular stockholder engagement and are responsive to stockholder input.

We seek your voting support for our pay programs. We encourage you to consider this summary in the context of the important details that follow.

 

EXECUTIVE COMPENSATION

What is your executive compensation philosophy?

Our executive compensation program is governed by five core principles that drive our executive compensation philosophy:

Support, Communicate and Drive Achievement	Of our business strategies and goals.
Attract and Retain	The highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent.
Motivate High Performance	From executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance.
Align Interests	Of our executive officers and our stockholders, and foster an equity ownership environment.
Reward Achievement	Of short-term results as well as long-term stockholder value creation.

Management and the Committee believe these principles motivate our executive officers to take personal responsibility for the performance of the business, continually improve our results and operations and deliver long-term stockholder value, consistent with our core values. Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices.

What were the specific elements of compensation for 2016?

The main compensation elements of our executive compensation program remained unchanged in 2016:

- competitive base salaries,
- annual cash incentives, and
- long-term incentive plan awards.

The majority of our executive compensation program is at risk; no more than 15% of any named executive officer's target compensation is fixed.

Were there any changes in the Company's executive compensation program in 2016?

Meaningful dialogue with our stockholders continues to contribute to our decisions on compensation. Last fall, we contacted our top institutional stockholders who collectively own more than 50 percent of our shares and spoke with representatives of many large institutional stockholders to get their views on our compensation program. Based on these discussions and other input, we have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our stockholders, such as:

- reducing the maximum award levels under our EIP,
- adopting guardrails for using positive discretion,
- improving disclosure around plan metrics and discretionary elements of compensation

- adopting vesting schedules for dividend equivalents commencing with grants made in 2017, and
- revising the TSR modifier for the 2017-2019 LTIP to reduce payouts for performance below the 50th percentile.

Did your NEOs get raises for 2016?

No, after consideration of competitive market rates, the base salaries for our executive officers in 2016 remain unchanged from 2015 levels.

How do you determine bonuses under the Executive Incentive Plan?

Our short-term bonus plan pool under the Executive Incentive Plan (EIP) was equal to 0.5% of Adjusted Income from Continuing Operations. However, actual awards were made with reference to our broad-based plan (MIP), that relates payment to achievement with respect to three performance metrics: (1) MIP Adjusted Operating Profit (weighted at 80%) and a combination of (2) retail customer service and (3) PBM client satisfaction (weighted together at 20%). Although our financial and service results were strong in 2016, we did not meet our challenging internal targets for short-term awards. As a result of stringent performance targets and lagging retail results, the MIP funded at 81.2% of target. When approving bonuses for 2016, the Committee considered the Company's strong consolidated financial performance during 2016 in earnings growth, cash flow from operations and value returned to stockholders in the form of dividends and share repurchases. However, the Committee also considered that earnings performance fell shy of the higher mid-year financial goals announced during our quarterly earnings call in August 2016. Finally, the Committee adjusted bonuses for executives in reflection of the individual performance of each NEO together with the subjective achievement of strategic and operational goals.

The annual bonus payments for the NEOs were, on average, 15% below the MIP funding formula and 38% lower than they were in 2015.

Do you limit the amount by which an award can exceed MIP funding?

Yes. The EIP is a pool-based plan for tax deductibility purposes. As part of its determination of individual awards, the Committee reviews all EIP awards with reference to the formula-driven results of the broad-based MIP applied to each executive's target award expressed as a percent of salary: [salary × target % × MIP funding %]. Just as for our other colleagues, individual awards may vary based on performance, but for our NEOs, awards are limited to no more than 25% above MIP funding and no more than 200% of target.

Do the 2016 equity grants reflect 2016 performance?

No, the equity grants reported in the Summary Compensation Table were made in April 2016 and reflect strong company and individual results in 2015. During 2015, the Company achieved superior financial results and completed the acquisitions of Omnicare, Inc. and the pharmacies and clinics of Target Corporation. Additional information about the 2016 equity awards for each of our NEOs, including stock option exercise price and the number of shares subject to each award, is shown in the Grants of Plan-Based Awards Table on page 59. Additional information about the 2015 performance of each NEO can be found in our 2016 Proxy Statement.

What was the payout for the 2014-2016 LTIP cycle?

Our 2014-2016 long-term incentive awards paid out at the maximum level of 200% as a result of our exceeding the performance target for return on net assets for the three year period. TSR over the same period was 35% resulting in a modifier of 1.0. We are currently estimating a payout below target for the 2015-2017 award cycle. In addition, beginning with the 2017-2019 cycle, the TSR modifier prorates for performance above and below the 50th percentile.

Why can't we find the stock portion of the 2016-2018 LTIP in the Summary Compensation Table?

As we discussed in last year's proxy, during our fall 2015 stockholder outreach, our stockholders indicated a preference that, on a going forward basis, our LTIP awards pay out in shares, rather than cash and shares as had been our historical practice. After considering this stockholder feedback, the MP&D Committee made this change prospectively, beginning with the 2016-2018 LTIP performance cycle. We noted in last year's proxy that this change would result in different reporting of the LTIP awards in this year's Summary Compensation Table. The change results from the application of the SEC disclosure rules to an LTIP award that is fully denominated in cash until it vests and is then settled in stock. Specifically,

- The value of the LTIP award for the three-year cycle beginning in 2016 (at threshold, target and maximum performance levels) appears in the Grants of Plan-Based Awards Table on page 59.

- The value of the actual vested award for that same three-year cycle will appear in the Summary Compensation Table in the proxy reporting 2018 compensation, which will be the year the award vests and the final performance-based payout is calculated.

- The full amount paid upon vesting (in the form of shares of common stock subject to a two-year holding requirement) will appear under the Non-Equity Incentive Compensation column of the Summary Compensation Table in the proxy reporting 2018 compensation. The LTIP award is a cash denominated award even though it is settled in shares. Under SEC disclosure rules, the award is reported upon vesting, not at grant.

Why is the reporting different?

Historically, the LTIP awards were bifurcated in the Summary Compensation Table with half, the stock portion, being reported at the time of grant (i.e., at the beginning of the cycle), and the remaining half, the cash portion, reported three years later upon vesting (i.e., at the conclusion of the cycle). This reporting – although performed in accordance with the SEC rules – did not fully reflect either the structure of the grants as cash denominated awards or the results of the performance metrics and TSR modifier for the stock portion of the LTIP reported at the time of grant. By reporting the value of the LTIP award when it is actually paid, the Summary Compensation Table will reflect the full value received by the executives in the year of payment. We believe this insight is beneficial to our stockholders. To assist you with a year over year comparison, we have included a footnote to the Summary Compensation Table that identifies the additional amounts that would have been reported for each NEO if no change to the LTIP structure had been made to the 2016-2018 award.

Why do you award equity and LTIP?

Our long-term executive compensation for NEOs is split evenly between options and RSUs that vest over time, and the LTIP that vests based on the attainment of internal performance measures modified by TSR. This is consistent with the Committee's desire to balance the types and amounts of awards to support the Company's strategy, drive the creation of long-term value, ensure that a substantial portion of long-term incentives are performance-based, and promote the retention of key talent. See pages 46-52 for more information about the elements of compensation and how they support the Company's long-term strategy.

Why is Return on Net Assets an appropriate metric for the Company?

Return on net assets is driven by generating strong net operating profit after taxes, while efficiently managing cash, inventory and accounts receivable. For the 2014-2016 cycle, net operating profit was largely driven by strong earnings over the performance period, record increases in PBM net new sales, strong PBM client retention, and improvements in tax rates. Net assets were efficiently managed over the period including through strong performance of SilverScript (our Medicare Part D prescription drug plan) and efficient cash management practices. These operational and financial goals are directly aligned with the creation of long-term stockholder value over the performance period by driving stockholder return, controlling costs, and generating cash flow, which is then used in our capital allocation strategy.

How is the compensation program aligned with stockholder interests?

The value of our NEOs' compensation is significantly influenced by the value of our stock. Approximately 70% of target total compensation is provided through stock-based pay (stock options, RSUs and LTIP awards). As a result of our long vesting periods and the two-year holding requirement for net shares issued under the LTIP, the members of our executive team, like our stockholders, have been affected by the decrease in stock price and only ultimately achieve the full value of their equity

compensation by creating long-term stockholder value.

In 2016, our performance against operational and financial goals was strong, shown in our solid earnings, record cash flow from operations and significant cash returned to stockholders. However, we set challenging internal goals which resulted in below-target level annual bonus payments. Strong performance and our disciplined approach to capital allocation contributed to the satisfaction of the maximum performance levels under the 2014-2016 long-term performance awards, despite a decline in our stock price due to industry-wide pressures on reimbursement, drug pricing and headwinds created by restricted networks adopted by payors in 2016.

We believe the above supports our belief that our compensation program drives the right behaviors and that this benefits our stockholders by driving our business strategies and goals. We believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

COMPENSATION DISCUSSION AND ANALYSIS — OVERVIEW

BUSINESS HIGHLIGHTS

Our Business

We are a pharmacy innovation company helping people on their path to better health. At the forefront of a changing health care landscape, we have an unmatched suite of capabilities and the expertise needed to drive innovations that will help shape the future of health care. Through our more than 9,700 retail stores, more than 1,100 walk-in health care clinics, a leading pharmacy

benefits manager with more than 80 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services and a leading stand-alone Medicare Part D prescription drug plan, we enable people, businesses, and communities to manage health in more affordable, effective ways.

2016 Business Highlights

NET REVENUES ($ billions)
1 year growth of 15.8%



OPERATING PROFIT ($ billions)
1 year growth of 9.3%



2014-2016 RETURN ON NET ASSETS (%)
Exceeded target by 22%



TOTAL SHAREHOLDER RETURN (TSR) (%)
LTIP Modifier (Percentile of S&P 500)



ANNUAL CASH DIVIDENDS ($ PER SHARE)
1 year increase of 21.4%



DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS ($)
1 year growth of 6.2%



For more information on our financial performance and strategy, please refer to our Annual Report available at www.cvshealthannualmeeting.com. Please also refer to page 56 of this proxy statement for additional information about how we calculate Return on Net Assets, a metric used in our Long-Term Incentive Plan.

 

LEADING PRACTICES IN COMPENSATION PROGRAMS

Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices.

Our executive compensation program motivates executive officers to take personal responsibility for the performance of CVS Health	✔ Core Executive Compensation Principles Designed to Promote Company Growth ✔ Performance Measures Aligned with Stockholder Interests ✔ Majority of the Total Compensation Opportunity is Performance-Based ✔ Long-Term Incentive Plan (LTIP) Awards Settled in Common Stock that is Subject to Retention Requirement (Holding Period) ✔ Stock Ownership Guidelines
We apply leading executive compensation practices	✔ No Excise Tax Gross-Ups ✔ No Option Repricing ✔ No Recycling of Shares ✔ Recoupment Policy ✔ Broad Anti-Pledging and Hedging Policies ✔ Executive Severance Policy ✔ Limited Perquisites and Personal Benefits ✔ SERP Closed to New Participants ✔ Double Trigger Vesting of Equity Awards ✔ Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment
New this year	✔ Dividend Equivalents on RSUs Paid Only When Awards Vest ✔ Reduced Maximum Annual EIP Award to Align with Broad-Based MIP ✔ Limited Positive Discretion on Annual Incentive Awards ✔ Revised Total Shareholder Return (TSR) Modifier for 2017-2019 LTIP to Adjust Above or Below the 50th Percentile Relative Ranking

For more information on our compensation practices, please refer to pages 42-56 of this proxy statement.

OUR COMPENSATION CORE PRINCIPLES

Our executive compensation program has five core principles that drive our executive compensation philosophy.

- **Support, Communicate and Drive Achievement** of our business strategies and goals.

- **Attract and Retain** the highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent.

- **Motivate High Performance** from executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance.

- **Align Interest** of our executive officers and our stockholders, and foster an equity ownership environment.

- **Reward Achievement** of short-term results as well as long-term stockholder value creation.

Management and the Committee believe these principles motivate our executive officers to take personal responsibility for the performance of the business and deliver long-term stockholder value, consistent with CVS Health's values of Innovation, Collaboration, Caring, Integrity and Accountability.

How We Pay Our Executives

We achieve these objectives by employing the following elements of pay for our executives:

- Base salary

- Annual cash incentives

- Annual equity incentives in the form of RSUs and stock options generally vesting over three to five years

- Long-term incentives that reward performance over a three-year period; beginning with the 2016 grant, long-term incentive plan awards will be settled 100% in common stock that will remain subject to a two-year holding period

- Retirement and health benefits

- Limited perquisites

> For more information on our compensation core principles, and how we pay our executives, please refer to pages 43-44 of this proxy statement.

Our 2016 Executive Pay

The following shows the breakdown of reported 2016 compensation for our CEO and our other named executive officers.



CEO

89% Performance Aligned

| Base Salary 7% | Annual Incentive Awards 10% | RSUs and Options 33% | LTIP 46% | Other 4% |

79% Long-Term

All Other NEOs

85% Performance Aligned

| Base Salary 12% | Annual Incentive Awards 12% | RSUs and Options 35% | LTIP 38% | Other 3% |

73% Long-Term

> For more information on reported 2016 compensation for our CEO and our other named executive officers, please refer to the Summary Compensation Table on page 57 of this proxy statement.

 

CONSIDERATION OF MOST RECENT "SAY ON PAY" VOTE

Following our 2016 Annual Meeting of Shareholders, the Committee reviewed the results of the shareholder advisory vote on executive compensation that was held at the meeting with respect to the 2015 compensation actions and decisions for the named executive officers. Approximately 80% of votes were cast in favor of the proposal; this was lower than the support received in 2015 (94% in favor). During the fall of 2016, we contacted our 50 largest stockholders, holders of more than 50% of our common stock, to get their views on our compensation program as well as the required vote on the frequency of say on pay. We conducted meetings with many investors and one of the leading proxy advisory firms and they were generally supportive of our executive compensation program. After careful consideration, the Committee implemented several changes in both plan design and disclosure including: reducing maximum awards under the EIP, implementing limits on discretion under the EIP, adopting vesting schedules for dividend equivalents on RSUs and revising the TSR modifier for the 2017-2019 LTIP cycle to adjust for performance above and below the 50th percentile.

SUPPORTING OUR EXECUTIVE COMPENSATION PROGRAM

We believe that our executive compensation program is consistent with our core compensation principles and is structured to assure that those principles are implemented. Through our stockholder outreach program, we have obtained helpful feedback on the program and have made certain modifications to implement our stockholders' suggestions. We believe that our major stockholders generally approve of our core compensation principles and our executive compensation program, and we believe our stockholders as a whole should support them as well.

COMPENSATION DISCUSSION AND ANALYSIS – DETAILED DISCUSSION

INTRODUCTION

This section explains how our executive compensation programs are designed and operate with respect to our named executive officers, who for 2016 are:

Larry J. Merlo	President and Chief Executive Officer
David M. Denton	EVP and Chief Financial Officer
Helena B. Foulkes	EVP and President – CVS Pharmacy
Jonathan C. Roberts	EVP and President – CVS Caremark
Thomas M. Moriarty	EVP, Chief Strategy Officer and General Counsel

CVS HEALTH VALUES

When determining compensation awards and incentive payments, the Committee validates that results were achieved in line with the Company's five core values:

Innovation	Demonstrating openness, curiosity and creativity in the relentless pursuit of delivering excellence.
Collaboration	Sharing and partnering with people to explore and create things that we could not do on our own.
Caring	Treating people with respect and compassion so they feel valued and appreciated.
Integrity	Delivering on our promises; doing what we say and what is right.
Accountability	Taking personal ownership for our actions and their results.

ELEMENTS OF COMPENSATION

The Committee believes each component of our executive compensation program furthers one or more of our five core principles, as outlined in the following chart:

	BASE SALARY	ANNUAL CASH INCENTIVE	LONG-TERM INCENTIVE PLAN (LTIP)	STOCK OPTIONS AND RESTRICTED STOCK UNITS (RSUs)
Fixed/Variable	Fixed	Variable		
Settled in	Cash		Stock	
Performance Rewarded	Near-term		Multi-year	Long-term
Target Basis	Level commensurate with experience, role and responsibility	Percentage of base salary based on competitive pay information, level of responsibility and desired mix of short- and long-term compensation	Established at start of the three year cycle based on competitive pay information, level of responsibility, and desired mix of long-term incentive pay relative to other pay components	Based on competitive pay information, level of responsibility and emphasis on long-term incentive pay as key component of the executive pay program
Support, Communicate and Drive Achievement		→————————————————→		
Attract and Retain	→——————————————————————→			
Motivate High Performance		→————————————————→		
Align Interests			→——————————→	
Reward Achievement		→————————————————→		
Additional Information	• Reviewed annually and adjusted periodically based on comparability to market peers, position responsibility and individual qualifications	• Payments reflect performance against operating profit target • Maximum pool based on small percentage of Adjusted Income from Continuing Operations and maximum payouts are capped as a percentage of base salary • Committee evaluates financial and customer service metrics and individual performance	• Starting with the 2016-2018 performance cycle, awards will be settled 100% in common stock • Minimum performance threshold (below which no payment will be made) and capped maximum payouts • Executive prohibited from selling or trading shares for two years following payment date	• Annual nonqualified stock option grants with seven-year terms that vest in four equal installments on first, second, third and fourth anniversaries of the grant date and provide value only to the extent that stock price appreciates • Annual RSU awards vest in two equal installments, on the third and fifth anniversaries of grant date; dividend equivalents subject to vesting beginning with 2017 awards

 

LINKING PAY TO PERFORMANCE

For 2016, as in previous years, the Committee reviewed a historical assessment of the relationship between CVS Health's performance and executive pay relative to our 2016 Peer Group (as described below). The following graphs illustrate the results of the Committee's core assessment and illustrate the relationship between:

- our CEO's realized compensation (base salary earned, incentives earned, value of restricted shares or RSUs that vest during the period, the value of stock options exercised during the period, and changes in the value of unvested restricted shares/RSUs and unexercised options held during the period); and

- CVS Health's performance as measured by total shareholder return (TSR) – over one-year (2015), three-year (2013 – 2015) and five-year (2011 – 2015) periods (the most recent periods for which financial and compensation data were available at the time).

In the following graphs, data points that are within the shaded area designate ideal pay-performance relationships. Data points below the shaded area identify peer companies where pay was lower than expected given the organization's performance, and those data points above the shaded area suggest the opposite.



1-YEAR CEO COMPENSATION REALIZED PERCENTILE VS. TOTAL SHAREHOLDER RETURN PERCENTILE (2015)

In the graph above, compensation realized by CVS Health's CEO in 2015 ranked at the 61st percentile, our TSR ranked at the 39th percentile, indicating that our CEO's realized compensation was just outside the range that characterizes an ideal pay-for-performance alignment.



3-YEAR CEO COMPENSATION REALIZED PERCENTILE VS. TOTAL SHAREHOLDER RETURN PERCENTILE (2013-15)

Similarly, the graph above illustrates the relationship between CEO pay rank and the relative return to stockholders for CVS Health and the 2016 Peer Group over the 3-year period 2013 to 2015. Relative compensation rests within the range that characterizes ideal pay-for-performance alignment.



5-YEAR CEO COMPENSATION REALIZED PERCENTILE VS. TOTAL SHAREHOLDER RETURN PERCENTILE (2011-15)

Similarly, the graph above illustrates the relationship between CEO pay rank and the relative return to stockholders for CVS Health and the 2016 Peer Group over the 5-year period 2011 to 2015. Relative compensation rests within the range that characterizes ideal pay-for-performance alignment.

The Committee believes this historical view validates that our executive compensation programs work as intended and link pay and performance. The Committee reviews this analysis annually after current data becomes available.

These assessments demonstrate the Committee's commitment to maintaining practices that ensure our executive compensation aligns with results in a manner that benefits our investors.

Executive Compensation Development and Review



September

MP&D Committee Meeting
- Annual risk assessment of compensation programs
- Peer group reviewed and established for executive compensation benchmarking
- Pay-for-performance alignment for prior year reviewed

November

MP&D Committee Meeting
- Total compensation market data for our executives reviewed
- Stockholder comments received on our executive compensation program

January

MP&D Committee Meeting
- Preliminary financial results with respect to TSR, growth in revenue, GAAP operating income growth, and diluted GAAP EPS growth reviewed
- Preliminary incentive award payouts calculated for the completed fiscal year

CEO Performance Review
- The CEO presents a self-assessment of his performance against his Board-approved strategic, operational and financial goals
- The Chairman of the Board and the Committee Chair meet with the independent directors privately to consider the CEO's performance
- Committee members consult with their independent compensation consultant and consider the independent directors' assessments in reviewing the CEO's total compensation and determining his annual incentive compensation award and equity compensation grants

February

MP&D Committee Meeting
Other Named Executive Officer Final Decisions
- For named executive officers other than the CEO, final decisions on actual incentive awards for the prior year are made in February after review of the CEO's assessment of individual executive contribution and performance; as described above, the CEO's performance is reviewed separately

March

MP&D Committee Meeting
Target Setting
- The Committee establishes financial targets and approves any base salary changes and individual target incentive award levels for the current performance year

Say-on-pay results

Management — Peer group information

Company results — Independent compensation consultant

Stockholder engagement

Annual Cycle

The annual cycle of reviewing and developing the Company's executive compensation program and pay levels is a multi-step process that incorporates input from stockholders, management, peer group information, consideration of say-on-pay results, and both short- and long-term Company results compared to objectives, as well as consultation with the Committee's independent compensation consultant.

Throughout the annual compensation cycle, Committee decisions incorporate and reflect our deep commitment to the Company's five core values: Innovation, Collaboration, Caring, Integrity, and Accountability.

Pay Positioning

CVS Health positions its aggregate target total direct compensation (base salary plus annual and long-term incentives) for its executive officers at competitive pay levels using the median of our peer group for reference. Positioning varies by job and the Committee considers a number of factors including market competitiveness, specific duties and responsibilities of the executive versus those of peers and succession planning. The Committee believes it is appropriate to reward the executive management team with compensation above the competitive median if the ambitious financial targets associated with its variable pay programs are exceeded in a way that is consistent with the Company's core values.

2016 Peer Group

The Committee assesses financial performance and compensation competitiveness against a group of peer companies that it selects based on input from its independent consultant. The 2016 peer group consisted of the following companies from across general industry that are similar to CVS Health in terms of industry affiliation, labor market, and operating and character image. The Committee reviews the peer group annually and periodically makes changes. No changes were made to the peer group for 2017.

CVS Health 2016 Compensation Peer Group

- AmerisourceBergen Corp.
- The Boeing Company
- Comcast Corporation
- Costco Wholesale Corporation
- Express Scripts Holding Company
- The Home Depot, Inc.
- Johnson & Johnson
- The Kroger Co.
- McKesson Corporation
- Merck & Co., Inc.
- PepsiCo, Inc.
- Pfizer Inc.
- The Procter & Gamble Company
- Target Corporation
- UnitedHealth Group Incorporated
- Walgreens Boots Alliance, Inc.
- Wal-Mart Stores, Inc.
- The Walt Disney Company



CVS Health vs. Peer Group

Revenue*

♥CVSHealth
87th Percentile

Market Capitalization**

♥CVSHealth
34th Percentile

* Revenue reported for four most recent quarters as of February 28, 2017
** Market capitalization as of December 31, 2016

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

Fixed versus Variable Compensation; Cash versus Equity

Our pay-for-performance philosophy places a majority of an executive officer's compensation at risk and emphasizes long-term incentives tied to individual and company performance as well as continued service. As a result, the only fixed compensation paid is base salary, which represents no more than 15 percent of a named executive officer's total target compensation. Base salary and annual incentives are paid in cash. Beginning with the 2016 LTIP cycle, all long-term awards are paid entirely in stock. The greater focus on equity was adopted as the result of shareholder feedback. The previously awarded 2014 and 2015 LTIP cycles that are payable in 2017 and 2018 will be paid 50% in cash. As a result of the shift to 100% stock payments, the 2016 awards (for the 2016-2018 cycle) will be reported in the Summary Compensation Table in our 2019 Proxy Statement in accordance with SEC requirements.



Target Total Direct Compensation Mix (%)

	Base Salary	Target Short-Term	Target Long-Term
Merlo	9%	18%	73%
Denton	14%	21%	65%
Foulkes	15%	22%	63%
Roberts	11%	17%	72%
Moriarty	13%	20%	67%

Performance Metrics Support Corporate Strategy and Long-Term Growth

The Committee recognizes that external factors that are beyond CVS Health's influence may impact its stock price. Consequently, the Committee believes that other performance indicators, including profitability and sound financial management of our working capital, should also be factored into our executive compensation program. By using a variety of pay vehicles and balancing short- and long-term awards, the Committee believes the program supports retention and long term growth creation because the metrics are measured independently and no one factor impacts all elements of performance.

	ADJUSTED OPERATING PROFIT (MIP)	RETAIL AND PBM SERVICE METRICS (MIP)	RETURN ON NET ASSETS (LTIP)	TOTAL SHAREHOLDER RETURN (LTIP)
Compensation Element	Annual Cash Incentive		LTIP and Equity	
Short-Term/Long-Term	Short-Term		Long-Term	
How Metrics Support Strategy and Growth	• Measures performance that is tracked by investors • Correlates to long-term growth	• Measures client and customer satisfaction • Correlates to strategic operational goals	• Measures performance in a way that is easily understood by participants and valued by investors • Captures both income and balance sheet impacts, including capital management actions • Provides a useful gauge of overall performance while limiting the effects of factors management cannot influence • Correlates to creation of long-term stockholder value and free cash flow	• Measures performance relative to the broad market in which we compete for talent and capital

Base Salary

The Committee annually reviews the base salaries of all senior officers, including the named executive officers, and adjusts them periodically as needed to maintain competitiveness and consistency with evolving responsibilities. Upon consideration of this competitive market analysis and input from its consultant the Committee did not raise base salaries for our named executive officers.

2016 Salary Decisions

EXECUTIVE NAME AND 2016 TITLE(S)	2016 SALARY	PERCENTAGE INCREASE
Larry J. Merlo, President and CEO	$1,630,000	0%
David M. Denton, EVP and CFO	$850,000	0%
Helena B. Foulkes, EVP and President – CVS Pharmacy	$950,000	0%
Jonathan C. Roberts, EVP and President – CVS Caremark	$950,000	0%
Thomas M. Moriarty, EVP, Chief Strategy Officer and General Counsel	$750,000	0%

Executive Incentive Plan Award Opportunity

The Executive Incentive Plan (EIP) is our annual cash bonus plan. Under the EIP, a maximum pool is created that can be used to pay annual incentives to named executive officers. For 2016, the pool formula was the lower of 0.5% of Adjusted Income from Continuing Operations Attributable to CVS Health ($31,500,000) or the sum of the total maximum potential awards under the EIP ($24,250,000). At the beginning of 2016, the Committee established a target for each named executive officer as a reference point to determine actual payouts. The target award opportunity is expressed as a percentage of base salary and is determined using a variety of factors, including CVS Health's 2016 peer group practices and the desired ratios of cash to non-cash and fixed to variable compensation for each named executive officer. The Committee also set individual limits on awards, expressed as a percentage of the pool and salary. EIP awards are not guaranteed and can range from 0% to 200% of the referenced target.

In 2017, the Committee reduced the maximum bonus under the EIP to align with the maximum bonus payable under the broad-based Management Incentive Plan (MIP) (200% of target). The EIP allows for individual performance-based discretionary adjustments. The Committee believes that the use of discretion to increase payouts should be limited and has adopted a policy limiting increases for superior performance to no more than 25% of the calculated payout based on MIP results [salary × target % × MIP funding %]. However, there is no limit on the Committee's ability to exercise negative discretion to lower bonus payments for poor performance.

Since market compensation practices, including incentive opportunity, differ by job, our target bonus opportunities as a percentage of base salary vary for our named executive officers.

EXECUTIVE NAME	2016 TARGET OPPORTUNITY AS A PERCENTAGE OF SALARY	MAXIMUM PORTION OF POOL	FORMER MAXIMUM PAYOUT AS A PERCENTAGE OF SALARY	NEW 2017 MAXIMUM PAYOUT AS A PERCENTAGE OF SALARY
Larry J. Merlo	200%	30.0%	500%	400%
David M. Denton	150%	15.0%	400%	300%
Helena B. Foulkes	150%	15.0%	400%	300%
Jonathan C. Roberts	150%	15.0%	400%	350%[1]
Thomas M. Moriarty	150%	15.0%	400%	300%

[1] In connection with his March 2, 2017 promotion to Chief Operating Officer, Mr. Roberts' 2017 target opportunity was increased to 175% of salary.

2016 EIP results and decision making

As a starting point for evaluating annual EIP awards, the Committee considered performance results under our MIP, a program maintained for a broad portion of the employee population, and for our named executive officers prior to the establishment of the EIP. For 2016, the MIP used MIP Adjusted Operating Profit, Retail Service and Client Satisfaction as performance metrics which the Committee believes are

appropriate for annual incentives. The Committee believed that these metrics were challenging and would serve as an appropriate measure of management's success in delivering short-term stockholder value while maintaining momentum toward the achievement of longer-term financial progress.

The 2016 performance targets and actual results under the MIP were as follows:

	BELOW MINIMUM	THRESHOLD	TARGET	MAXIMUM	FUNDING
MIP ADJUSTED OPERATING PROFIT (80% WEIGHTING)	0%	30%	Actual: $10,592.0 million 81.5% 100%	200%	
	<96.9% of Target	96.9% of Target	$10,711.0 million	>102.5% of Target	81.2%
RETAIL CUSTOMER SERVICE/PBM CLIENT SATISFACTION (20% WEIGHTING AS A MODIFIER TO MIP ADJUSTED OPERATING PROFIT RESULTS)	0%	25%	Actual 98.2% 100%	100%	

The Committee exercises judgment in determining individual EIP awards and does not assign specific weights to the factors it considers. Its decisions were based primarily on the results of the 2016 MIP, which achieved funding of 81.2%. The below target MIP achievement was primarily attributable to the challenging nature of the performance targets and Retail performance. When approving bonuses for 2016, the Committee considered the Company's financial performance in 2016 compared to internal goals and guidance. The Committee adjusted bonuses for executives in reflection of the individual performance of each named executive officer together with the subjective achievement of certain strategic and operational goals. As a result, bonuses for our NEOs in 2016, on average, were 15% below MIP funding, and 38% lower than they were in 2015. See below for a summary of named executive officer performance in 2016.

2016 – Individual Performance Assessment

NEO	PERFORMANCE ASSESSMENT CONSIDERED BY THE COMMITTEE
Larry J. Merlo President & Chief Executive Officer	Mr. Merlo contributed to the strong, overall financial results of the Company including PBM sales, cash flow from operations and earnings growth. The Committee also considered that performance was shy of mid-year guidance, TSR decreased, and the retail network exclusions resulted in a headwind for 2017. Mr. Merlo implemented a four part plan to return the Company to profitable growth in 2018.
David M. Denton Executive Vice President, Chief Financial Officer	Mr. Denton produced strong financial results in 2016 including record cash flow from operations and strong revenue and earnings growth. Mr. Denton continued his strong capital allocation plan that included returning over $6 billion to stockholders and the 13th consecutive annual increase in dividends. The Committee also considered that that performance was shy of mid-year guidance and TSR decreased.
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	Ms. Foulkes delivered improved front store margins as a result of her promotional strategy. She also made significant progress on digital platforms and the initiative to provide retail pharmacy services to other PBMs. The Committee also considered the mixed financial results for Retail including revenue and profit levels below plan.
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	Mr. Roberts delivered above plan performance for PBM revenue, sales, and profitability along with strong client retention and satisfaction. These drove results under the MIP and LTIP. Under Mr. Roberts' leadership, PBM clients experienced the lowest trend in four years as a result of adoption of innovative cost saving measures.
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	Mr. Moriarty provided strong leadership and continued success in case resolution and regulatory compliance. Mr. Moriarty restructured the Government Affairs function and positioned the Company as a thought leader in health care at the state and federal level including advancing the value of the PBM and the role of the pharmacist. The Committee also considered that the retail network exclusions resulted in a headwind for 2017.

2016 EIP Decisions

EXECUTIVE NAME	BASE SALARY	MIP REFERENCE TARGET	RANGE OF POTENTIAL PAYMENTS		ACTUAL EIP AWARD FOR 2016	ACTUAL EIP AWARD AS A PERCENTAGE OF REFERENCE TARGET
			MINIMUM	81.2% OF REFERENCE TARGET BASED ON MIP RESULTS		
Larry J. Merlo	$1,630,000	200%	$0	$2,647,120	$2,382,000	73%
David M. Denton	$850,000	150%	$0	$1,035,300	$880,000	69%
Helena B. Foulkes	$950,000	150%	$0	$1,157,100	$752,000	53%
Jonathan C. Roberts	$950,000	150%	$0	$1,157,100	$1,157,000	81%
Thomas M. Moriarty	$750,000	150%	$0	$913,500	$776,000	69%

 

Long-Term Incentive Compensation

The Committee believes strongly in the use of long-term incentive compensation for executives to reinforce four strategic objectives:

- Focus on the importance of returns to stockholders and alignment with changes in stock price;

- Promote the achievement of long-term performance goals;

- Encourage executive retention; and

- Promote meaningful levels of Company stock ownership by executives.

The key elements of the Company's long-term incentive compensation plans (LTI plans) are:

- an annual stock option and RSU grant, which vest upon continued employment with the Company, and

- long-term performance incentive awards under our Long-Term Incentive Plan (LTIP) to reward financial progress over a three-year period.

The Committee believes that the LTI plans properly balance the incentives required to drive achievement of the four strategic objectives above, with the amount and timing of the rewards dependent on the successful achievement of Company objectives. The structure also reinforces the alignment between executive and stockholder interests. All three of these long-term compensation elements are delivered under the provisions of our 2010 Incentive Compensation Plan (2010 ICP).

To determine the overall LTI plan opportunity and appropriate mix of equity instruments, the Committee considers a variety of factors, including competitive market positioning against comparable executives of the companies in the 2016 peer group, potential economic value realized, timing of vesting and taxation. Along with a review of 2016 Peer Group long-term incentive award practices, the Committee considers the retentive value of the unvested equity awards held by each executive officer to determine whether additional awards to secure continued employment with the Company are warranted. For named executive officers other than the CEO, the Committee also considers the CEO's recommendations.

2016 Long-Term Incentive Opportunities and Awards

The Committee annually reviews the weighting and components of our LTI plans. The structure currently in place provides for an equal weighting of awards between performance-based (LTIP) and time-based awards (RSUs and stock options) for Mr. Merlo and the other NEOs.

As in the past, each of our performance- and equity-based long-term incentives will continue to be earned independently, meaning that successful achievement of any of the financial goals established for any of the LTI plans will not trigger or accelerate vesting of the RSU or stock option grants; similarly, any awards payable under the LTIP will be based solely on results as measured against the relevant performance metric and will not be affected by any value realized by the RSU or stock option grants. This approach supports a continuing focus on the creation of long-term shareholder value and promotes retention.

Long-Term Incentive Target Mix (%)

CEO and All Other Named Executive Officers

Options 25%	RSUs 25%	LTIP - Paid in Shares 50%

Equity Awards - Option and RSU Grants

Equity grants are made on a predetermined date consistent with the Committee's equity grant practices. For 2016, the grant date was April 1, the first business day of the second quarter. The full grant date fair value of stock options and RSUs granted to each named executive officer during fiscal 2016 is shown in the Summary Compensation Table on page 57. Options have a term of seven years and typically vest in four equal annual installments. The annual RSU grants to our named executive officers vest in two equal installments: 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

In determining the amount of individual awards, the Committee considers the competitive benchmarking data described above as well as an executive's individual performance during the immediately preceding year, potential future contributions, his or her prior year's award value, and retention considerations. Options and RSU grants may also reflect changes in role or responsibilities. In the past, the Committee has made limited use of special awards.

2016 Stock Option and RSU Grant Decisions

The following table sets out the aggregate value of stock options and RSUs granted on April 1, 2016. Each named executive officer received a grant at or above their target based on their individual performance in 2015 and the performance of the Company. In the case of Mr. Roberts, the award also reflects the Committee's desire to specifically retain Mr. Roberts for a minimum of three years. During 2015, the Company achieved superior financial results and completed

the acquisition of Omnicare, Inc. as well as the pharmacies and clinics of Target Corporation. Additional information about the 2016 awards to each of our named executive officers, including stock option exercise price and the number of shares subject to each award, is shown in the Grants of Plan-Based Awards Table on page 59. Additional information about the 2015 performance of each named executive officer can be found in our 2016 Proxy Statement.

EXECUTIVE NAME	2016 AGGREGATE EQUITY AWARD VALUE
Larry J. Merlo	$8,000,000
David M. Denton	$2,000,000
Helena B. Foulkes	$2,000,000
Jonathan C. Roberts	$4,500,000
Thomas M. Moriarty	$2,000,000

PERFORMANCE-BASED LONG-TERM INCENTIVES

2014-2016 LTIP Awards

All of the executive officers listed in the Summary Compensation Table earned payments in 2016 for awards granted in 2014 for the 2014-2016 LTIP performance period. The Committee set the 2014-2016 LTIP Return on Net Assets (RoNA) goal in 2014 to be aligned with the Company's long-term steady state targets communicated to investors in 2013 and at a level expected to generate strong operational execution and asset management. Based on strong performance against the RoNA metric throughout the three year cycle, actual RoNA (40.56%) exceeded the goal by 730 basis points and earned a maximum payout on this metric. The strong performance of RoNA closely correlates to the Company's strong cash flow and is the result of our ongoing focus on working capital. As a discussion point during our outreach in 2016, we specifically reviewed the LTIP performance metrics with our top stockholders and received positive feedback regarding the alignment with the Company's long-term strategy. As a result of similar conversations in 2015, awards beginning with the 2016-2018 cycle will be paid 100% in shares of common stock subject to a two-year holding requirement (net of taxes).

The Company's RoNA performance has improved steadily since the Committee incorporated RoNA as a performance metric for the LTIP. Below is a summary of performance over the past three cycles.



The following table sets forth threshold, target and maximum goals, the range of potential payouts as a percent of target and the actual results for the 2014-2016 performance period. The payout of the LTIP award is formulaic, though under the terms of the 2010 ICP the Committee has discretion to reduce the awards. Based on the strong performance throughout the 2014-2016 performance cycle, the Committee did not exercise any discretion with respect to the awards.

 

	% OF RoNA TARGET	PAYOUT LEVEL AS A % OF TARGET
Threshold (minimum level of performance)	96.2%	40%
Target (33.26%)	100.0%	100%
Maximum	106.5%	200%
Actual (40.56%)	122%	200%
TSR Modifier 1.0 (reflecting 35th percentile)		200%

2014 – 2016 LTI PLAN OPPORTUNITIES AND ACTUAL AWARD PAYMENTS								
EXECUTIVE NAME	MINIMUM AWARD (% OF TARGET)	THRESHOLD AWARD (% OF TARGET)	TARGET AWARD (% OF TARGET)	MAXIMUM AWARD (% OF TARGET)	MAXIMUM AWARD AFTER TSR MODIFIER (% OF TARGET)	ACTUAL TOTAL AWARD AT 200%	ACTUAL CASH PORTION OF AWARD ($)	ACTUAL STOCK PORTION OF AWARD (# OF SHARES)
Larry J. Merlo	0%	40%	100%	200%	250%	$11,000,000	$5,500,000	68,255
David M. Denton	0%	40%	100%	200%	250%	$3,000,000	$1,500,000	18,615
Helena B. Foulkes	0%	40%	100%	200%	250%	$2,500,000	$1,250,000	15,512
Jonathan C. Roberts	0%	40%	100%	200%	250%	$3,500,000	$1,750,000	21,717
Thomas M. Moriarty	0%	40%	100%	200%	250%	$2,500,000	$1,250,000	15,512

2016-2018 Performance Period Target Awards Decisions

The LTIP focuses on sustainable financial progress and optimal use of the Company's assets to improve our working capital and free cash flow. If earned, the awards below will be paid in stock in 2019 subject to a two-year holding requirement following certification of the financial performance by the Committee. The awards are not guaranteed and can range from 0%-250% of target. Payouts are formulaic, though the Committee has discretion under the 2010 ICP to reduce awards.

EXECUTIVE NAME	TARGET PERFORMANCE-BASED LTIP AWARD FOR 2016-2018 PERFORMANCE PERIOD; AWARDS ARE PAID IN STOCK SUBJECT TO TWO-YEAR HOLDING REQUIREMENT
Larry J. Merlo	$6,750,000
David M. Denton	$2,000,000
Helena B. Foulkes	$2,000,000
Jonathan C. Roberts	$3,000,000
Thomas M. Moriarty	$1,875,000

2017-2019 LTIP Awards

LTIP awards have formulaically determined payouts based on performance against our three-year RoNA goal modified by relative TSR (S&P 500). As a result of feedback from our stockholders, the Committee revised the TSR modifier for the cycle beginning in 2017 such that awards are adjusted if performance is above or below the 50th percentile as shown in the chart. In addition, the modifier will be applied in quartiles as opposed to terciles to be more reflective of market practices.



SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

We maintain an unfunded supplemental retirement plan (SERP), which is designed to supplement the retirement benefits of selected executive officers. The SERP is a legacy plan in which participation has decreased over the years as individuals have retired, and we have not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer in the SERP. Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company. As a result, any increase to his benefit would be primarily as a result of performance-based bonuses. See the Pension Benefits Table on page 62 for more information.

OTHER BENEFITS

The Company maintains medical and dental benefits, life insurance and short- and long-term disability insurance programs for all of its employees. Executive officers are eligible to participate in these programs on the same basis and with the same level of financial subsidy as our other salaried employees.

Executive officers may participate in the CVS Future Fund, which is our qualified defined contribution, or 401(k), plan. An eligible CVS Health employee may defer up to 85% of his or her total eligible compensation, defined as salary plus annual incentive, to a maximum defined by the IRS; in 2016, that maximum was $18,000 plus an additional $6,000 for those age 50 and above. After the first full year of employment, CVS Health will match the employee's deferral dollar-for-dollar up to a maximum equaling 5% of total eligible compensation. CVS Health's matching cash contributions into the CVS Health Future Fund for the named executive officers who participated are a component of the All Other Compensation Table on page 58.

We offer other benefits that are available to eligible employees, including executive officers, as follows.

Deferred Compensation Plan and Deferred Stock Plan

Eligible executive officers may choose to defer earned and vested compensation into the Deferred Compensation Plan (DCP) and the Deferred Stock Compensation Plan (DSP), which are available to any U.S. employees meeting the Plans' eligibility criteria. The plans are intended to provide retirement savings in a tax-efficient manner and to enhance stock ownership. The DCP offers a variety of investment crediting choices, none of which represents an above-market return. The individual contributions of each of the named executive officers during fiscal 2016 to the DCP and the DSP, including earnings on those contributions, any distributions during 2016 and total account balances as of the end of 2016, are shown in the Nonqualified Deferred Compensation Table on page 63.

Perquisites and Other Personal Benefits

We provide the following personal benefits to our named executive officers:

- Financial planning: An allowance to cover the cost of a Company-provided financial planner to assist with personal financial and estate planning. We believe it is important to provide to our executives the professional expertise required to ensure that they maximize the efficiencies of our compensation and benefit programs and are able to devote their full attention to the management of the Company.

- Limited personal use of corporate aircraft: We maintain corporate aircraft that may be used by our employees to conduct Company business. Pursuant to an executive security program established by the Board upon the Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use his travel time, protect the confidentiality of his travel and our business, and enhance his personal security. Certain other named executive officers were also permitted to use our corporate aircraft for personal travel on a very limited basis during fiscal 2016.

- Home security: An allowance to the named executive officers to cover the costs of the installation and maintenance of home security monitoring systems. While the Committee believes these security costs are business expenses, disclosure of these costs as personal benefits is required.

The value of all of these items is treated as income taxable to the executives. The aggregate incremental cost to the Company of providing these personal benefits to each of the named executive officers during fiscal 2016 is shown in the Summary Compensation Table on page 57.

KEY POLICIES RELATED TO COMPENSATION

Recoupment

Effective with performance cycles beginning in 2009, we have maintained a recoupment policy that applies to all annual and long-term incentive awards granted to executive officers. The policy applies in cases where financial or operational results used to determine an award amount are meaningfully altered based on fraud or material financial misconduct (collectively, Misconduct), as determined by the Board, and apply to any executive officer determined to have been involved in the Misconduct.

The policy applies to Misconduct committed during the performance period that is discovered during the performance period or the three-year period following the performance period. The policy allows us to recoup the entire award, not only excess amounts generated by the Misconduct, subject to the determination of the Board, and the policy may apply even where there is no financial restatement.

CVS Health's Anti-Gross-Up Policy

CVS Health adopted a broad policy against tax gross-ups several years ago. It is notable that when the policy was first adopted, there was an exception for gross-ups payable pursuant to pre-existing agreements. However, in 2012 our executives amended their existing employment and change in control agreements to eliminate any tax gross-ups potentially payable in connection with a change in control. This was done voluntarily, and without any payment of additional compensation. The only current exception to our anti-gross-up policy is for tax payments that may be due under our broad-based relocation policy, which is applicable to a large number of employees (i.e., those who must relocate upon hire, transfer or promotion).

Insider Trading Policy, Including Anti-Pledging and Hedging

A significant percentage of executive compensation is payable in CVS Health common stock, in the form of RSUs and stock options. The Board and executive management of CVS Health take seriously their responsibilities and obligations to exhibit the highest standards of behavior relative to selling and trading our stock. All transactions in our stock contemplated by any director, executive officer or designated employee who has a significant role in, or access to, our financial reporting process (collectively, Insiders), must be pre-cleared by either the General Counsel or the Corporate Secretary. Insiders are generally prohibited from trading in any of our securities except during periods of varying length beginning shortly after the release of our financial results for each quarter, and Insiders and other employees may be required to refrain from trading during other designated periods when significant developments or announcements are anticipated. In addition, it is our policy that Insiders and other employees may not engage in any of the following activities with respect to our securities:

- Trading in our securities on a short-term basis (stock purchased in the open market must be held for at least six months);

- Purchasing stock on margin or pledging our stock or any stock incentive award as collateral for a loan or margin account;

- Engaging in short sales or purchases of our stock;

- Buying or selling puts, calls, exchange traded options or other derivative securities; or

- Engaging in any other hedging transactions, which includes transactions designed to offset any decrease in the market value of equity securities.

Our most senior executives and Board members are generally required to transact in our stock pursuant to a 10b5-1 trading plan, and our other executives are encouraged to use trading plans. A trading plan is a contract that allows the individual to sell a pre-determined number of shares at a time in the future when conditions in the plan are met. However, there are extensive guidelines that govern the use of 10b5-1 trading plans including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period during which no trades can take place, minimum and maximum terms, restrictions on the number of plans an individual can maintain, a prohibition on trading outside of the plan, and pre-approval of plans (and any modification of plans) by the General Counsel or Corporate Secretary.

AGREEMENTS WITH EXECUTIVE OFFICERS

As previously disclosed, we have an employment agreement (Employment Agreement) with Mr. Merlo and change in control agreements (CIC Agreements, and together with the Employment Agreement, the Agreements) with Messrs. Denton, Roberts and Moriarty and Ms. Foulkes.

The Committee believes that the interests of stockholders are best served by ensuring that the interests of our senior management are aligned with our stockholders. The change-in-control provisions of the Agreements are intended to eliminate, or at least reduce, the reluctance of senior management to pursue potential change-in-control transactions that may be in stockholders' best interests. The Agreements serve to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which CVS Health requires focused and thoughtful leadership to ensure a successful outcome. Accordingly, the Agreements provide certain specified "double trigger" severance benefits to the covered executives in the event of their termination under certain circumstances following a change in control. The Committee

believes a "double trigger" severance benefit provision is more appropriate, as it provides an incentive for greater continuity in management following a change in control. "Double trigger" benefits require that two events occur in order for severance to be paid, typically a change in control followed by the executive's involuntary termination of employment. The 2010 ICP was also amended in 2012 to require a "double trigger" equity vesting of change in control benefits.

The Committee reviews the severance benefits annually with the assistance of its compensation consultant to evaluate both their effectiveness and competitiveness. The review for fiscal 2016 found the current level of benefits to be within competitive norms for design. Details of payments made to the executives upon a change in control and various termination scenarios; provisions for the treatment of equity awards, SERP and other benefits; and estimated payments that would be made to the executives whose employment terminates following a change in control may be found in Payments/(Forfeitures) Under Termination Scenarios beginning on page 63.

COMPLIANCE WITH IRC 162(m)

IRC 162(m) generally disallows a tax deduction to public companies for compensation over $1 million paid to a company's chief executive officer and the three other most highly compensated executive officers at year end, other than the chief financial officer. However, qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met.

The Committee considers the deductibility of executive compensation under IRC 162(m), but may authorize certain non-deductible payments in excess of $1 million. As a matter of compensation design, the Board adopted and stockholders approved the 2010 ICP, under which the Committee may grant annual equity awards, stock options and certain other LTI plan awards to senior executives, including the named executive officers. Certain of the awards granted thereunder are intended to qualify as performance-based compensation and therefore are not subject to the $1 million limitation on deductibility. Awards under the EIP, which are earned based on performance relative to predetermined financial and operating targets, are designed with the intention that amounts paid to the named executive officers will qualify as performance-based

compensation and therefore be deductible by CVS Health. However, it is possible that payments under the LTI plans and/or the EIP could be non-deductible.

The Committee generally intends to design certain portions of named executive officer compensation that are over $1 million in order to qualify such compensation as performance-based compensation under IRC 162(m). The Committee believes it is important to retain flexibility to structure the Company's executive compensation program and practices in a manner that the Committee determines is in the best interests of the Company and its stockholders. The Committee retains discretion to operate the Company's executive compensation programs in a manner designed to promote varying company goals. As a result, the Committee may from time to time conclude that certain compensation arrangements are in the best interest of CVS Health and its stockholders and consistent with its compensation philosophy and strategy despite the fact that the arrangements might not qualify for tax deductibility. Elements of the executive compensation program that do not comply with the deduction rules of IRC 162(m) include base salaries above $1 million and time-vested RSU awards.

NON-GAAP FINANCIAL MEASURES USED IN COMPENSATION DISCUSSION AND ANALYSIS

Throughout this Compensation Discussion and Analysis, we refer to various financial measures. The majority of these financial measures are calculated in accordance with U.S. generally accepted accounting principles, or GAAP. However, there are some financial measures that management adjusts in order to assess our year-over-year performance. These adjusted financial measures are commonly referred to as non-GAAP. An explanation of how we calculate these non-GAAP financial measures is included below.

Adjusted Income from Continuing Operations

Adjusted Income from Continuing Operations Attributable to CVS Health is defined as follows:

- Income before income tax provision

- Plus (minus): Non-GAAP adjustments not part of the underlying business performance

- Less: Adjusted income tax provision (using the adjusted effective tax rate, adjusted for the items above)

- Plus (minus): Net loss (income) attributable to noncontrolling interest

- Less: Earnings allocated to participating securities

Adjusted Operating Profit (MIP) or MIP Adjusted Operating Profit

Adjusted Operating Profit (MIP) or MIP Adjusted Operating Profit is defined as earnings before interest and taxes adjusted for certain items. For the purposes of measuring performance against established targets in any period, when applicable those excluded items comprise certain legal settlements, store rationalization impairment charges and activity related to newly acquired or divested businesses.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less net additions to property and equipment (i.e., additions to property and equipment plus proceeds from sale-leaseback transactions).

RoNA or Return on Net Assets

RoNA, or Return on Net Assets, is calculated by dividing adjusted net operating profit after tax (Adjusted NOPAT) by the most recent year's Adjusted Average Net Assets. Adjusted NOPAT is Operating Profit adjusted for certain permitted financial adjustments after tax described below. Adjusted Average Net Assets for the purposes of this calculation is defined as current assets plus net fixed assets less accounts payable and accrued expenses. For the purposes of measuring performance against established targets in any period, Adjusted NOPAT and Adjusted Average Net Assets exclude after tax amounts related to newly acquired or divested businesses and adjustments to legal reserves in connection with certain legal settlements. Adjusted Average Net Assets also excludes cash associated with the pre-funding for the 2017 accelerated share repurchase agreement, as well as the financial impact of the change in accounting principle associated with the classification of deferred tax assets.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows information about the compensation received by our CEO, CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2016 fiscal year.

SUMMARY COMPENSATION TABLE

NAME & PRINCIPAL 2016 POSITIONS [1]	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($) [2 3 4]	OPTION AWARDS ($) [3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) [5]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) [6]	ALL OTHER COMPENSATION ($) [7]	TOTAL ($)
Larry J. Merlo President and Chief Executive Officer	2016	1,630,000	–	3,999,931	3,999,990	7,882,000	–	847,456	18,359,377
	2015	1,560,000	–	6,749,900	3,999,993	9,692,596	6,087,680	852,885	28,943,054
	2014	1,350,000	–	6,749,996	3,999,998	11,465,052	8,065,273	720,414	32,350,733
David M. Denton Executive Vice President and Chief Financial Officer	2016	850,000	–	999,983	999,987	2,380,000	–	319,026	5,548,996
	2015	843,750	–	1,874,937	874,999	3,077,597	–	289,298	6,960,581
	2014	825,000	–	8,928,958	749,997	3,975,043	–	205,582	14,684,580
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	2016	950,000	–	999,983	999,987	2,002,000	–	210,213	5,162,183
	2015	925,000	–	1,749,937	874,999	2,283,078	–	232,314	6,065,328
	2014	850,000	–	1,249,927	624,992	3,165,044	–	174,119	6,064,082
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	2016	950,000	–	2,249,961	2,249,999	2,907,000	–	274,147	8,631,107
	2015	937,500	–	2,124,898	999,995	3,397,597	–	280,559	7,740,549
	2014	900,000	–	1,749,988	874,991	3,915,058	–	246,386	7,686,423
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	2016	750,000	–	999,983	999,987	2,026,000	–	174,770	4,950,740
	2015	730,000	–	1,624,975	749,989	2,656,298	–	163,131	5,924,393
	2014	670,000	–	1,374,958	749,997	2,412,573	–	208,194	5,415,722

1 On March 2, 2017, the Company announced that Mr. Roberts was appointed Executive Vice President and Chief Operating Officer and Mr. Moriarty was appointed Executive Vice President, Chief Policy and External Affairs Officer and General Counsel. For purposes of 2016 disclosure, this proxy statement reflects each executive's title as of December 31, 2016.

2 Included in the stock award column is the full grant date fair value of all RSU awards made to the executive in 2016.

3 The figures shown are the full fair value on the date of grant. For a discussion of the assumptions and methodologies used to value the stock and option awards, please see the discussion of stock awards and option awards contained in our 2016 Annual Report to Stockholders, Notes to Consolidated Financial Statements at Note 9, "Stock Incentive Plans".

4 The amounts reported for years 2014 and 2015 include 50% of the value of the LTIP award granted in that year, representing the portion to be settled in stock at target value. As discussed on page 46, in response to stockholder feedback, beginning with the 2016-2018 performance cycle LTIP awards will be denominated in cash and settled 100% in stock (rather than cash and stock). As a result and consistent with SEC reporting rules, the LTIP award will be reported in the Summary Compensation Table for the year it vests, not the year of grant. If these changes had not been made to the LTIP design, the following additional amounts would have been reported in 2016: Mr. Merlo $3,375,000; Mr. Denton $1,000,000; Ms. Foulkes $1,000,000; Mr. Roberts $1,500,000; and Mr. Moriarty $937,500.

5 The figures shown include amounts earned in 2016 as annual cash incentive awards (see page 49) and the cash portion of the 2014 – 2016 LTIP cycle (see page 52). Beginning with the 2016-2018 performance cycle, LTIP awards will be settled in stock and reported for the final year of the cycle. Awards will be reported in this column because they are denominated in cash and then paid in common stock subject to a two-year holding requirement.

6 The amounts reported in this column represent only changes in pension value, as the Company does not pay above-market earnings on deferred compensation. The value of Mr. Merlo's pension benefit decreased by $669,139 in 2016 from the prior year's valuation; however, under SEC rules the negative change in the pension value is disclosed as $0. The Company adopted a policy in 2010 stating that it will not offer SERP benefits to new participants. Mr. Merlo is the only executive participant in the SERP. For additional information on the SERP, see "Pension Benefits" beginning on page 61.

7 Set forth below is additional information regarding the amounts disclosed in the All Other Compensation column for 2016.



ALL OTHER COMPENSATION – 2016			
NAME & PRINCIPAL 2016 POSITIONS	PERQUISITES & OTHER PERSONAL BENEFITS [A] ($)	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS [B] ($)	OTHER [C] ($)
Larry J. Merlo President and Chief Executive Officer	66,737	267,750	512,969
David M. Denton Executive Vice President and Chief Financial Officer	17,377	24,000	277,649
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	21,341	118,250	70,622
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	25,813	136,000	112,334
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	18,299	102,500	53,971

[A] The amounts above reflect the following: for Mr. Merlo, $13,840 for financial planning services, $564 for home security, $47,084 associated with personal use of company aircraft and $5,249 associated with the CVS Health Charity Classic; for Mr. Denton, $15,000 for financial planning services, $180 for home security, and $2,197 associated with personal use of company aircraft; for Ms. Foulkes, $15,000 for financial planning services, $1,092 for home security and $5,249 associated with the CVS Health Charity Classic; for Mr. Roberts, $15,000 for financial planning services, $292 for home security, $5,272 associated with personal use of company aircraft and $5,249 associated with the CVS Health Charity Classic; for Mr. Moriarty, $15,000 for financial planning services and $3,299 associated with the CVS Health Charity Classic. The Company determines the amount associated with personal use of Company aircraft by calculating the incremental cost to the Company based on the cost of fuel, trip-related maintenance, deadhead flights, crew travel expenses, landing fees, trip-related hangar costs and smaller variable expenses.

[B] For 2016, this amount includes Company matching contributions to the CVS Health Future Fund of $13,250 for each of Messrs. Merlo, Denton, Roberts and Moriarty and Ms. Foulkes. It also includes Company matching contributions credited to notional accounts in the unfunded Deferred Compensation Plan equal to: for Mr. Merlo $254,500; for Mr. Denton, $10,750; for Ms. Foulkes, $105,000; for Mr. Roberts, $122,750; and for Mr. Moriarty, $89,250.

[C] This amount includes cash dividend equivalents paid by the Company on unvested RSUs as follows: for Mr. Merlo, $369,023; for Mr. Denton, $277,649; for Ms. Foulkes, $70,622; for Mr. Roberts, $102,430; and for Mr. Moriarty, $53,971. Also includes cash dividend equivalents paid by the Company on deferred RSUs, as noted in the Nonqualified Deferred Compensation Table, equal to: for Mr. Merlo, $143,946; and for Mr. Roberts, $9,904.

GRANTS OF PLAN-BASED AWARDS

This table reflects awards granted under our annual cash incentive plan for 2016, the 2016 – 2018 LTIP cycle, and the annual equity awards for 2016, which include stock options and RSUs.

GRANTS OF PLAN-BASED AWARDS – 2016

				EST. FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS [1]			EST. FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS						
NAME & PRINCIPAL 2016 POSITIONS	AWARD TYPE	DATE OF COMMITTEE ACTION	GRANT DATE	THRESHOLD ($) [2]	TARGET ($)	MAXIMUM ($)	THRESHOLD (#) [2]	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($ / SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
Larry J. Merlo President and Chief Executive Officer	Stock Options	2/19/2016	4/1/2016								286,787	104.82	3,999,990
	Annual RSUs	2/19/2016	4/1/2016							38,160			3,999,931
	Annual Cash			978,000	3,260,000	8,150,000							
	LTIP (16-18) [1]	2/19/2016		2,700,000	6,750,000	13,500,000	–	–	–				–
David M. Denton Executive Vice President and Chief Financial Officer	Stock Options	2/19/2016	4/1/2016								71,696	104.82	999,987
	Annual RSUs	2/19/2016	4/1/2016							9,540			999,983
	Annual Cash			382,500	1,275,000	3,400,000							
	LTIP (16-18) [1]	2/19/2016		800,000	2,000,000	4,000,000	–	–	–				–
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	Stock Options	2/19/2016	4/1/2016								71,696	104.82	999,987
	Annual RSUs	2/19/2016	4/1/2016							9,540			999,983
	Annual Cash			427,500	1,425,000	3,800,000							
	LTIP (16-18) [1]	2/19/2016		800,000	2,000,000	4,000,000	–	–	–				–
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	Stock Options	2/19/2016	4/1/2016								161,318	104.82	2,249,999
	Annual RSUs	2/19/2016	4/1/2016							21,465			2,249,961
	Annual Cash			427,500	1,425,000	3,800,000							
	LTIP (16-18) [1]	2/19/2016		1,200,000	3,000,000	6,000,000	–	–	–				–
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	Stock Options	2/19/2016	4/1/2016								71,696	104.82	999,987
	Annual RSUs	2/19/2016	4/1/2016							9,540			999,983
	Annual Cash			337,500	1,125,000	3,000,000							
	LTIP (16-18) [1]	2/19/2016		750,000	1,875,000	3,750,000	–	–	–				–

[1] Represents the value, denominated in cash, at grant. Beginning with the 2016-2018 LTIP cycle, awards will be settled 100% in CVS Health common stock adjusted for performance. At the end of the three year cycle, final awards will be disclosed in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation". Prior to the 2016-2018 LTIP cycle, awards were settled in equal portions of stock and cash and reported in the Option Exercises and Stock Vested Table and the Summary Compensation Table, respectively.

[2] Represents the threshold achievement in order to receive a payout under the respective plan; performance below threshold results in no payout.

The stock option awards shown above vest in equal installments on the first, second, third and fourth anniversaries of the date of grant and expire seven years from the date of grant. As described above, our policy is to establish the exercise price for stock options as the closing sale price of our common stock on the grant date. Annual RSU grants typically vest in increments of 50% on the third anniversary of the date of grant and 50% on the fifth anniversary of the date of grant.



OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table reflects stock option and RSU awards granted to our named executive officers under our 1997 and 2010 ICPs that were outstanding as of December 31, 2016.

OUTSTANDING EQUITY AWARDS AT 2016 YEAR-END

NAME & PRINCIPAL 2016 POSITIONS	STOCK OPTION AWARDS					STOCK AWARDS				
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]
Larry J. Merlo President and Chief Executive Officer	4/1/2010	76,494	— [2]	36.23	4/1/2017	4/2/2012	41,602 [5]	3,282,814		
	4/1/2011	241,150	— [3]	34.96	4/1/2018	4/1/2013	36,678 [5]	2,894,261		
	4/2/2012	332,736	— [3]	45.07	4/2/2019	4/1/2014	53,843 [5]	4,248,751		
	4/1/2013	236,034	78,679 [3]	54.53	4/1/2020	4/1/2015	39,115 [5]	3,086,565		
	4/1/2014	167,848	167,849 [3]	74.29	4/1/2021	4/1/2016	38,160 [5]	3,011,206		
	4/1/2015	68,482	205,447 [3]	102.26	4/1/2022	2/18/2015			26,416 [9]	2,084,487
	4/1/2016	—	286,787 [3]	104.82	4/1/2023					
David M. Denton Executive Vice President and Chief Financial Officer	3/5/2008	12,420	— [4]	40.28	3/5/2018	4/1/2010	4,313 [7]	340,339		
	4/1/2010	95,618	— [2]	36.23	4/1/2017	4/2/2012	13,868 [5]	1,094,324		
	4/1/2011	107,178	— [3]	34.96	4/1/2018	4/1/2013	12,608 [5]	994,897		
	4/2/2012	110,912	— [3]	45.07	4/2/2019	4/1/2014	10,095 [5]	796,596		
	4/1/2013	81,137	27,046 [3]	54.53	4/1/2020	4/1/2014	100,000 [8]	7,891,000		
	4/1/2014	31,471	31,472 [3]	74.29	4/1/2021	4/1/2015	8,556 [5]	675,154		
	4/1/2015	14,980	44,942 [3]	102.26	4/1/2022	4/1/2016	9,540 [5]	752,801		
	4/1/2016	—	71,696 [3]	104.82	4/1/2023	2/18/2015			9,606 [9]	758,009
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	4/1/2011	12,058	— [3]	34.96	4/1/2018	4/1/2009	2,670 [7]	210,690		
	4/1/2011	28,607	— [4]	34.96	4/1/2021	4/1/2010	2,416 [7]	190,647		
	4/2/2012	19,965	— [3]	45.07	4/2/2019	4/2/2012	4,993 [5]	393,998		
	4/1/2013	29,505	9,835 [3]	54.53	4/1/2020	4/1/2013	4,585 [5]	361,802		
	4/1/2014	26,226	26,226 [3]	74.29	4/1/2021	4/1/2014	8,412 [5]	663,791		
	4/1/2015	14,980	44,942 [3]	102.26	4/1/2022	4/1/2015	8,556 [5]	675,154		
	4/1/2016	—	71,696 [3]	104.82	4/1/2023	4/1/2016	9,540 [5]	752,801		
						2/18/2015			8,405 [9]	663,239
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	4/1/2010	61,196	— [2]	36.23	4/1/2017	4/2/2012	9,708 [5]	766,058		
	4/1/2011	85,743	— [3]	34.96	4/1/2018	9/4/2012	11,625 [6]	917,313		
	4/2/2012	77,639	— [3]	45.07	4/2/2019	4/1/2013	8,024 [5]	633,174		
	9/4/2012	72,580	36,290 [4]	45.93	9/4/2022	4/1/2014	11,778 [5]	929,402		
	4/1/2013	51,633	17,211 [3]	54.53	4/1/2020	4/1/2015	9,778 [5]	771,582		
	4/1/2014	36,716	36,717 [3]	74.29	4/1/2021	4/1/2016	21,465 [5]	1,693,803		
	4/1/2015	17,120	51,362 [3]	102.26	4/1/2022	2/18/2015			10,806 [9]	852,701
	4/1/2016	—	161,318 [3]	104.82	4/1/2023					
Thomas M. Moriarty Executive Vice President Chief Strategy Officer and General Counsel	10/1/2012	41,093	20,547 [4]	48.67	10/1/2022	10/1/2012	6,582 [6]	519,364		
	4/1/2013	36,880	12,294 [3]	54.53	4/1/2020	4/1/2013	5,731 [5]	452,233		
	4/1/2014	31,471	31,472 [3]	74.29	4/1/2021	4/1/2014	10,095 [5]	796,596		
	4/1/2015	12,840	38,521 [3]	102.26	4/1/2022	4/1/2015	7,334 [5]	578,726		
	4/1/2016	—	71,696 [3]	104.82	4/1/2023	4/1/2016	9,540 [5]	752,801		
						2/18/2015			8,405 [9]	663,239

[1] The value of the RSUs is based on $78.91, which was the closing sale price of our stock on December 30, 2016, the last trading day of our fiscal year.

[2] The stock options vest in one-third increments on each of the first, second and third anniversaries of the date of grant.

[3] The stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the date of grant.

[4] The stock options vest in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant and expire ten years from the date of grant.

[5] RSUs vest in increments of 50% on the third anniversary of the grant date and on the fifth anniversary of the grant date.

[6] RSUs vest on the fifth anniversary of the date of grant.

[7] RSUs vest on the executive's 55th birthday.

[8] RSUs vest on the seventh anniversary of the date of grant.

[9] Represents share portion of the LTIP 2015-2017 cycle, assuming target performance is achieved. For additional information regarding the disclosure of LTIP cycles beginning in 2016, see the CD&A section and the Grants of Plan-Based Awards Table.

OPTION EXERCISES AND STOCK VESTED

The table below reflects information for the fiscal year ended December 31, 2016 concerning options exercised and the vesting of previously granted RSUs and non-transferable shares for each of the named executive officers. The value of the shares acquired upon exercise of the options and the shares represented by the vesting of RSUs is based on the closing sale price of our stock on the date of exercise and the date of vesting, respectively.

OPTION EXERCISES AND STOCK VESTED – 2016

	OPTION AWARDS		STOCK AWARDS	
NAME & PRINCIPAL 2016 POSITIONS	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#) [1]	VALUE REALIZED ON VESTING ($) [2]
Larry J. Merlo President and Chief Executive Officer	169,280	11,329,316	137,112	12,717,579
David M. Denton Executive Vice President and Chief Financial Officer	–	–	45,526	4,320,808
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	–	–	30,824	2,889,009
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	–	–	41,182	3,790,277
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	–	–	21,243	1,850,680

[1] Includes RSUs vested during 2016 and the share portion of the 2014-2016 LTIP cycle issued in early 2017.

[2] Includes the RSU value deferred during 2016, which is also shown in the Nonqualified Deferred Compensation Table: for Mr. Merlo $3,373,108; for Ms. Foulkes, $1,158,453; and for Mr. Roberts, $2,040,321.

PENSION BENEFITS

We maintain an unfunded supplemental retirement plan (SERP), which is designed to supplement the retirement benefits of select executives in lieu of a qualified defined benefit plan. The SERP is a legacy plan in which participation has decreased over the years as participants have retired, and the Company has not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer participating in the SERP.

Under the SERP's benefit formula, participants (including Mr. Merlo and certain retired executives) will receive an annual benefit commencing on the later of age 55 or retirement, equal to 1.6% of a three-year average of final compensation (as defined in the SERP) for each year of service up to 30 years, with no offset for any amounts provided by our qualified plans, Social Security or other retirement benefits. Final compensation for purposes of the SERP benefit formula is the average of the executive's three highest years of annual salary and annual cash bonus during the last ten years of service. The estimated credited years of benefit service for Mr. Merlo as of the measurement date of December 31, 2016 was 30 years (Mr. Merlo's years of service are capped at 30, in accordance with the terms of the SERP). Benefits under the SERP formula are payable in annual installments for the life of the executive, unless the executive has made an advance election in accordance with plan and IRS rules to have the benefit paid in the form of a lump sum or joint and survivor annuity of equivalent actuarial value. Mr. Merlo has made an election to receive his entire benefit payable on account of termination of employment in the form of a lump sum.

No benefits are payable to an eligible executive until he terminates employment. As of the measurement date, Mr. Merlo was eligible for an immediate benefit.

As Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company, any benefit increases are primarily as a result of performance-based bonuses. In addition, because the SERP is a defined benefit plan, it is subject to certain actuarial variations including discount rates and mortality table assumptions. As a result, Mr. Merlo's benefit decreased by $669,139 during 2016.

The accumulated value in the Pension Benefits Table and Summary Compensation Table is based on the benefit accrued as of the measurement date payable as a lump sum commencing on the earliest unreduced retirement age (55) using assumptions which include a 2.50% discount rate as of December 31, 2016. Mr. Merlo is fully vested in his accrued benefit. For further information regarding pension assumptions, please see the Notes to the Consolidated Financial Statements in our Annual Report to Stockholders for the fiscal year ended December 31, 2016.

 

PENSION BENEFITS – 2016				

NAME & PRINCIPAL 2016 POSITIONS	PLAN NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Larry J. Merlo President and Chief Executive Officer	SERP	30	43,743,846	–
David M. Denton Executive Vice President and Chief Financial Officer	N/A	–	–	–
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	N/A	–	–	–
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	N/A	–	–	–
Thomas M. Moriarty Executive Vice President, Chief Strategy Officer and General Counsel	N/A	–	–	–

NONQUALIFIED DEFERRED COMPENSATION

Executive officers and selected members of senior management may participate in the Deferred Compensation Plan (DCP) and the Deferred Stock Plan (DSP). The DCP allows participants to defer payment of a portion of their salary and all or a portion of their annual cash incentive (and in the case of executive officers, all or a portion of any LTI plan cash award) to facilitate their personal retirement or financial planning. For participants in the DCP, we provide a maximum match of up to 5% of the salary and annual cash incentive deferred, plus an additional match for matching contributions only on amounts that cannot be deferred into qualified 401(k) plans due to IRS plan limits.

The investment crediting options for the DCP mirror those offered for the CVS Health Future Fund, which is the Company's 401(k) plan. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. There are no vesting requirements on deferred compensation accounts.

Executive officers and selected members of management are eligible to participate in the DSP, in which they may elect to defer settlement of RSUs beyond the scheduled vesting date. Dividend equivalents are reinvested during the deferral period. Messrs. Merlo, Roberts and Moriarty deferred portions of their equity-based compensation in the DSP. Executive officers are not permitted to defer proceeds of stock option exercises.

The amounts shown in the table below for "Cash" and "Stock" were deferred pursuant to the DCP and the DSP, respectively.

NAME & PRINCIPAL 2016 POSITIONS	TYPE	EXECUTIVE CONTRIBUTIONS IN LAST FY ($) [1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($) [2]	AGGREGATE EARNINGS IN LAST FY ($) [3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($) [4]	AGGREGATE BALANCE AT LAST FYE ($) [5]
NONQUALIFIED DEFERRED COMPENSATION – 2016						
Larry J. Merlo	Cash	267,750	254,500	124,118	–	5,028,127
President and Chief Executive Officer	Stock	3,373,108	–	(16,658,886)	143,946	75,813,116
David M. Denton	Cash	–	10,750	661	–	25,927
Executive Vice President and Chief Financial Officer	Stock	–	–	–	–	–
Helena B. Foulkes	Cash	118,250	105,000	91,526	–	1,947,330
Executive Vice President and President – CVS Pharmacy	Stock	1,158,453	–	(694,574)	232,631	2,812,226
Jonathan C. Roberts	Cash	1,899,597	122,750	353,192	–	5,609,076
Executive Vice President and President – CVS Caremark	Stock	3,667,724	–	(2,073,561)	9,904	8,917,542
Thomas M. Moriarty	Cash	1,300,000	89,250	444,772	–	5,565,717
Executive Vice President, Chief Strategy Officer and General Counsel	Stock	–	–	(118,929)	–	549,473

[1] The cash contributions include amounts shown for 2016 in the Salary column of the Summary Compensation Table as follows: for Mr. Merlo, $81,500; for Ms. Foulkes, $47,500; and for Mr. Roberts, $95,000. All other amounts represent non-equity incentive compensation deferred during 2016. The stock contributions for Messrs. Merlo and Roberts and Ms. Foulkes represent deferred settlement under the DSP of RSUs granted in prior years that vested in 2016. The stock contribution for Mr. Roberts includes the deferred settlement under the DSP of shares granted under the LTIP for the 2013-2015 cycle that were credited to his account in 2016.
[2] All amounts shown are also disclosed in the Summary Compensation Table under "All Other Compensation" and reflect amounts credited and/or earned in 2016.
[3] All earnings shown on the Stock line are attributable to dividend equivalents credited as additional deferred RSUs and an increase in our common stock price.
[4] All amounts distributed from the DSP include cash dividend equivalent payments.
[5] The following amounts included in this column have been previously reported in the Summary Compensation Tables of our annual proxy statements since 2007:

	CASH	STOCK
Mr. Merlo	$3,292,173	$19,486,349
Mr. Denton	31,675	–
Ms. Foulkes	689,301	–
Mr. Roberts	2,224,678	–
Mr. Moriarty	3,172,750	–

PAYMENTS/(FORFEITURES) UNDER TERMINATION SCENARIOS

The tables below show the amounts that would be received or forfeited by each named executive officer under various termination scenarios, assuming (1) that the termination occurred on December 31, 2016 and (2) that amounts that have been paid or are payable in all events, such as the non-equity incentive amounts earned with respect to fiscal year 2016 and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 57, the amounts payable under the pension plans discussed beginning on page 61, and the amounts in the nonqualified deferred compensation plans discussed beginning on page 62, are not included in the tables below, nor is any amount for stock options that are vested and exercisable as of December 31, 2016.

With respect to the tables below:

• Messrs. Denton and Moriarty and Ms. Foulkes were not eligible for retirement benefits as of December 31, 2016.

• The amounts paid as base salary upon voluntary termination for Mr. Merlo reflects the Company's option to continue to pay 50% of his salary for 18 months in consideration for compliance with a non-competition provision.

 

- The option value is determined by multiplying the number of unvested options outstanding as of December 31, 2016 by the difference between the exercise price and $78.91, the closing sale price on December 30, 2016, the last trading day of the Company's fiscal year. Generally, the option grant agreements provide for the following post-termination exercise periods, but in no case will the post-termination exercise period be longer than the original option term:

  - In the case of termination due to death, during the one-year period following termination;

  - In the case of constructive termination without cause prior to a change in control of the Company (CIC), during the severance period;

  - In the case of constructive termination without cause after a CIC, during the remainder of the option term; and

  - In the cases of termination for cause or voluntary termination, generally there is no post-termination exercise period.

- The value of the RSUs is determined by multiplying the number of RSUs as of December 31, 2016 by $78.91, the closing sale price on December 30, 2016, the last trading day of our fiscal year.

- Upon a CIC and subsequent termination of employment, all outstanding unvested stock options will vest in full and restrictions will lapse on all RSUs.

- The value of LTIP cycles assumes that pro-rated payments are made for the outstanding 2015 – 2017 LTIP cycle (two-thirds) and 2016 – 2018 LTIP cycle (one-third); all outstanding performance cycles are assumed to be achieved at target and the value of prorated payments are made at target.

In the event of his covered termination prior to a CIC, Mr. Merlo would receive a cash severance payment equal to two times the sum of his annual base salary and his then-current annual cash incentive at target. In the event of a covered termination following a CIC, Mr. Merlo would receive a cash severance payment equal to three times the sum of his annual base salary and his then-current annual cash incentive at target, but under his amended employment contract such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give Mr. Merlo a better after-tax result. Early retirement is defined in Mr. Merlo's Employment Agreement and in his various stock option and RSU agreements. See "Agreements with Executive Officers" on page 55 for additional information.

LARRY J. MERLO PRESIDENT AND CHIEF EXECUTIVE OFFICER	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)	APPROVED EARLY RETIREMENT ($)
Cash Severance Value						
Base Salary	–	–	1,222,500	3,260,000	4,890,000	–
Bonus	–	–	–	6,520,000	9,780,000	–
Immediate Vesting of Equity						
Value of Options	2,693,657	(2,693,657)	(2,693,657)	2,693,657	2,693,657	2,693,657
Value of RSUs	16,523,597	(16,523,597)	(16,523,597)	16,523,597	16,523,597	11,737,152
Value of LTIP Cycles	5,916,667	(5,916,667)	(5,916,667)	5,916,667	12,250,000	5,916,667
Benefits and Other						
Health Insurance	–	–	–	26,826	40,240	–
SERP	–	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–	–
Total	**25,133,921**	**(25,133,921)**	**(23,911,421)**	**34,940,747**	**46,177,494**	**20,347,476**

With respect to each of the remaining named executive officers, in the event of his or her termination without cause or constructive termination prior to a CIC, pursuant to a restrictive covenant agreement and the Company's Severance Plan for Non-Store Employees, the named executive officer is eligible for severance payments, provided that he or she executes a separation agreement with the Company that includes, among other things, standard restrictive covenants regarding non-competition and non-solicitation of customers and employees. In the event the named executive officer is terminated by

the Company without cause or experiences a constructive termination prior to a CIC, he or she is eligible to receive up to 18 months of base salary as severance, paid in equal monthly installments, in consideration for a general release of claims and compliance with various restrictive covenants, including non-competition and non-solicitation provisions. Each of the remaining named executive officers has entered into a CIC Agreement with the Company that specifies payments that would be made to him or her in the event of a CIC. In the event of a covered termination, the named executive officer would receive a cash severance payment equal to one and one-half times the sum of annual base salary and then-current annual cash incentive at target, full value at target achievement level for the 2015-2017 LTIP and 2016-2018 LTIP cycles, and immediate vesting of stock options and RSUs. Under the amended CIC Agreement such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give the named executive officer a better after-tax result. Tables for each of the remaining named executive officers are set forth below.

DAVID M. DENTON EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,275,000	1,275,000
Bonus	–	–	–	–	1,912,500
Immediate Vesting of Equity					
Value of Options	804,782	(804,782)	(804,782)	804,782	804,782
Value of RSUs	12,545,112	(12,545,112)	(12,545,112)	2,825,057	12,545,112
Value of LTIP Cycles	2,000,000	(2,000,000)	(2,000,000)	2,000,000	4,000,000
Benefits and Other					
Health Insurance	–	–	–	21,178	21,178
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**15,349,894**	**(15,349,894)**	**(15,349,894)**	**6,926,017**	**20,558,572**

HELENA B. FOULKES EXECUTIVE VICE PRESIDENT AND PRESIDENT – CVS PHARMACY	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,425,000	1,425,000
Bonus	–	–	–	–	2,137,500
Immediate Vesting of Equity					
Value of Options	360,941	(360,941)	(360,941)	360,941	360,941
Value of RSUs	3,248,883	(3,248,883)	(3,248,883)	1,425,272	3,248,883
Value of LTIP Cycles	1,833,333	(1,833,333)	(1,833,333)	1,833,333	3,750,000
Benefits and Other					
Health Insurance	–	–	–	21,326	21,326
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**5,443,157**	**(5,443,157)**	**(5,443,157)**	**5,065,872**	**10,943,650**

 

JONATHAN C. ROBERTS EXECUTIVE VICE PRESIDENT AND PRESIDENT – CVS CAREMARK	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)	APPROVED RETIREMENT ($)
Cash Severance Value						
Base Salary	–	–	–	1,425,000	1,425,000	–
Bonus	–	–	–	–	2,137,500	–
Immediate Vesting of Equity						
Value of Options	1,786,081	(1,786,081)	(1,786,081)	1,786,081	1,786,081	1,786,081
Value of RSUs	5,711,332	(5,711,332)	(5,711,332)	3,173,208	5,711,332	4,236,599
Value of LTIP Cycles	2,500,000	(2,500,000)	(2,500,000)	2,500,000	5,250,000	4,500,000
Benefits and Other						
Health Insurance	–	–	–	21,326	21,326	–
SERP	–	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–	–
Total	**9,997,413**	**(9,997,413)**	**(9,997,413)**	**8,905,615**	**16,331,239**	**10,522,680**

THOMAS M. MORIARTY EXECUTIVE VICE PRESIDENT, CHIEF STRATEGY OFFICER AND GENERAL COUNSEL	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,125,000	1,125,000
Bonus	–	–	–	–	1,687,500
Immediate Vesting of Equity					
Value of Options	1,066,470	(1,066,470)	(1,066,470)	1,066,470	1,066,470
Value of RSUs	3,099,721	(3,099,721)	(3,099,721)	1,662,713	3,099,721
Value of LTIP Cycles	1,791,667	(1,791,667)	(1,791,667)	1,791,667	3,625,000
Benefits and Other					
Health Insurance	–	–	–	19,757	19,757
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**5,957,858**	**(5,957,858)**	**(5,957,858)**	**5,665,607**	**10,623,448**

ITEM 5: PROPOSAL TO APPROVE THE COMPANY'S 2017 INCENTIVE COMPENSATION PLAN

In May 2010, our stockholders approved our 2010 Incentive Compensation Plan (2010 Plan). Assuming current grant rates, we believe that the shares currently available for issuance under the 2010 Plan would be sufficient for awards that the Company plans to grant in 2017, but may not be sufficient for awards to be granted in 2018. We are therefore requesting that our stockholders approve a new 2017 Incentive Compensation Plan (2017 Plan) in order to permit the Company to continue to grant awards. We are seeking an additional 21 million shares for future grants.

On March 2, 2017 the Board adopted the 2017 Plan and is recommending it for your approval at this year's annual meeting of stockholders. If approved the 2017 Plan will be the only compensation plan under which the Company grants stock options, restricted stock and other equity-based awards (Awards) to its employees. These awards have enabled and will continue to enable CVS Health to attract and retain key employees and enable those employees to acquire and/or increase their proprietary interest in CVS Health, thereby aligning their interests with the interests of CVS Health's stockholders.

In the event this proposal is approved by our stockholders, the shares that then remain available for issuance under the 2010 Plan will be transferred to the 2017 Plan and no further awards will be made under the 2010 Plan. As of March 14, 2017, the closing sale price of CVS Health's common stock on the NYSE was $79.89. If the 2017 Plan is not approved by stockholders, the 2010 Plan will remain in full force and effect in accordance with its terms.

Significant Historical Award Information. The following table provides information regarding the grant of equity awards under our 2010 Plan over the past three completed fiscal years:

KEY EQUITY METRICS	2016	2015	2014
Percentage of equity awards granted to NEOs [1]	13.7%	10.9%	12.4%
Equity burn rate [2]	0.59%	0.57%	0.62%
Dilution [3][5]	4.3%	4.9%	5.5%
Overhang [4][5]	2.7%	2.7%	2.9%

[1] Percentage of equity awards granted to individuals who were named executive officers in the relevant year is calculated by dividing the number of shares that were issuable pursuant to equity awards that were granted to NEOs during the year by the number of shares issuable pursuant to all equity awards granted during the year.
[2] Equity burn rate is calculated by dividing the number of shares issuable pursuant to equity awards granted during the year by the weighted average number of shares outstanding during the year, as disclosed in our Form 10-K.
[3] Dilution is calculated by dividing the sum of (x) the number of shares issuable pursuant to equity awards outstanding at the end of the fiscal year and (y) the number of shares available under the 2010 Plan for future grants, by the number of shares outstanding at the end of the year.
[4] Overhang is calculated by dividing the number of shares issuable pursuant to equity awards outstanding at the end of the year by the number of shares outstanding at the end of the year.
[5] The Company repurchased approximately 47.5 million shares during 2016. If the Company had not repurchased these shares, approximately 1.12 billion shares would have been outstanding at the end of 2016, and dilution and overhang would have been 4.1% and 2.5%, respectively, for 2016.

The following table summarizes information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2016.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) [1]
Equity compensation plans approved by stockholders	23,275	$68.60	17,645
Equity compensation plans not approved by stockholders	–	–	–
Total	23,275	$68.60	17,645

[1] Shares in thousands.

2017 Plan Features. The following is a brief description of the material features of the 2017 Plan. The full text of the 2017 Plan is set forth in Exhibit A to this Proxy Statement and the description set forth below is qualified in its entirety by reference to Exhibit A.

HIGHLIGHTING IMPORTANT POLICIES THAT WILL APPLY TO THE 2017 PLAN	HIGHLIGHTING IMPORTANT PROVISIONS OF THE 2017 PLAN
✔ Performance Measures Aligned with Stockholder Interests	✔ Broad-based Plan that Benefits a Range of Employees
✔ Stock Ownership Guidelines	✔ Minimum Three-year Vesting of Time-based Awards
✔ LTI Plan Share Award Retention	✔ Minimum One-year Vesting of Performance-based Awards
✔ Broad Anti-Pledging and Hedging Policies	✔ No Option or SAR Repricing or Cash Buyouts
✔ Recoupment Policy for Clawback of Awards	✔ No Discounted Options or SARs May be Granted
✔ Double Trigger Vesting Upon a Change in Control	✔ No Liberal Change in Control Provision
✔ No Payment of Dividends on Unvested Awards	✔ No Liberal Share Counting or Recycling of Shares
✔ No Excise Tax Gross-Ups	✔ Limitations on Awards to Non-Employee Directors

 

Shares Subject to the 2017 Plan. Under the 2017 Plan, 21 million shares of CVS Health common stock would be reserved and available for delivery to participants in connection with Awards, plus the number of shares remaining available for issuance under the 2010 Plan at the time it is terminated. As of March 14, 2017, there were approximately 17 million shares available for grants under the 2010 Plan. The Company anticipates utilizing approximately seven million of those shares for its annual grants to be made in April 2017. Therefore, at the time of the 2017 Annual Meeting, the 2010 Plan will have approximately 10 million shares remaining and, upon approval, the 2017 Plan will have a total of 31 million shares available for issuance. We anticipate that number of shares will be sufficient for approximately four years of grants, based on current grant practices and share price.

No Liberal Share Counting. The 2017 Plan includes provisions that prohibit liberal share counting or "recycling". For purposes of determining the number of shares of stock that remain available for issuance under the 2017 Plan, the number of shares corresponding to Awards that are forfeited or cancelled or otherwise expire for any reason without having been exercised or settled, or that are settled through the issuance of consideration other than shares of stock (including, without limitation, cash), will be added back to the Plan Limit (as defined in the 2017 Plan) and again be available for the grant of Awards. The following shares of stock, however, will not be available again for grant under the 2017 Plan:

(i) shares of CVS Health stock not issued or delivered as a result of net settlement of an outstanding option or stock appreciation right (SAR);

(ii) shares of CVS Health stock delivered or withheld by the Company to pay the exercise price or withholding taxes with respect to an Award; and

(iii) shares of CVS Health stock repurchased with proceeds from the payment of the exercise price of an option.

The administrator of the 2017 Plan has discretion to adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

Annual Per-Person Limitations. The 2017 Plan imposes individual limitations on the amount of certain Awards in order to comply with Section 162(m) of the Internal Revenue Code (IRC). Under these limitations, during any fiscal year the number of options, shares of restricted stock, RSUs, shares of deferred stock, shares of CVS Health stock issued as a bonus or in lieu of other obligations, and other stock-based Awards granted to any one participant shall not exceed one million shares for each type of such Award, subject to adjustment in certain circumstances. The maximum cash amount that may be earned as a final annual incentive award or other annual cash Award in respect of any fiscal year by any one participant is $10 million, and the maximum cash amount that may be earned as a final performance award or other cash Award in respect of a performance period other than an annual period by any one participant on an annualized basis is $5 million.

Non-Employee Director Award Limits. The 2017 Plan limits the Awards that may be made to a non-employee Director of the Company to $500,000 per director, with an additional $500,000 for the independent chairman or lead independent director, if any is so designated.

Eligibility. Executive officers and other officers and employees of CVS Health or any subsidiary, and any person who is a non-employee director of CVS Health, will be eligible to be granted Awards under the 2017 Plan. Based on current grant practices, approximately 40,000 persons are eligible to receive Awards under the 2017 Plan.

Administration. The 2017 Plan is administered by the Management Planning and Development Committee, except to the extent the Board elects to administer the 2017 Plan. Subject to the terms and conditions of the 2017 Plan, the Committee is authorized to select participants, determine the type and number of Awards to be granted and the number of shares of CVS Health stock or dollar amounts to which Awards will relate, specify times at which Awards will vest (including performance conditions that may be required as a condition thereof), set other terms and conditions of such Awards, prescribe forms of Award agreements, interpret and specify rules and regulations relating to the 2017 Plan, and make all other determinations that may be necessary or advisable for the administration of the 2017 Plan.

Types of Awards.

- *Stock Options and SARs.* The Committee is authorized to grant stock options, including both incentive stock options (ISOs) that can result in potentially favorable tax treatment to the participant and nonqualified stock options (i.e., options not qualifying as ISOs) and SARs entitling the participant to receive the excess of the fair market value of a share of CVS Health stock on the date of exercise over the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR is determined by the Committee, but must not be less than the fair market value, i.e., the closing sale price on the NYSE, of a share of CVS Health stock as of the date of grant. In the event the date of grant is a date on which the NYSE is not open, the closing NYSE sale price on the last day prior to the grant date is used. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable and provisions requiring forfeiture of unexercised options or SAR at or following termination of employment generally is fixed by the Committee, except no option or SAR may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, CVS Health stock, outstanding Awards, or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

- *Restricted Stock, RSUs and Deferred Stock.* The Committee is authorized to grant restricted stock, RSUs and deferred stock. Restricted stock is a grant of CVS Health stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment and/or failure to meet certain performance requirements prior to the end of a restricted period specified by the Committee. Restricted stock and RSUs typically vest over a three- to five-year period, or if based on performance requirements vest over a minimum period of one year. A participant granted restricted stock generally has all of the rights of a stockholder of CVS Health, including the right to vote the shares and to receive dividends thereon upon vesting, unless otherwise determined by the Committee. An RSU or an award of deferred stock confers upon a participant the right to receive shares at the end of a specified restricted or deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment and/or failure to meet certain performance requirements prior to the end of a specified restricted period (which restricted period need not extend for the entire duration of the deferral period). Prior to settlement, an RSU or an Award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

- *Dividend Equivalents.* The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, on an accrual basis, cash, shares, or other property equal in value to dividends paid on a specific number of shares or other periodic payments. Dividend equivalents may not be granted in connection with stock options and SARs, and shall be paid on an accrued basis only upon the vesting of the Award, or may be deemed to have been reinvested in additional shares, Awards, or other investment vehicles specified by the Committee.

- *Bonus Stock and Awards in Lieu of Cash Obligations.* The Committee is authorized to grant shares as a bonus free of restrictions, or to grant shares or other Awards in lieu of obligations to pay cash under other plans or compensatory arrangements, subject to such terms as the Committee may specify.

- *Other Stock-Based Awards.* The 2017 Plan authorizes the Committee to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares. Such Awards might include

convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, Awards with value and payment contingent upon performance of CVS Health or any other factors designated by the Committee, and Awards valued by reference to the book value of shares or the value of securities of or the performance of specified subsidiaries. The Committee determines the terms and conditions of such Awards, including consideration to be paid to exercise Awards in the nature of purchase rights, the period during which Awards will be outstanding and forfeiture conditions and restrictions on Awards. Other stock-based awards vest over a minimum three-year period, or if based on performance requirements vest over a minimum period of one year.

- *Performance Awards, Including Annual Incentive Awards.* The right of a participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. In addition, the 2017 Plan authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares or other Awards upon achievement of pre-established performance goals during a specified one-year period. Performance awards and annual incentive awards granted to persons the Committee expects may, for the year in which a deduction arises, be among the CEO and other highly-compensated executive officers subject to the limitation on tax deductibility under IRC Section 162(m), will, if so intended by the Committee, be subject to provisions that should qualify such Awards as "performance-based compensation" under IRC Section 162(m).

The performance goals to be achieved as a condition of payment or settlement of a performance award or annual incentive award will consist of (i) one or more business criteria, and (ii) targeted level(s) of performance with respect to each business criterion. In the case of performance awards intended to meet the requirements of IRC Section 162(m), the business criteria used must be one of those specified in the 2017 Plan, although for other participants the Committee may specify any other criteria. The business criteria specified in the 2017 Plan are: (1) earnings per share; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on net assets, return on assets, return on investment, return on capital, or return on equity; (6) economic value added; (7) operating margin; (8) Common Knowledge Retail Customer Service score or a similar customer service measurement as measured by a third-party administrator; (9) Pharmacy Benefit Services Customer Satisfaction score (10) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings

 

after interest expense and before incentives, service fees and extraordinary or special items; or operating earnings; (11) total stockholder return; or (12) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, Standard & Poor's 500 Stock Index or a group of comparable companies.

In granting annual incentive or performance awards, the Committee may establish unfunded award pools, the amounts of which will be based upon the achievement of a performance goal or goals using one or more of the business criteria described in the preceding paragraph. During the first 90 days of a fiscal year or other performance period (or such other period as permitted under IRC Section 162(m)), the Committee will determine who will potentially receive annual incentive or performance awards for that fiscal year or other performance period, either out of the pool or otherwise. After the end of each fiscal year or other performance period, the Committee will determine the amount, if any, of the pool, the maximum amount of potential annual incentive or performance awards payable to each participant in the pool, and the amount of any potential annual incentive or performance award otherwise payable to a participant. The Committee may, in its discretion, determine that the amount payable as a final annual incentive or performance award will be increased or reduced from the amount of any potential Award, but may not exercise discretion to increase any such amount intended to qualify under IRC Section 162(m).

Subject to the requirements of the 2017 Plan, the Committee will determine other performance award and annual incentive award terms, including the required levels of performance with respect to the business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement.

No Repricing or Cash Buyouts. The Committee may not, without further approval of CVS Health stockholders, grant any Award under the 2017 Plan or make any payment or exchange that would constitute a "repricing" of any option or SAR granted under the 2017 Plan. The 2017 Plan also does not permit cash buyouts of stock options or SARs.

Other Terms of Awards. Awards may be settled in the form of cash, CVS Health stock, other Awards, or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment

vehicles, provided, however, that dividends or dividend equivalents may not be paid on unvested Awards. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares or other property to be distributed will be withheld (or previously acquired shares or other property surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2017 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes.

Recoupment Policy. Unless the Award agreement specifies otherwise, the Committee may cancel or rescind Awards if the participant fails to comply with certain non-competition, confidentiality, intellectual property or other covenants. In addition, Awards under the 2017 Plan will be subject to the Recoupment Policy as in effect from time to time (for more information on that policy see page 54 of this proxy statement), as well as other recoupment policies or provisions as may be required under the terms of any agreement between the Company and any regulatory authority or as may be required under applicable law.

Double Trigger Change in Control. The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and vesting shall occur automatically in the case of an actual or constructive termination without cause within two years of a Change in Control, as defined in the 2017 Plan. In addition, the Committee may provide that performance goals relating to any performance-based award will be deemed to have been met at actual performance or prorated to the date of termination following a Change in Control.

No Liberal Definition of Change in Control. "Change in Control" is defined in the 2017 Plan to include the following events:

- changes in the stock ownership of the Company, or a subsidiary owning substantially all of the consolidated assets of the Company (Significant Subsidiary), representing in excess of 30% of the voting power of then outstanding securities of the Company or Significant Subsidiary;

- changes of a majority of CVS Health's board of directors during a 12-month period;

- mergers and consolidations of the Company or a Significant Subsidiary, unless the voting securities of the Company or Significant Subsidiary continue to represent more than 50% of the combined voting power of the surviving or resulting entity; and

- sales or dispositions of all or substantially all of the consolidated assets of CVS Health (in no event less than 40% of the total gross fair market value of all consolidated assets of the Company), in a single transaction or series of transactions over a 12-month period.

Amendment and Termination of the 2017 Plan. The Board may amend, alter, suspend, discontinue, or terminate the 2017 Plan or the Committee's authority to grant Awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if required by law or regulation or under the rules of any stock exchange or automated quotation system on which the shares are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Thus, stockholder approval will not necessarily be required for amendments that might increase the cost of the 2017 Plan. Unless earlier terminated by the Board or extended by the stockholders, the 2017 Plan will have a term that expires on May 9, 2027, after which no further Awards may be made, provided, however, that the provisions of the Plan shall continue to apply to Awards made prior to such date. Additionally, the 2017 Plan will terminate at such time as no shares remain available for issuance under the 2017 Plan and CVS Health has no further rights or obligations with respect to outstanding Awards under the 2017 Plan.

Certain Federal Income Tax Implications of the 2017 Plan. The following is a brief description of the federal income tax consequences generally arising with respect to Awards under the 2017 Plan.

The grant of an option will create no tax consequences for the participant or CVS Health. A participant will not recognize taxable income upon exercising an ISO (except that the alternative minimum tax may apply). Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and non-forfeitable shares acquired on the date of exercise.

Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise of the ISO minus the exercise price, or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an ISO for which the ISO holding periods are met) generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis

in such shares (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

CVS Health generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option. CVS Health generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, CVS Health will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares for the ISO holding periods prior to disposition of the shares.

With respect to Awards granted under the 2017 Plan that result in the payment or issuance of cash or shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of shares or other property received. Thus, deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance. CVS Health generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

With respect to Awards involving the issuance of shares or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property becomes transferable or is not subject to a substantial risk of forfeiture, whichever occurs earlier. A participant may elect to be taxed at the time of receipt of shares or other property rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the participant subsequently forfeits such shares or property, the participant would not be entitled to any tax deduction, including as a capital loss, for the value of the shares or property on which he previously paid tax. The participant must file such election with the Internal Revenue Service within 30 days of the receipt of the shares or other property. CVS Health generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

The foregoing summary of the federal income tax consequences in respect of the 2017 Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws.

Awards under 2017 Plan. Awards to be granted after May 10, 2017 under the 2017 Plan are not determinable at this time. For information on awards made to NEOs under the 2010 Plan, see the tables on pages 59-61.

The Board unanimously recommends a vote **✓FOR** approval of the 2017 Incentive Compensation Plan.

STOCKHOLDER PROPOSALS

ITEM 6: STOCKHOLDER PROPOSAL REGARDING THE OWNERSHIP THRESHOLD FOR CALLING SPECIAL MEETINGS OF STOCKHOLDERS

On or about December 6, 2016, the Company received the following proposal from Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, and his proxy John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who represent that Mr. Steiner is the beneficial owner of no less than 100 shares of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (William Steiner Proposal) in this proxy statement as they were submitted to us:

Proposal 6 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting and this proposal is only asking that 15% of our shares be enabled to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This proposal is of more importance to our company. GMI Analyst said CEO Larry Merlo's pay and perks were flagged as being excessive relative to peers and other named executive officers, resulting in a 20% negative Say-on-Pay vote in 2016. If Merlo was fired without cause, unvested equity awards would vest immediately. These provisions provide for excessive levels of potential payments that are not linked to company performance.

CVS Health Corp.'s Audit Committee chair and director Richard Swift served on 4 additional boards including as Lead Director and Audit Committee chair at Ingersoll-Rand plc. In addition, CVS's Audit Committee was not fully independent due to the membership of Richard Bracken, a director (and retired chairman and CEO) of HCA Holdings, Inc. CVS Health was also flagged for excessive asset-liability ratios, relative to peers.

Please vote to enhance shareholder value:
Special Shareowner Meetings – Proposal 6

STATEMENT OF THE BOARD RECOMMENDING A VOTE AGAINST THE WILLIAM STEINER PROPOSAL

CVS Health is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. To that end, since 2010 the Company has included, in both its Amended and Restated Certificate of Incorporation (Charter) and Amended and Restated By-laws (By-laws), provisions that allow stockholders owning 25% of our outstanding common stock the right to call a special meeting, provided certain requirements are met. The Board put these Charter and By-law provisions to a vote at its 2010 annual meeting and the Company's stockholders overwhelmingly supported the provisions, with a vote in favor of over 97%. The Board continues to believe that 25% is an appropriate threshold for this right, particularly when viewed in connection with the many stockholder protections CVS Health has adopted and our strong corporate governance practices in general. CVS Health's 25% ownership threshold is also a very common threshold among large public companies that offer stockholders the right to call a special meeting.

CVS Health has adopted many leading corporate governance practices, including the annual election of all directors, majority voting in director elections, the right of stockholders to act by written consent that is less than unanimous, and a proxy access by-law. Our current QualityScore ratings from Institutional Shareholder Services (ISS) include a 1 in Board Structure and a 2 in Shareholder Rights, meaning that CVS Health is in the top 10% and 20%, respectively, of ranked companies in those categories. The Company's overall QualityScore is a 2 (top 20%), indicating that ISS views our Company as among the lowest in terms of governance risks.

If adopted, this proposal would have the effect of allowing a relatively small minority of stockholders with narrow interests to call special meetings to consider matters that may not be in the best interests of all of our stockholders. We observe that calling a special meeting of stockholders is not a matter to be taken lightly. We believe that a special meeting should only be held to cover extraordinary events, when fiduciary, strategic, significant transactional or similar considerations dictate that the matter be addressed on an expeditious basis, rather than waiting until the next annual meeting. Organizing and preparing for a special meeting involves significant management commitment of time and focus, and imposes substantial legal, administrative and distribution costs. Recognizing the substantial administrative and financial burdens that a special meeting imposes on the Company and its stockholders, the Board believes that CVS Health's existing 25% ownership threshold strikes the appropriate balance between allowing stockholders to vote on important matters that arise between annual meetings and protecting against the risk that a small group of stockholders could call a meeting that serves only a narrow agenda not favored by the majority of stockholders. We therefore continue to believe that at least 25% of our stockholders should agree that a matter be addressed before a special meeting is called.

The Board unanimously recommends a vote ✖ AGAINST the William Steiner Proposal.

ITEM 7: STOCKHOLDER PROPOSAL REGARDING A REPORT ON EXECUTIVE PAY

On or about December 2, 2016, the Company received the following proposal from Zevin Asset Management, LLC (Zevin), 11 Beacon Street, Suite 1125, Boston, MA 02108, on behalf of its client the Claire L. Bateman 1991 Trust. Zevin represents that its client is the beneficial owner of 175 shares of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (Bateman Proposal) in this proxy statement as they were submitted to us:

TOP EXECUTIVES' PAY

WHEREAS: Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting compensation systems incentivize excessive risk-taking.

In a *Forbes* article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that "compensation policies will prove to be quite costly – excessively costly – to shareholders." A study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the-top that they have skewed the standards for what's reasonable." That study also found CEO pay may be high even when performance is mediocre or dismal.

On July 25, 2015, *The New York Times* featured an extended front-page article entitled: "Pay Gap Widening as Top Workers Reap the Raises." A September 5, 2015 *New York Times* article ("Low-Income Workers See Biggest Drop in Paychecks") showed the decline in real wages (2009-2014) for the lowest-paid quintile was -5.7 percent while that of the highest-paid quintile was less than half of that: -2.6 percent.

A 2015 *Harvard Business Review* article cited a recent global study finding that CEO-to-worker pay ratio in most countries is "at least 50 to one," but "in the United States it's 354 to one."

In a 2015 PayScale report, CVS Health had the largest ratio between CEO and employee pay among all companies studied: approximately 434 to 1.

Some companies have begun disclosing CEO-to-worker pay ratios in anticipation of the Pay Ratio Disclosure Rule approved by the Securities and Exchange Commission in August 2015. Beginning in 2018, that rule will require issuers to report the ratio between median employee compensation and the CEO's total compensation.

RESOLVED: Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2017 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2007, July 2012 and July 2017; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

STATEMENT OF THE BOARD RECOMMENDING A VOTE AGAINST THE BATEMAN PROPOSAL

As required by the SEC, we provide a detailed report on executive compensation in our annual proxy statement. The compensation discussion and analysis (CD&A) section of this proxy statement describes our executive compensation practices in detail, elaborating on all material elements of our executive compensation program and policies with accompanying tables that quantify our named executive officer pay in accordance with SEC requirements. The CD&A also examines the compensation decision-making process of the Management Planning and Development Committee (for purposes of this statement, the Committee), describes the material components of our executive compensation packages and discusses the goals and underpinnings of our compensation program. The report requested by the Bateman Proposal is duplicative of this required disclosure, which is provided at pages 35 through 56 above. Additionally, in 2018, as will then be required by SEC rules, we will disclose the ratio of our CEO's pay to that of our median employee. Given the extensive compensation-related disclosure already provided to our stockholders, the requested review and report would divert our resources and attention while providing stockholders with little or no incremental information.

Putting aside the Bateman Proposal's call for information that is redundant with information that is already provided, or that will be required to be provided under newly adopted SEC rules, we are opposed to the Bateman Proposal in principle. The Committee, which is composed entirely of independent directors, and the full Board, are best placed to determine what factors should be considered when making decisions on executive pay and to implement executive compensation practices that are aligned with the interests of our stockholders. This proxy statement highlights the Committee's mandate under its charter and describes the rigorous policies and practices we have implemented to provide appropriate executive compensation. We believe that adoption of the policy requested by the proponent does not serve to enhance a compensation decision-making process that is focused on the long-term performance of CVS Health, taking into account best practices, market competitiveness and our strategic, operational and financial goals and other appropriate factors in the Committee's judgment. Adoption of the unnecessary and arbitrary Bateman Proposal would not support these objectives and would not be in the best interests of our stockholders.

The Board also notes that the proponent submitted this same proposal for a vote in 2016, and the Company's stockholders overwhelmingly rejected it, by a vote of:

- For: 6.8%

- Against: 87.5%

- Abstain: 5.6%

The Board unanimously recommends a vote ✖ AGAINST the Bateman Proposal.

ITEM 8: STOCKHOLDER PROPOSAL REGARDING A REPORT ON RENEWABLE ENERGY TARGETS

On or about November 23, 2016, the Company received the following proposal from Zevin Asset Management, LLC (Zevin), 11 Beacon Street, Suite 1125, Boston, MA 02108, on behalf of its client the Pamela L Parker Trust. Zevin represents that its client is the beneficial owner of 660 shares of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (Parker Proposal) in this proxy statement as they were submitted to us:

Whereas: To limit the average global temperature increase to well below 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual greenhouse gas (GHG) emissions approximately 80 percent. This will involve a significant shift to renewable energy.

Costs of generating electricity from sources like wind and solar have been declining rapidly and are influencing companies' response to climate change. The EPA currently lists 78 Fortune 500 companies as purchasing renewable energy (or certificates).

CVS Health Corporation ("CVS" or "the Company") has taken halting steps in this direction. According to the 2015 Corporate Social Responsibility report, the Company's renewable energy program includes solar panels at five stores and a sixth store under construction. CVS states that it is "constantly evaluating opportunities through renewable technologies, renewable energy credits, power purchase agreements, and tax credits."

In its response to the 2016 CDP Climate Change questionnaire, CVS indicates that it will set a science-based target for reducing greenhouse gas emissions in line with IPCC guidance.

Yet CVS still lacks a quantitative target for renewable energy sourcing and/or production.

Investors are concerned that CVS may be behind other large corporations which are developing quantitative renewable energy goals in response to climate change. The RE100, a coalition pushing companies to switch to 100 percent renewable energy, now includes Apple, General Motors, Johnson & Johnson, Nestle, Procter & Gamble, Unilever, and Walmart. Walmart has a goal of sourcing 100 percent of its electricity from renewable energy and an interim target "to produce or procure 7,000 GWh of renewable energy globally by the end of 2020."

Investors seek clarity on how renewable energy plays into CVS's overall response to climate change. Failure to set a renewable energy target may impede the Company's GHG reduction strategy. By setting quantitative goals on renewable energy, our Company can strengthen its current climate change strategy, respond ably to energy market changes, move closer to achieving GHG reductions, and help meet the global need for cleaner energy.

Resolved: Shareholders request that CVS produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management.

Supporting Statement: Shareholders request that the report consider and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits, or other opportunities management would like to consider, at its discretion.

STATEMENT OF THE BOARD OF DIRECTORS RECOMMENDING A VOTE AGAINST THE PARKER PROPOSAL

The Board has considered the Parker Proposal and believes it is unnecessary in light of CVS Health's ongoing efforts to reduce greenhouse gas emissions and pursue sustainability initiatives while optimizing efficiency. The Board is committed to reducing the environmental impact of the Company's business operations and to promote the conservation of the natural resources used by the Company.

In addition to completing the questionnaire from CDP (formerly known as the Carbon Disclosure Project) and disclosing data around GHG emissions each year, the Company already provides information on its sustainability efforts with its stockholders though the Company's annual Corporate Social Responsibility Report, which is available at https://cvshealth.com/social-responsibility/corporate-social-responsibility-csr. The Corporate Social Responsibility Report details our corporate sustainability goals on energy efficiency, renewables, reducing GHG emissions, reducing waste, and developing sustainable products and packaging, as well as the steps being taken to achieve those goals, including the fact that we have been measuring and reporting our GHG emissions since 2008. As detailed in the report, we set specific internal and external targets that help reduce GHG emissions while driving operational efficiency, including targets relating to the reduction of energy use, water use and waste in its retail drug stores. We pursue energy efficiency and cost-savings through detailed, thoughtful and Company-specific measures that are designed to address the particular impact our operations have on the environment and the best ways to mitigate those effects. Our Board of Directors believes that these measures more than adequately address the concerns underlying the Parker Proposal.

As just a few examples of our accomplishments that we believe have positively impacted the environmental footprint and overall sustainability of our business, we ask that you consider the following:

- In 2015, we achieved a 16% reduction in carbon intensity, exceeding our internal target of reducing carbon intensity by 15% per square foot of retail space by 2018.

- In 2015, we retrofitted 349 stores with LED lighting, which yields a 10% increase in efficiency compared to high-efficiency florescent solutions.

- We began implementing improved routing software in our fleet in 2015, which saved approximately 34,450 gallons of fuel at only 50% program completion by the end of 2015;

- We maintained the same level of electricity usage in 2015 as compared to 2014 despite an increase in overall square footage of 1.8% and the introduction of open-air refrigeration units in 450 stores, attributable to store energy efficiency initiatives.

- We decreased our usage of natural gas by 12% in 2015 compared to 2014.

We also have established committees and task forces to provide guidance on sustainability-related decisions and initiatives. These include the Energy Technology Assessment Committee, which works to identify opportunities across our operations to reduce energy and GHG emissions while also lowering costs. We continue to work towards further reductions and seek to establish a new GHG emissions reduction target within the next year.

We are proud of our environmental leadership and thoughtful, business-appropriate initiatives that our management works hard to integrate through measures to reduce GHG emissions, increase energy efficiency, reduce cost and remain competitive, and we believe that these measures compare favorably with the guidelines and requested practices embodied in the Parker Proposal.

In light of our existing efforts, accomplishments and reporting, we believe that a stand-alone report, as described in the proposal, would be duplicative of the overall sustainability reporting that we currently provide and would not be an effective use of our Company's resources nor in the best interests of our Company or its stockholders.

The Board unanimously recommends a vote **AGAINST** the Parker Proposal.

OWNERSHIP OF AND TRADING IN OUR STOCK

EXECUTIVE OFFICER AND DIRECTOR STOCK OWNERSHIP REQUIREMENTS

CVS Health has long been mindful of the importance of equity ownership by directors and executive management as an effective link to stockholders and, as such, the Board maintains stock ownership guidelines for all directors, as well as for the officers serving on the Company's Business Planning Committee (BPC), and requires that directors and BPC members achieve compliance with the ownership requirements within five years of becoming a director or BPC member. Our named executive officers, who appear in the Summary Compensation Table on page 57, must maintain ownership levels as set forth in the table below. Shares included in the calculation to assess compliance with the guidelines include shares owned outright, unvested RSUs, shares held in the Deferred Stock Compensation Plan and shares purchased through our Employee Stock Purchase Plan. Unexercised stock options do not count toward satisfying the guidelines. The Board believes that these requirements emphasize the importance of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests. To further reinforce this commitment, the Board annually reviews the policy and compliance by directors and executives.

EXECUTIVE NAME	MULTIPLE OF SALARY REQUIRED	MULTIPLE OF SALARY HELD AS OF MARCH 14, 2017	IN COMPLIANCE
Larry J. Merlo	5x	79x	Yes
David M. Denton	3x	30x	Yes
Helena B. Foulkes	3x	11x	Yes
Jonathan C. Roberts	3x	19x	Yes
Thomas M. Moriarty	3x	9x	Yes

All non-employee directors must own a minimum of 10,000 shares of CVS Health common stock, which is worth approximately $800,000 based on the March 14, 2017 closing sale price of $79.89, or 11 times the amount of the annual cash retainer ($70,000). Directors must attain this minimum ownership level within five years of being elected to the Board and must retain this minimum ownership level for at least six months after leaving the Board. The current level of stock pay in the director's mix of annual compensation is intended to facilitate the directors' ability to meet the ownership level within the timeframe. Each of our directors who has served in such capacity for at least five years has timely attained the minimum ownership level. Mmes. DeCoudreaux and DeParle and Mr. Bracken, each of whom has five years from the date of her or his election to the Board to attain the ownership requirement, are on track to meet this requirement.

SHARE OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

The following table shows the share ownership, as of March 14, 2017, of each director, each executive officer appearing in the Summary Compensation Table found on page 57 and all directors and executive officers as a group, based on information provided by these individuals. Each individual beneficially owns less than 1% of our common stock and, except as described in the footnotes to the table, each person has sole investment and voting power over the shares. None of the shares listed below has been pledged as collateral.

NAME	OWNERSHIP OF COMMON STOCK [1]	
	NUMBER	PERCENT
Richard M. Bracken	5,244	*
C. David Brown II	139,731 [1]	*
Alecia A. DeCoudreaux	6,452 [1]	*
David M. Denton	749,170 [2 3 4]	*
Nancy-Ann M. DeParle	9,900 [1]	*
David W. Dorman	89,142 [1]	*
Anne M. Finucane	19,705 [1 5]	*
Helena B. Foulkes	326,223 [2 3 4 6]	*
Larry J. Merlo	2,814,571 [2 3 4 6 7]	*
Jean-Pierre Millon	85,716 [8]	*
Thomas M. Moriarty	269,422 [2 3 6]	*
Jonathan C. Roberts	677,846 [2 3 4 6 7]	*
Richard J. Swift	59,353 [1]	*
William C. Weldon	14,582 [1]	*
Tony L. White	21,709 [9]	*
All directors and executive officers as a group (22 persons)	6,434,630	0.61%

* Less than 1%.

[1] Includes the following shares of common stock constituting deferred non-employee director compensation, which do not have current voting rights: Mr. Brown, 48,479; Ms. DeCoudreaux, 6,452; Ms. DeParle, 3,305; Mr. Dorman, 16,456; Ms. Finucane, 2,696; Mr. Swift, 53,595; Mr. Weldon, 12,991; and all non-employee directors as a group, 143,973.

[2] Includes the following shares of common stock not currently owned, but subject to options which were outstanding on March 14, 2017 and were exercisable within 60 days thereafter: Mr. Denton, 338,166; Ms. Foulkes, 187,193; Mr. Merlo, 1,349,031; Mr. Moriarty, 181,078; Mr. Roberts, 434,450; and all executive officers as a group, 3,152,287.

[3] Includes the following shares of common stock granted under the Company's 1997 and 2010 ICPs that remain subject to certain restrictions regarding employment and transfer as provided in the ICPs: Mr. Denton, 158,980; Ms. Foulkes, 41,172; Mr. Merlo, 209,398; Mr. Moriarty, 39,326; Mr. Roberts, 72,456; and all executive officers as a group, 776,673.

[4] Includes shares of common stock held by the Trustee of the ESOP that are allocated to the executive officers as follows: Mr. Denton, 1,689; Ms. Foulkes 4,071; Mr. Merlo, 6,643; Mr. Roberts, 5,320; and all executive officers as a group, 18,300.

[5] Includes 17,009 shares held in a family trust.

[6] Includes the following shares of common stock that were receivable upon the lapse of restrictions on restricted stock units or the exercise of options, but the actual receipt of which was deferred pursuant to the Company's Deferred Stock Compensation Plan, and which do not have current voting rights: Ms. Foulkes, 51,389; Mr. Merlo, 605,988; Mr. Moriarty, 22,522; Mr. Roberts, 135,442; and all executive officers as a group, 867,824.

[7] Includes the following hypothetical shares of common stock held in notional accounts in the Company's unfunded Deferred Compensation Plan, which do not have current voting rights: Mr. Merlo, 5,140; Mr. Roberts, 1,419 and all executive officers as a group, 7,026.

[8] Includes 85,716 shares held in a family trust.

[9] Includes 7 shares held by Mr. White's wife.

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

We have been notified by the entities in the following table that each is the beneficial owner (as defined by the rules of the SEC) of more than five percent of our common stock. According to the most recent Schedule 13G filed by the beneficial owner with the SEC, these shares were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing control over us.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	NO. OF SHARES BENEFICIALLY OWNED [1] [2]	PERCENT OF CLASS OWNED [1] [2]
Common Stock	BlackRock, Inc. [1] 55 East 52nd Street New York, NY 10022	66,417,057	6.2%
Common Stock	The Vanguard Group, Inc. [2] 100 Vanguard Blvd. Malvern, PA 19355	74,381,078	7.0%

[1] Information based on a Schedule 13G/A filed January 23, 2017. BlackRock, Inc. (BlackRock) is the parent holding company of a number of subsidiaries that hold CVS Health common stock for the benefit of various investors. BlackRock and/or its subsidiaries have sole voting power with respect to 54,713,960 of these shares and sole dispositive power with respect to 66,403,376 of these shares.

[2] Information based on a Schedule 13G/A filed February 9, 2017. The Vanguard Group, Inc. (Vanguard) directly or through its subsidiaries, holds CVS Health common stock for the benefit of shared various investors. Vanguard and/or its subsidiaries have sole voting power with respect to 1,673,428 of these shares, shared voting power with respect to 211,117 of these shares, sole dispositive power with respect to 72,512,905 of these shares and shared dispositive power with respect to 1,868,173 of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and any persons who own more than 10% of our common stock (Reporting Persons) to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. These Reporting Persons are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 that they file with the SEC, though as a practical matter CVS Health assists its directors and executive officers by monitoring transactions and completing and filing such forms on their behalf. Based on a review of forms filed with the SEC and written representations from our Reporting Persons, CVS Health believes that all forms were filed in a timely manner during 2016.

OTHER INFORMATION

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors of CVS Health is soliciting your proxy to vote at our 2017 Annual Meeting of Stockholders (or at any adjournment of the meeting, referred to as the Meeting or Annual Meeting). This proxy statement summarizes the information you need to know to vote at the Meeting.

We began mailing this proxy statement and the enclosed proxy card on or about March 31, 2017 to all stockholders entitled to vote. CVS Health's 2016 Annual Report, which includes our financial statements, is being sent with this proxy statement.

DATE, TIME AND PLACE OF THE ANNUAL MEETING

Date: May 10, 2017
Time: 9:00 A.M. Eastern Time
Place: CVS Health Customer Support Center (Company Headquarters)
One CVS Drive
Woonsocket, Rhode Island 02895

> Stockholders must present a form of personal photo identification in order to be admitted to the Meeting. No cell phones, cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

SHARES ENTITLED TO VOTE

Stockholders entitled to vote are those who owned CVS Health common stock at the close of business on the record date, which is March 14, 2017. As of the record date, there were 1,035,791,170 shares of common stock outstanding. Each share of CVS Health common stock that you own entitles you to one vote.

The Bank of New York Mellon presently holds shares of common stock as Trustee under the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies (ESOP). Each participant in the ESOP instructs the Trustee of the ESOP how to vote his or her shares. As to shares with respect to which the Trustee receives no timely voting instructions, the Trustee, pursuant to the ESOP Trust Agreement, votes these shares in the same proportion as it votes all the shares as to which it has received timely voting instructions. The results of the voting will be held in strict confidence by the Trustee. Please note that the cut-off date by which participants of the ESOP must submit their vote to the tabulator in order to be counted is 12:00 p.m. Eastern Time on May 8, 2017.

TYPES OF OWNERSHIP OF OUR STOCK

If your shares are registered in your name with CVS Health's transfer agent, Wells Fargo Bank, N.A., you are the "stockholder of record" of those shares. This proxy statement and any accompanying materials have been provided directly to you by CVS Health.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this proxy statement and any accompanying documents have been provided to you by your broker, bank or other holder of record, which is your "nominee". As the beneficial owner, you have the right to direct your nominee how to vote your shares by using the voting instruction card provided by your nominee or by following the nominee's instructions for voting by telephone or on the Internet.

VOTING

Whether or not you plan to attend the Annual Meeting, we urge you to vote. Stockholders of record may vote by calling a toll-free telephone number, by using the Internet or by mailing your signed proxy card in the postage-paid envelope provided. If you vote by telephone or the Internet, you do NOT need to return your proxy card. Returning the proxy card by mail or voting by telephone or Internet will not affect your right to attend the Annual Meeting and change your vote, if desired.

If you are a beneficial owner, you will receive instructions from your nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting.

The enclosed proxy card indicates the number of shares that you own as of the record date.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us in time to vote, or vote by telephone or the Internet, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will follow the Board's recommendations.

The Board of Directors and the Company's management have not received notice of, and are not aware of, any business to come before the Meeting other than the agenda items referred to in this proxy statement.

Revoking your proxy card

If you are a stockholder of record, you may revoke your proxy card by:

- sending in another signed proxy card with a later date;

- providing subsequent telephone or Internet voting instructions;

- notifying our Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy card; or

- voting in person at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your nominee.

Voting in person

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. However, if your shares are held in the name of a nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 14, 2017, the record date for voting.

Appointing your own proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the Annual Meeting to vote.

Proxy solicitation

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. We are making this solicitation by mail but we may also solicit by telephone, e-mail or in person. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, for a fee of $20,000, plus out-of-pocket expenses, to provide customary assistance to us in the solicitation. We will reimburse banks, brokerage houses and other institutions, nominees and fiduciaries, if they so request, for their expenses in forwarding proxy materials to beneficial owners.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more of our stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive, conserves natural resources and reduces mailing and printing expenses for the Company. Nominees with accountholders who are stockholders may be householding our proxy materials. As indicated in the notice previously provided by these nominees to our stockholders, a single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your nominee that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement, please notify your nominee so that separate copies may be delivered to you. Beneficial owners who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their nominee. Stockholders of record who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded, or stockholders of record who are currently participating in householding and would prefer to receive separate copies of our proxy materials, should contact our transfer agent, Wells Fargo Shareowner Services, by writing to P.O. Box 64874, St. Paul, MN 55164-0874; by calling toll-free, 877-287-7526; or by e-mailing to stocktransfer@wellsfargo.com.

QUORUM REQUIREMENT

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the Annual Meeting of holders of shares representing a majority of shares entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

VOTE NECESSARY TO APPROVE PROPOSALS

Item 1: Election of directors	Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock present in person or by proxy at the meeting and entitled to vote.
	A "majority of votes cast" means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as a vote cast, but "abstentions" and "broker non-votes" will not count as a vote cast with respect to that director's election and will have no effect.
Item 4: Frequency of say-on-pay votes	Approval of the frequency of advisory votes on executive compensation requires the favorable vote of the majority of votes cast for one of the three options provided, unless none of the three choices receives a majority, in which case we will consider the choice that receives the greatest number of votes (every one, two or three years) the frequency recommended by our stockholders. Abstentions are counted as shares present or represented and voting and have the effect of a vote against all of the frequencies. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.
All other items	For Items 2, 3, 5, 6, 7 and 8, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock present at the meeting in person or by proxy and entitled to vote. Abstentions are counted as shares present or represented and voting and have the effect of a vote against. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.

Broker Voting

Under NYSE rules, if the record holder of your shares (usually a nominee) holds your shares in its name, your nominee is permitted to vote your shares on Item 2, Ratification of Auditors, in its discretion, even if it does not receive voting instructions from you. On all other Items, your nominee is not permitted to vote your shares without your instructions and uninstructed shares are considered broker non-votes.

STOCKHOLDER PROPOSALS AND OTHER BUSINESS FOR OUR ANNUAL MEETING IN 2018

If you want to submit a proposal for possible inclusion in our proxy statement for the 2018 Annual Meeting of Stockholders, you must ensure your proposal is received by us on or before December 1, 2017 and is otherwise in compliance with SEC rules.

Under our proxy access by-law, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements set forth in the Company's by-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2018 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than November 1 and no later than December 1, 2017.

In addition, if a stockholder would like to present business at an annual meeting of stockholders that is not to be included in our proxy statement, the stockholder must provide notice to the Company as provided in its by-laws. Such notice must be addressed to our Corporate Secretary and must arrive at the Company in a timely manner, between 90 and 120 days prior to the anniversary of our last annual meeting, which would be no earlier than January 10 and February 9, 2018. Under our by-laws, any stockholder notice for presenting business at a meeting must include, among other things (1) the name and address, as they appear in our books, of the stockholder giving the notice, (2) the class and number of shares that are beneficially owned by the stockholder (including information concerning derivative ownership and other arrangements concerning our stock), (3) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, and (4) any material interest of the stockholder in such business. See "Selecting Our Director Nominees – Director Nominations" for a description of the information required for director nominations.

OTHER MATTERS

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, your proxy will vote on the matter in his best judgment.

March 31, 2017

EXHIBIT A


2017 Incentive Compensation Plan
of
CVS Health Corporation


1. *Purpose*. The purpose of this 2017 Incentive Compensation Plan (the "Plan") is to assist CVS Health Corporation, a Delaware corporation (the "Corporation"), and its subsidiaries, in attracting, retaining and rewarding high-quality executives, employees, and other persons who provide services to the Corporation and/or its subsidiaries, to enable such persons to acquire or increase a proprietary interest in the Corporation in order to strengthen the mutuality of interests between such persons and the Corporation's stockholders and to provide such persons with short- and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The Plan is also intended to qualify certain compensation awarded under the Plan for maximum tax deductibility under Code Section 162(m) (as hereafter defined) to the extent deemed appropriate by the Committee (or any successor committee) of the Board of Directors of the Corporation.

2. *Definitions*. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof:

(a) "Annual Incentive Award" means a conditional right granted to a Participant under Section 9(c) hereof to receive a cash payment, Stock or other Award, unless otherwise determined by the Committee, after the end of a specified fiscal year.

(b) "Award" means any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Deferred Stock, Stock granted as a bonus or in lieu of another award, Stock awarded to a director pursuant to Section 8, Dividend Equivalent, Other Stock-Based Award, Performance Award or Annual Incentive Award, together with any other right or interest granted to a Participant under the Plan.

(c) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 11(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e) "Board" means the Corporation's Board of Directors.

(f) "Change in Control" means Change in Control as defined with related terms in Section 10 of the Plan.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) "Committee" means a committee of two or more directors designated by the Board to administer the Plan.

(i) "Constructive Termination Without Cause" shall have the meaning set forth in Section 10(c)(ii) hereof.

(j) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 9(e) of the Plan.

(k) "Deferred Stock" means a right, granted to a Participant under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified deferral period.

(l) "Dividend Equivalent" means a right, granted to a Participant under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(m) "Eligible Person" means each Executive Officer and other officers and employees of the Corporation or of any subsidiary, including such persons who may also be directors of the Corporation, and any Eligible Director. An employee on leave of absence may be considered as still in the employ of the Corporation or a subsidiary for purposes of eligibility for participation in the Plan.

(n) "Eligible Director" means a director of the Corporation who at the relevant time is not, and for the preceding twelve (12) months was not, an employee of the Corporation or its subsidiaries.

(o) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(p) "Executive Officer" means an executive officer of the Corporation as defined under the Exchange Act.

(q) "Fair Market Value" means the fair market value of Stock, Awards or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock shall be the closing price of a share of Stock, as quoted on the composite transactions table on the New York Stock Exchange, on the date on which the determination of fair market value is being made. In the event the date on which the determination is being made is a date on which the New York Stock Exchange is closed, then the closing price of a share of Stock, as quoted on the composite transactions table on the New York Stock Exchange on the last date prior to such date on which the New York Stock Exchange was open, shall be used.

(r) "Incentive Stock Option" or "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Code Section 422 or any successor provision thereto; provided, however, that only an Eligible Person who is an employee within the meaning of Code Section 422 and the regulations thereunder shall be eligible to receive an ISO.

(s) "Option" means a right, granted to a Participant under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(t) "Other Stock-Based Awards" means Awards granted to a Participant under Section 6(h) hereof.

(u) "Participant" means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(v) "Performance Award" means a right, granted to a Participant under Section 9 hereof, to receive Awards based upon performance criteria specified by the Committee.

(w) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 13(d) thereof.

(x) "Plan Limit" means the maximum aggregate number of shares of Stock that may be issued for all purposes under the Plan as set forth is Section 4(a).

(y) "Qualified Member" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) and an "outside director" within the meaning of Regulation 1.162-27 under Code Section 162(m).

(z) "Recoupment Policy" means the Recoupment Policy of CVS Health Corporation as amended and restated on May 19, 2016, as it may be amended from time to time.

(aa) "Restricted Stock" means Stock granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(bb) "Restricted Stock Unit" shall mean a contractual right granted under Section 6(d) hereof that represents a right to receive the value of a share of Stock upon the terms and conditions set forth in the Plan and the applicable Award agreement.

(cc) "Rule 16b-3" means Rule 16b-3, as in effect from time to time and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(dd) "Stock" means the Corporation's Common Stock, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 11(c) hereof.

(ee) "Stock Appreciation Rights" or "SAR" means a right granted to a Participant under Section 6(c) hereof.

(ff) "Substitute Award" means an Award granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Corporation or with which the Corporation combines.

(gg) "Termination Without Cause" shall have the meaning set forth in Section 10(c)(i) hereof.

3. *Administration*.

(a) *Authority of the Committee.* The Plan shall be administered by the Committee, except to the extent the Board elects to administer the Plan, in which case references herein to the "Committee" shall be deemed to include references to the "Board". The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.

(b) *Manner of Exercise of Committee Authority*. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Corporation, or relating to an Award intended by the Committee to qualify as "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder, may be taken either (i) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (ii) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that, upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of the Plan. Any action of the Committee shall be final, conclusive and binding on all persons, including the Corporation, its subsidiaries, Participants, Beneficiaries, transferees under Section 11(b) hereof or other persons claiming rights from or through a Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. To the extent permitted by applicable law, the Committee may delegate to officers or managers of the Corporation or any subsidiary, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Corporation and will not cause Awards intended to qualify as "performance-based compensation" under Code Section 162(m) to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan.

(c) *Limitation of Liability*. The Committee and each member thereof shall be entitled to rely or act upon in good faith any report or other information furnished to him or her by any executive officer, other officer or employee of the Corporation or a subsidiary, the Corporation's independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Corporation or a subsidiary acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan and shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

4. *Stock Subject to Plan*.

(a) *Overall Number of Shares Available for Delivery.* Subject to adjustment as provided in Section 11(c) hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be equal to: (i) twenty-one million (21,000,000); plus (ii) such additional number of shares of Stock reserved for issuance under the Corporation's 2010 Incentive Compensation Plan, as amended on January 15, 2013 (the "Existing Plan") that remain available for grant under the Existing Plan immediately prior to the Corporation's 2017 Annual Meeting of Stockholders; provided, however, that the total number of shares of Stock with respect to which ISOs may be granted under the Plan shall not exceed three million (3,000,000). Any shares of Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares. Following approval of the Plan by the Corporation's stockholders, the Existing Plan shall be retired and no further awards shall be granted from the Existing Plan; provided, however, that awards previously granted under the Existing Plan shall continue to be governed by the terms of the Existing Plan and any agreements pertaining to those awards.

(b) *Application of Limitation to Grants of Awards*. No Award may be granted if the number of shares of Stock to be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan after taking into account the number of shares issuable in settlement of Awards or relating to then-outstanding Awards. Notwithstanding the foregoing, Awards settleable only in cash shall not reduce the number of shares of Stock available under the Plan and Stock issued for

Substitute Awards shall not count against the limits of Section 4(a). Additionally, for purposes of determining the number of shares of Stock that remain available for issuance under the Plan, the number of shares of Stock corresponding to Awards under the Plan that are forfeited or cancelled or otherwise expire for any reason without having been exercised or settled, or that are settled through the issuance of consideration other than shares of Stock (including, without limitation, cash), shall be added back to the Plan Limit and again be available for the grant of Awards. The following shares of Stock, however, shall not be available again for grant under the Plan:

> (i) shares of Stock not issued or delivered as a result of net settlement of an outstanding Option or SAR;

> (ii) shares of Stock delivered or withheld by the Corporation to pay the exercise price of or the withholding taxes with respect to an Award; and

> (iii) shares of Stock repurchased with proceeds from the payment of the exercise price of an Option.

The Committee has discretion to adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

5. *Eligibility; Per-Person Award Limitations*. Awards may be granted under the Plan only to Eligible Persons. In each fiscal year during any part of which the Plan is in effect, an Eligible Person may not be granted Awards relating to more than one million (1,000,000) shares of Stock, subject to adjustment as provided in Section 11(c), under each of Sections 6(b) through 6(h), 9(b) and 9(c). In addition, the maximum cash amount that may be earned under the Plan as a final Annual Incentive Award or other cash annual Award in respect of any fiscal year by any one Participant shall be ten million dollars ($10,000,000), and the maximum cash amount that may be earned under the Plan as a final Performance Award or other cash Award in respect of a performance period other than an annual period by any one Participant on an annualized basis shall be five million dollars ($5,000,000).

6. *Specific Terms of Awards*.

(a) *General.* Awards may be granted on the terms and conditions set forth in this Section 6, and with respect to directors of the Corporation, in Section 8. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 11(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment of the Participant and terms permitting a Participant to make elections relating to his or her Award. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Delaware General Corporation Law, no consideration other than services may be required for the grant of any Award.

(b) *Options.* The Committee is authorized to grant Options to Participants on the following terms and conditions:

> (i) *Exercise Price.* The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option except as provided under the first sentence of Section 7(a) hereof.

> (ii) *Time and Method of Exercise.* The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other plans of the Corporation or any subsidiary, or other property, and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants.

> (iii) *ISOs.* The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Code Section 422. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to ISOs shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Code Section 422, unless the Participant has first requested the change that will result in such disqualification.

(c) *Stock Appreciation Rights.* The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(i) *Right to Payment.* A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.

(ii) *Other Terms.* The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not a SAR shall be in tandem or in combination with any other Award and any other terms and conditions of any SAR. The exercise price of a SAR shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such SAR. SARs may be either freestanding or in tandem with other Awards.

(d) *Restricted Stock and Restricted Stock Units.* The Committee is authorized to grant Restricted Stock or Restricted Stock Units to Participants on the following terms and conditions:

(i) *Grant and Restrictions.* Restricted Stock and Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon, provided that dividends shall accrue and be paid only upon vesting, and may be subject to any mandatory reinvestment or any other requirement that may imposed by the Committee. During the restricted period applicable to the Restricted Stock, subject to Section 11(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant. Restricted Stock Units may be settled in Stock, cash equal to the Fair Market Value of the specified number of shares of Stock covered by the Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii) *Forfeiture.* Except as otherwise determined by the Committee, upon termination of employment during the applicable restriction period, Restricted Stock and Restricted Stock Units that are at that time subject to restrictions shall be forfeited, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock and Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock and Restricted Stock Units.

(iii) *Certificates for Stock.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Corporation retain physical possession of the certificates and that the Participant deliver a stock power to the Corporation, endorsed in blank, relating to the Restricted Stock.

(iv) *Dividends and Splits.* As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan, or shall require vesting of an Award prior to payment of accrued cash dividends. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed. The Committee shall determine and specify in the Restricted Stock Unit Agreement the effect, if any, of dividends paid on Stock during the period such Award is outstanding.

(e) *Deferred Stock.* The Committee is authorized to grant Deferred Stock to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified deferral period, subject to the following terms and conditions:

(i) *Award and Restrictions.* Satisfaction of an Award of Deferred Stock shall occur upon expiration of the deferral period specified for such Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Deferred Stock may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of shares of Stock covered by the Deferred Stock, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii) *Forfeiture.* Except as otherwise determined by the Committee, upon termination of employment during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Deferred Stock), all Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock.

(iii) *Dividend Equivalents.* Unless otherwise determined by the Committee at date of grant, Dividend Equivalents on the specified number of shares of Stock covered by an Award of Deferred Stock shall be either (A) paid with respect to such Deferred Stock at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Deferred Stock and the amount or value thereof automatically deemed reinvested in additional Deferred Stock, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect.

(f) *Bonus Stock and Awards in Lieu of Obligations.* The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee. In the case of any grant of Stock to an officer of the Corporation in lieu of salary or other cash compensation, the number of shares granted in place of such compensation shall be reasonable, as determined by the Committee.

(g) *Dividend Equivalents*. Except with respect to Options and SARs, which shall not be eligible for Dividend Equivalents, the Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. The Committee shall provide that Dividend Equivalents either shall accrue and be paid or distributed upon the vesting of an Award or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles and subject to such restrictions on transferability and risks of forfeiture as the Committee may specify.

(h) *Other Stock-Based or Cash Awards*. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Corporation or any other factors designated by the Committee and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries. The Committee shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7. *Certain Provisions Applicable to Awards*.

(a) *Stand-Alone, Additional, Tandem and Substitute Awards.* Awards granted under the Plan may, in the discretion of the Committee, be granted at any time, either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Corporation, any subsidiary, or any business entity to be acquired by the Corporation or a subsidiary, or any other right of a Participant to receive payment from the Corporation or any subsidiary, but if an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Corporation or any subsidiary, in which the value of Stock subject to the Award (for example, Deferred Stock or Restricted Stock) is equivalent in value to the cash compensation, provided, however, that any such Award that is an Option or SAR shall have an exercise price that is at least one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant of such Option or SAR. Notwithstanding the foregoing language of this Section 7(a), no outstanding Option or SAR may be amended to decrease the exercise price except in accordance with Section 11(c), and no outstanding Option or SAR may be surrendered in exchange for another Award or for cash.

(b) *Term of Awards.* The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or SAR exceed a period of ten (10) years (or such shorter term as may be required in respect of an ISO under Code Section 422).

(c) *Form and Timing of Payment under Awards; Deferrals.* Subject to the terms of the Plan, including but not limited to Section 11(l), and any applicable Award agreement, (i) payments to be made by the Corporation or a subsidiary upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, (ii) the settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control), (iii) installment or deferred payments may be required by the Committee (subject to Section 11(e) of the Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award agreement) or permitted at the election of the Participant on terms and conditions established by the Committee, and (iv) payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(d) *Exemptions from Section 16(b) Liability.* It is the intent of the Corporation that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) *Cancellation and Rescission of Awards.* Unless the Award agreement specifies otherwise, the Committee may cancel any unexpired, unpaid, or deferred Awards at any time, and the Corporation shall have the additional rights set forth in Section 7(e)(iv) below, if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan including the following conditions:

(i) While employed by the Corporation or one of its subsidiaries, a Participant shall not render services for any organization or engage directly or indirectly in any business that, in the judgment of the Chief Executive Officer of the Corporation or other senior officer designated by the Committee, is or becomes competitive with the Corporation.

(ii) A Participant shall not, without prior written authorization from the Corporation, disclose to anyone outside the Corporation, or use in other than the Corporation's business, any confidential information or material relating to the business of the Corporation that is acquired by the Participant either during or after employment with the Corporation.

(iii) A Participant shall disclose promptly and assign to the Corporation all right, title, and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by the Corporation, relating in any manner to the actual or anticipated business, research or development work of the Corporation and shall do anything reasonably necessary to enable the Corporation to secure a patent where appropriate in the United States and in foreign countries.

(iv) (A) Upon exercise, settlement, payment or delivery pursuant to an Award, the Participant shall certify on a form acceptable to the Committee that he or she is in compliance with the terms and conditions of the Plan. Failure to comply with the provisions of this Section 7(e) prior to, or during the six (6) months after, any exercise, payment or delivery pursuant to an Award shall cause such exercise, payment or delivery to be rescinded. The Corporation shall notify the Participant in writing of any such rescission within two (2) years after such exercise, payment or delivery. Within ten (10) days after receiving such a notice from the Corporation, the Participant shall pay to the Corporation the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery pursuant to an Award. Such payment shall be made either in cash or by returning to the Corporation the number of shares of Stock that the Participant received in connection with the rescinded exercise, payment or delivery.

(B) To the extent determined by the Committee, all Awards shall be subject to the terms and conditions of the Corporation's Recoupment Policy as it exists from time to time.

(f) *Limitation of Vesting of Certain Awards.* Notwithstanding anything in this Plan to the contrary, Options, SARs, Restricted Stock, Restricted Stock Units, Deferred Stock, Dividend Equivalents and Other Stock-Based Awards, as described in Sections 6(b), 6(c), 6(d), 6(e), 6(g) and 6(h) of the Plan, respectively, granted to employees, and Awards granted to directors as described in Section 8 of the Plan, will vest over a minimum period of three (3) years, except in the event of a Participant's death or disability, or in the event of a Change in Control and (i) Options, SARs, Restricted Stock, Restricted Stock Units, Deferred Stock, Dividend Equivalents and Other Stock–Based Awards as to which either the grant or the vesting is based on the achievement of one or more performance conditions will vest over a minimum period of one (1) year except in the event of a Participant's death or disability, or in the event of a Change in Control, and (ii) up to five percent (5%) of the shares of Stock authorized under the Plan may be granted as Options, SARs, Restricted Stock, Restricted Stock Units, Deferred Stock, Dividend Equivalents or Other Stock-Based Awards without any minimum vesting requirements. For purposes of this Section 7(f), vesting over a three (3)-year period will include periodic vesting over such period if the rate of such vesting is proportional throughout such period and in no event shall Awards subject to a minimum vesting period vest any earlier than one (1) year from the date of grant.

8. *Special Rules for Directors*.

(a) *Awards; Per-Director Award Limitation.* Eligible Directors may receive Awards, including without limitation Awards in respect of their annual retainer and any additional retainers for chairing the board or a committee of the board, or serving as lead independent director.

The maximum number of shares of Stock subject to Awards granted under the Plan during any one fiscal year to any one Eligible Director, taken together with any cash fees paid or Stock otherwise granted by the Company to such Eligible Director during such fiscal year for service as a non-employee director, will not exceed the following in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes): (i) five hundred thousand dollars ($500,000) for each Eligible Director, and (ii) an additional five hundred thousand dollars ($500,000) for the Eligible Director designated as independent chairman of the board or as lead independent director, in each such case including the value of any Awards in Stock that are received in lieu of all or a portion of any annual board chair, committee chair, or lead independent director cash retainers or similar cash-based payments and excluding, for this purpose, the value of any dividend equivalent payments paid pursuant to any Awards granted in a previous year.

(b) *Deferral of Shares by Directors*. Each Eligible Director may elect to defer the receipt of shares otherwise currently payable to such Eligible Director under Section 8(a) of this Plan until such Eligible Director terminates service as a director or such other date or event as permitted under rules established by the Board and uniformly applied. In that event, such Eligible Director shall be granted an award of share credits equal to the number of shares of Stock elected to be deferred, including fractional share credits to not less than three decimal places.

(c) *Settlement.* As soon as practicable after an Eligible Director has ceased being a Director of the Corporation or such other date or event elected by an Eligible Director under Section 8(b), all awards shall be paid to the Eligible Director or, in the case of the death of the Eligible Director, the Eligible Director's designated beneficiary or beneficiaries, or in the absence of a designated beneficiary, to the estate of the Eligible Director, in a single payment or installments as elected by the Eligible Director.

(d) *Dividend Equivalents.*

(i) In addition to the payment provided for in Section 8(c), each Eligible Director (or beneficiary) entitled to payment under this Section 8(d) shall receive at the same time the dividend equivalent amounts calculated under subsection (ii) below.

(ii) The dividend equivalent amount is the number of additional share credits attributable to the number of share credits originally granted plus additional share credits previously calculated hereunder. Such additional share credits shall be determined and credited as of each dividend payment date by dividing the aggregate cash dividends that would have been paid had share credits awarded or credited (but not yet paid) under this Section 8(d), as the case may be, been actual shares of Stock on the record date for such dividend by the Fair Market Value of Stock on the dividend payment date. Fractional share credits shall be calculated to not less than three decimal places.

(e) *Payment; Fractional Shares.* Payments pursuant to Sections 8(c) and 8(d) above shall be made in shares of Stock, except that there shall be paid in cash the value of any fractional share.

9. ***Performance and Annual Incentive Awards***.

(a) *Performance Conditions.* The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Sections 9(b) and 9(c) hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m).

(b) *Performance Awards Granted to Designated Covered Employees.* If the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 9(b).

(i) *Performance Goals Generally.* The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) *Business Criteria.* One or more of the following business criteria for the Corporation, on a consolidated basis, and/or for specified subsidiaries or business units of the Corporation (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) earnings per share; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on net assets, return on assets, return on investment, return on capital, return on equity; (6) economic value added; (7) operating margin; (8) Common Knowledge Retail Customer Service score or a similar customer service measurement as measured by a third-party administrator; (9) Pharmacy Benefit Services Customer Satisfaction score; (10) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items; operating earnings; (11) total stockholder return; or (12) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparator companies. One or more of the foregoing business criteria shall also be exclusively used in establishing performance goals for Annual Incentive Awards granted to a Covered Employee under Section 9(c) hereof.

(iii) *Performance Period; Timing for Establishing Performance Goals.* Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of at least one (1) year and up to ten (10) years, as specified by the Committee. Performance goals shall be established not later than ninety (90) days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(iv) *Performance Award Pool.* The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring performance of the Corporation in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 9(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 9(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount that need not bear a strictly mathematical relationship to such business criteria. The maximum amount payable to any Participant shall be a stated percentage of the pool; provided the sum of such percentages shall not exceed one hundred percent (100%) and the payment does not exceed the per-person award limit set forth in Section 5.

(v) *Settlement of Performance Awards; Other Terms.* Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, at the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 9(b). The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment of the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) *Annual Incentive Awards Granted to Designated Covered Employees.* If the Committee determines that an Annual Incentive Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 9(c).

(i) *Annual Incentive Award Pool.* The Committee may establish an Annual Incentive Award pool, which shall be an unfunded pool, for purposes of measuring performance of the Corporation in connection with Annual Incentive Awards. The amount of such Annual Incentive Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 9(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 9(b)(iii) hereof. The Committee may specify the amount of the Annual Incentive Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount that need not bear a strictly mathematical relationship to such business criteria. The maximum amount payable to any Participant shall be a stated percentage of the pool; provided the sum of such percentages shall not exceed one hundred percent (100%) and the payment does not exceed the per-person award limit set forth in Section 5.

(ii) *Potential Annual Incentive Awards.* Not later than the end of the ninetieth (90th) day of each fiscal year, or at such other date as may be required or permitted in the case of Awards intended to be "performance-based compensation" under Code Section 162(m), the Committee shall determine the Eligible Persons who will potentially receive Annual Incentive Awards, and the amounts potentially payable thereunder, for that fiscal year, either out of an Annual Incentive Award pool established by such date under Section 9(c)(i) hereof or as individual Annual Incentive Awards. In the case of individual Annual Incentive Awards intended to qualify under Code Section 162(m), the amount potentially payable shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 9(b)(ii) hereof in the given performance year, as specified by the Committee; in other cases, such amount shall be based on such criteria as shall be established by the Committee. In all cases, the maximum Annual Incentive Award of any Participant shall be subject to the limitation set forth in Section 5 hereof.

(iii) *Payout of Annual Incentive Awards.* After the end of each fiscal year, the Committee shall determine the amount, if any, of (A) the Annual Incentive Award pool, and the maximum amount of potential Annual Incentive Award payable to each Participant in the Annual Incentive Award pool, or (B) the amount of potential Annual Incentive Award otherwise payable to each Participant. The Committee may, in its discretion, determine that the amount payable to any Participant as a final Annual Incentive Award shall be increased or reduced from the amount of his or her potential Annual Incentive Award, including a determination to make no final Award whatsoever, but may not exercise discretion to increase any such amount in the case of an Annual Incentive Award intended to qualify under Code Section 162(m). The Committee shall specify the circumstances in which an Annual Incentive Award shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a fiscal year or settlement of such Annual Incentive Award.

(d) *Written Determinations*. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 9(b), and the amount of any Annual Incentive Award pool or potential individual Annual Incentive Awards and the amount of final Annual Incentive Awards under Section 9(c), shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards or Annual Incentive Awards.

(e) *Status of Section 9(b) and Section 9(c) Awards under Code Section 162(m)*. It is the intent of the Corporation that Performance Awards and Annual Incentive Awards under Sections 9(b) and 9(c) hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Sections 9(b) through (e), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards or an Annual Incentive Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards or Annual Incentive Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

10. *Change in Control.*

(a) *Effect of "Change in Control".* In the event that a Participant experiences a Termination Without Cause or a Constructive Termination Without Cause within two (2) years following a "Change in Control," the following provisions shall apply unless otherwise provided in the Award agreement:

(i) Within two (2) years of a Change in Control, any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested upon a Termination Without Cause or a Constructive Termination Without Cause and shall remain exercisable and vested for the balance of the stated term of such Award without regard to any termination of employment by the Participant, subject only to applicable restrictions set forth in Section 11(a) hereof;

(ii) Within two (2) years of a Change in Control, the restrictions, deferral of settlement and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested upon a Termination Without Cause or a Constructive Termination Without Cause, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 11(a) hereof; and

(iii) With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, such performance goals and other conditions will be deemed to be met at actual performance or prorated as of the date of termination.

(b) *Definition of "Change in Control".* A "Change in Control" shall be deemed to have occurred if:

(i) any Person (other than (w) the Corporation, (x) any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation, (y) any corporation owned, directly or indirectly, by the stockholders of the Corporation immediately after the occurrence with respect to which the evaluation is being made in substantially the same proportions as their ownership of the common stock of the Corporation immediately prior to such occurrence, or (z) any surviving or resulting entity from a merger or consolidation referred to in clause (iii) below that does not constitute a Change in Control under clause (iii) below) becomes the Beneficial Owner (except that a Person shall be deemed to be the Beneficial Owner of all shares that any such Person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants or options or otherwise, without regard to the sixty (60) day period referred to in Rule 13d-3 under the Exchange Act), as directly or indirectly, of securities of the Corporation or of any subsidiary owning directly or indirectly all or substantially all of the consolidated assets of the Corporation (a "Significant Subsidiary"), representing thirty percent (30%) or more of the combined voting power of the Corporation's or such Significant Subsidiary's then outstanding securities;

(ii) during any period of twelve (12) consecutive months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the twelve (12)-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii) the consummation of a merger or consolidation of the Corporation or any Significant Subsidiary with any other entity, other than a merger or consolidation which would result in the voting securities of the Corporation or a Significant Subsidiary outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than fifty percent (50%) of the combined voting power of the surviving or resulting entity outstanding immediately after such merger or consolidation; or

(iv) the consummation of a transaction (or series of transactions within a twelve (12)-month period) which constitutes the sale or disposition of all or substantially all of the consolidated assets of the Corporation but in no event assets having a gross fair market value of less than forty percent (40%) of the total gross fair market value of all of the consolidated assets of the Corporation (other than such a sale or disposition immediately after which such assets will be owned directly or indirectly by the stockholders of the Corporation in substantially the same proportions as their ownership of the common stock of the Corporation immediately prior to such sale or disposition.

(c) *Definition of "Termination Without Cause" and "Constructive Termination Without Cause".*

(i) "Termination Without Cause" shall mean the involuntary termination of a Participant's employment by the Corporation or a subsidiary without Cause.

(ii) "Constructive Termination Without Cause" shall mean the Participant's termination of his or her employment following the occurrence, without the Participant's written consent, of one or more of (A) an assignment of any duties to the Participant that is materially inconsistent with Participant's position, (B) a material decrease in Participant's annual base salary or target annual incentive award opportunity, or (C) a relocation of Participant's principal place of employment more than thirty-five (35) miles from Participant's place of employment before such relocation. In all cases, no Constructive Termination Without Cause shall be deemed to have occurred if any such event occurs as a result of a prior termination. In addition, no Constructive Termination Without Cause shall be deemed to have occurred unless the Participant provides written notice to the Corporation that any such event has occurred, which notice identifies the event and is provided within thirty (30) days of the initial occurrence of such event, a cure period of forty-five (45) days following the Corporation's receipt of such notice expires and the Corporation has not cured such event within such cure period, and the Participant actually terminates his/her employment within thirty (30) days of the expiration of the cure period.

(iii) "Cause" shall be deemed to occur if the Participant (A) willfully and materially breaches any of his or her obligations to the Corporation with respect to confidentiality, cooperation with regard to litigation, non-disparagement and non-solicitation; (B) is convicted of a felony involving moral turpitude; or (C) engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out Participant's duties to the Corporation, resulting, in either case, in material harm to the financial condition or reputation of the Corporation.

11. *General Provisions.*

(a) *Compliance with Legal and Other Requirements.* The Corporation may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other securities of the Corporation are listed or quoted, or compliance with any other obligation of the Corporation, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. The foregoing notwithstanding, in connection with a Change in Control, the Corporation shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the ninetieth (90th) day preceding the Change in Control.

(b) *Limits on Transferability; Beneficiaries.* No Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Corporation or a subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than ISOs in tandem therewith) may be transferred (without receipt of value from the transferee) to one or more Beneficiaries, family members or other permitted transferees designated by the Committee during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award agreement (subject to any terms and conditions which the Committee may impose thereon). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) *Adjustments.* In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock which may be delivered in connection with Awards granted thereafter, (ii) the number and kind of shares of Stock by which annual per-person Award limitations are measured under Section 5 hereof, (iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards, and (iv) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals, and Annual Incentive Awards and any Annual Incentive Award pool or performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Corporation, any subsidiary or any business unit, or the financial statements of the Corporation or any subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Corporation, any subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Performance Awards granted under Section 9(b) hereof or Annual Incentive Awards granted under Section 9(c) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) *Taxes.* The Corporation and any subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes required to be withheld by the applicable employment tax rules in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Corporation to satisfy obligations for the payment of withholding taxes relating to any Award. To the extent permitted by applicable law, the Committee shall be entitled to deduct and withhold additional amounts so long as such additional deductions would not cause an Award classified as equity under applicable accounting principles and standards to be classified as a liability award under such principles and standards. The Committee's authority shall also include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of such withholding tax obligations.

(e) *Changes to the Plan and Awards.* The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Corporation's stockholders not later than the annual meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, or if the amendment increases the number of shares of Stock reserved and available for delivery in connection with Awards, materially modifies the requirements as to eligibility for participation in the Plan, or materially increases the benefits accruing to Participants, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval;

provided that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award, except to the extent the Committee considers such amendment necessary or advisable to comply with any law, regulation, ruling, judicial decision, accounting standards, regulatory guidance or other legal requirement. Subject to the provisions of Section 7(a) the Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(f) *Limitation on Rights Conferred under Plan.* Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Corporation or a subsidiary, (ii) interfering in any way with the right of the Corporation or a subsidiary to terminate any Eligible Person's or Participant's employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Corporation unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(g) *Unfunded Status of Awards; Creation of Trusts.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Corporation; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Corporation's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(h) *Non-exclusivity of the Plan.* Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(i) *Payments in the Event of Forfeitures; Fractional Shares*. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) *Governing Law*. The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the Delaware General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

(k) *Recoupment*. Each Award under the Plan shall be subject to the terms of the Corporation's Recoupment Policy, and to such other recoupment policies or provisions as may be required under the terms of any agreement between the Corporation and any regulatory authority or as may be required under applicable law.

(l) *Code Section 409A*. With respect to Awards subject to Code Section 409A, the Plan is intended to comply with the requirements of Code Section 409A, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of Code Section 409A and the related regulations, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. The Committee may not accelerate the payment or settlement of any Award that constitutes a deferral of compensation for purposes of Code Section 409A except to the extent such acceleration would not result in the Participant incurring interest or additional tax under Code Section 409A. Notwithstanding anything in the Plan to the contrary, if a Participant is determined under rules adopted by the Committee to be a "specified employee" within the meaning of Code Section 409A(a)(2)(B)(i) and as defined in the Corporation's Universal 409A Definition Document, payment under any Award hereunder shall be delayed to the extent necessary to avoid a violation of Code Section 409A.

(m) *Plan Effective Date and Stockholder Approval; Expiration Date*. The Plan has been initially adopted by the Board on March 2, 2017, subject to approval by the stockholders of the Corporation, in accordance with applicable law. The Plan will become effective on the date of such approval. Unless an extension is approved by the stockholders of the Corporation, the Plan shall have a term that expires on May 9, 2027, after which no further Awards may be made, provided, however, that the provisions of the Plan shall continue to apply to Awards made prior to such date.

2016 CSR Achievements

Prescription for a Better World



Awards & Recognition

100 Best Corporate Citizens, 2016 (#29)
CR Magazine

America's Greenest Companies (#16)
Newsweek's Green Rankings

Sustainability Index
Dow Jones

Change the World List
Fortune Magazine

Most Admired Companies (#27)
Fortune Magazine

FTSE4Good Index
FTSE Group

Corporate Equality Index
Human Rights Campaign
Achieved 100% score for third consecutive year

90/100 Disability Equality Index score
American Association of People with Disabilities and US Business Leadership Network

25 Noteworthy Companies
DiversityInc

America's Top 50 Organizations for Multicultural Business
DiversityBusiness.com



Health in Action

Project Health

$117M
worth of free health offerings provided since 2006

888,000
patients seen since 2006

101,000
participants reached in 2016

Tobacco

#BeTheFirst
announced, a 5-year, $50 million commitment to help deliver the nation's first tobacco-free generation

20 grants
awarded to U.S. colleges and universities as part of the Tobacco-Free Generation Campus Initiative

Prescription Drug Abuse

170,000+
students reached with prescription drug abuse education through Pharmacists Teach

56.7 tons
of prescription drugs collected for disposal nationally at 639 units donated to law enforcement agencies



Planet in Balance

100%
of the palm oil we use in our products will come from verified, responsible sources; our new goal is to accomplish this by 2020



Leader in Growth

$2.5M
in value of employee volunteer hours provided to communities

$1B
target of spending on diverse Tier I suppliers, achieved

60,000+
underserved young people introduced to careers in health care

Prepared by www.argyle.company

♥CVSHealth®



WE ARE
A pharmacy innovation company

OUR STRATEGY
Reinventing pharmacy

OUR PURPOSE
Helping people on their
path to better health

OUR VALUES
Innovation
Collaboration
Caring
Integrity
Accountability

